1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑            Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TABLE OF CONTENTS

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 AND INDEPENDENT AUDITORS’ REPORT
COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
SIGNATURES

Taiwan Semiconductor Manufacturing
Company Ltd.

Financial Statements for the
Years Ended December 31, 2004 and 2003 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Ltd. as of and for the years ended December 31, 2004 and 2003, and have expressed an unqualified opinion on such financial statements.

(January 13, 2005 (January 30, 2005 as to Note 20m)

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Par Value)

	2004		2003
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$65,531,818	14	$98,288,002	25
Short-term investments, net (Notes 2 and 4)	52,979,095	11	12,559,019	3
Receivables from related parties (Note 18)	16,186,083	4	14,867,662	4
Notes receivable	2,942	—	9,893	—
Accounts receivable	15,323,939	3	13,907,914	4
Allowance for doubtful receivables (Note 2)	(980,461)	—	(1,016,022)	—
Allowance for sales returns and others (Note 2)	(3,327,914)	(1)	(2,126,025)	(1)
Other receivables from related parties (Note 18)	1,617,339	—	132,963	—
Other financial assets (Notes 2 and 21)	2,406,736	—	689,440	—
Inventories, net (Notes 2 and 5)	14,171,945	3	10,907,158	3
Deferred income tax assets (Notes 2 and 12)	8,849,000	2	8,322,000	2
Prepaid expenses and other current assets	906,789	—	1,984,268	—

Total current assets	173,667,311	36	158,526,272	40

LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 21)
Equity method	46,828,322	10	37,262,237	10
Cost method	772,634	—	703,116	—
Long-term bonds	15,170,167	3	—	—
Other investments	10,521,740	2	—	—

Total long-term investments	73,292,863	15	37,965,353	10

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	84,299,167	17	71,277,031	18
Machinery and equipment	390,719,215	80	332,252,225	84
Office equipment	7,041,132	1	6,180,495	1

	482,059,514	98	409,709,751	103
Accumulated depreciation	(300,006,201)	(61)	(247,514,312)	(62)
Advance payments and construction in progress	45,923,087	10	26,091,313	6

Net property, plant and equipment	227,976,400	47	188,286,752	47

GOODWILL (Note 2)	1,916,146	—	2,264,536	1

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 20)	8,845,144	2	7,947,331	2
Deferred income tax assets (Notes 2 and 12)	1,645,003	—	1,070,596	—
Refundable deposits (Note 18)	85,413	—	177,379	—
Assets leased to others, net (Note 2)	78,613	—	84,347	—
Idle assets (Note 2)	46,317	—	94,296	—

Total other assets	10,700,490	2	9,373,949	2

TOTAL	$487,553,210	100	$396,416,862	100

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$6,488,617	1	$6,083,876	2
Payables to related parties (Note 18)	3,198,490	1	4,500,140	1
Payables to contractors and equipment suppliers	31,154,309	6	7,117,884	2
Accrued expenses and other current liabilities (Notes 2, 10 and 20)	9,297,436	2	7,836,084	2
Current portion of long-term bonds payable (Note 9)	10,500,000	2	5,000,000	1

Total current liabilities	60,638,852	12	30,537,984	8

LONG-TERM LIABILITIES
Bonds payable (Note 9)	19,500,000	4	30,000,000	7
Other long-term payables (Notes 10 and 20)	1,934,968	—	3,300,829	1
Other payables to related parties (Notes 18 and 20)	2,317,972	1	—	—

Total long-term liabilities	23,752,940	5	33,300,829	8

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	3,101,196	1	2,600,251	1
Guarantee deposits (Note 20)	412,393	—	763,489	—
Deferred credits — gain on intercompany (Notes 2 and 18)	682,530	—	—	—

Total other liabilities	4,196,119	1	3,363,740	1

Total liabilities	88,587,911	18	67,202,553	17

SHAREHOLDERS’ EQUITY (Notes 2 and 14)
Capital stock — $10 par value
Authorized: 24,600,000 thousand shares
Issued: 23,251,964 thousand shares in 2004 and 20,266,619 thousand shares in 2003	232,519,637	48	202,666,189	51
Capital surplus	56,537,259	11	56,855,885	14
Retained earnings
Appropriated as legal reserve	25,528,007	5	20,802,137	5
Appropriated as special reserve	—	—	68,945	—
Unappropriated earnings	88,202,009	18	50,229,008	13
Others
Unrealized loss on long-term investments	—	—	(35)	—
Cumulative translation adjustments	(2,226,427)	—	225,408	—
Treasury stock (at cost) — 45,521 thousand shares in 2004 and 40,597 thousand shares in 2003 (Notes 2 and 16)	(1,595,186)	—	(1,633,228)	—

Total shareholders’ equity	398,965,299	82	329,214,309	83

TOTAL	$487,553,210	100	$396,416,862	100

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$260,726,896		$206,157,918

SALES RETURNS AND ALLOWANCES (Note 2)	(4,734,469)		(4,253,577)

NET SALES	255,992,427	100	201,904,341	100

COST OF SALES (Notes 13 and 18)	145,831,843	57	129,012,704	64

GROSS PROFIT	110,160,584	43	72,891,637	36

OPERATING EXPENSES (Notes 13 and 18)
Research and development	12,516,434	5	12,712,695	6
General and administrative	9,367,010	3	6,337,845	3
Marketing	1,454,362	1	1,193,520	1

Total operating expenses	23,337,806	9	20,244,060	10

INCOME FROM OPERATIONS	86,822,778	34	52,647,577	26

NON-OPERATING INCOME AND GAINS
Investment income recognized by equity method, net (Notes 2 and 6)	4,040,319	2	791,424	—
Interest (Notes 2 and 21)	1,762,347	1	819,377	1
Technical service income (Notes 18 and 20)	423,804	—	209,764	—
Gain on disposal of property, plant and equipment (Notes 2 and 18)	164,147	—	438,804	—
Gain on sales of investments (Note 2)	90,319	—	114,817	—
Other (Note 18)	378,778	—	291,613	—

Total non-operating income and gains	6,859,714	3	2,665,799	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7, 9 and 21)	1,352,738	1	1,576,343	1
Foreign exchange loss, net (Notes 2 and 21)	323,080	—	909,496	—
Loss on disposal of property, plant and equipment (Note 2)	107,722	—	373,472	—
Unrealized valuation loss on short-term investments (Notes 2 and 4)	75,212	—	—	—
Loss on property, plant and equipment and idle assets (Note 2)	—	—	1,401,585	1
Other	45,156	—	24,205	—

Total non-operating expenses and losses	1,903,908	1	4,285,101	2

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$91,778,584	36	$51,028,275	25

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 12)	537,531	—	(3,769,575)	(2)

NET INCOME	$92,316,115	36	$47,258,700	23

	2004		2003
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 17)
Basic earnings per share	$3.95	$3.97	$2.18	$2.02

Diluted earnings per share	$3.95	$3.97	$2.18	$2.02

The pro forma net income and earnings per share (after income tax) are based on the assumption that the stock of parent company held by its subsidiaries is treated as an investment instead of the treasury stock, and are shown as follows (Notes 2 and 16):

	2004	2003
NET INCOME	$92,340,760	$47,337,094

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.96	$2.02

Diluted earnings per share	$3.96	$2.02

(Concluded)

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	Capital Stock Issued									Unrealized
	Preferred Stock		Common Stock			Retained Earnings				Loss on	Cumulative	Treasury	Total
	Shares		Shares		Capital	Legal	Special	Unappropriated		Long-term	Translation	Stock	Shareholders’
	(Thousand)	Amount	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	(Note 16)	Equity
BALANCE, JANUARY 1, 2003	1,300,000	$13,000,000	18,622,887	$186,228,867	$57,004,789	$18,641,108	$—	$22,151,089	$40,792,197	$(194,283)	$945,129	$(1,923,492)	$295,853,207
Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	—	—	—	—	—	—	—	—	—	—	(13,000,000)
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	2,161,029	—	(2,161,029)	—	—	—	—	—
Special reserve	—	—	—	—	—	—	68,945	(68,945)	—	—	—	—	—
Bonus to employees — stock	—	—	153,901	1,539,013	—	—	—	(1,539,013)	(1,539,013)	—	—	—	—
Cash dividends paid for preferred stock	—	—	—	—	—	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends — 8%	—	—	1,489,831	14,898,309	—	—	—	(14,898,309)	(14,898,309)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(58,485)	(58,485)	—	—	—	(58,485)
Net income in 2003	—	—	—	—	—	—	—	47,258,700	47,258,700	—	—	—	47,258,700
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	(158,924)	—	—	—	—	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	194,248	—	—	194,248
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(719,721)	—	(719,721)
Treasury stock — sales of parent company stock held by subsidiaries	—	—	—	—	10,020	—	—	—	—	—	—	290,264	300,284

BALANCE, DECEMBER 31, 2003	—	—	20,266,619	202,666,189	56,855,885	20,802,137	68,945	50,229,008	71,100,090	(35)	225,408	(1,633,228)	329,214,309
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	4,725,870	—	(4,725,870)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(68,945)	68,945	—	—	—	—	—
Bonus to employees — cash	—	—	—	—	—	—		(681,628)	(681,628)	—	—	—	(681,628)
Bonus to employees — stock	—	—	272,651	2,726,514	—	—	—	(2,726,514)	(2,726,514)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	(184,493)	(184,493)	—	—	—	(184,493)
Cash dividends — 6%	—	—	—	—	—	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)
Stock dividends — 14%	—	—	2,837,327	28,373,267	—	—	—	(28,373,267)	(28,373,267)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(127,805)	(127,805)	—	—	—	(127,805)
Net income in 2004	—	—	—	—	—	—	—	92,316,115	92,316,115	—	—	—	92,316,115
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	34,059	—	—	—	—	—	—	—	34,059
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	35	—	—	35
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(2,451,835)	—	(2,451,835)
Issuance of stock arising from exercising stock options	—	—	87	867	2,757	—	—	—	—	—	—	—	3,624
Cash dividends received by subsidiaries from parent company	—	—	—	—	22,781	—	—	—	—	—	—	—	22,781
Treasury stock — sales of the parent company stock held by subsidiaries	—	—	—	—	1,864	—	—	—	—	—	—	38,042	39,906
Treasury stock — repurchased by the Company	—	—	—	—	—	—	—	—	—	—	—	(7,059,798)	(7,059,798)
Retirement of treasury stock	—	—	(124,720)	(1,247,200)	(380,087)	—	—	(5,432,511)	(5,432,511)	—	—	7,059,798	—

BALANCE, DECEMBER 31, 2004	—	$—	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$—	$(2,226,427)	$(1,595,186)	$398,965,299

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$92,316,115	$47,258,700
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	63,072,140	61,786,114
Deferred income taxes	(1,101,407)	3,639,971
Investment income recognized by equity method, net	(4,040,319)	(791,424)
Amortization of premium/discount of long-term bond investments	28,673	—
Loss on property, plant, and equipment, and idle assets	—	1,401,585
Gain on sales of long-term investments, net	(2,216)	(79,149)
Gain on disposal of property, plant and equipment, net	(56,425)	(65,332)
Accrued pension cost	500,945	389,709
Changes in operating assets and liabilities
Decrease (increase) in
Receivables from related parties	(1,318,421)	(4,752,698)
Notes receivable	6,951	50,347
Accounts receivable	(1,416,025)	(4,412,467)
Allowance for doubtful receivables	(35,561)	86,158
Allowance for sales returns and others	1,201,889	(237,042)
Other receivables from related parties	(11,496)	(64,439)
Other financial assets	(1,655,730)	189,024
Inventories, net	(3,264,787)	(566,822)
Prepaid expenses and other current assets	1,077,479	121,298
Increase (decrease) in
Payables to related parties	(1,771,144)	2,033,142
Accounts payable	404,741	1,234,642
Accrued expenses and other liabilities	(255,184)	1,447,119

Net cash provided by operating activities	143,680,218	108,668,436

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments	(43,822,489)	(12,529,448)
Acquisitions of
Long-term investments	(30,290,982)	(3,006,374)
Property, plant and equipment	(76,171,356)	(37,247,465)
Proceeds from disposal of
Long-term investments	7,822	476,405
Property, plant and equipment	1,713,934	177,307
Increase in deferred charges	(2,404,130)	(2,137,932)
Decrease in refundable deposits	91,966	366,090
Decrease in other assets	—	9,250

Net cash used in investing activities	(150,875,235)	(53,892,167)

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	$12,159,971)	$—
Repurchase of treasury stock	(7,059,798)	—
Repayment of long-term bonds payable	(5,000,000)	(4,000,000)
Cash bonus paid to employees	(681,628)	—
Decrease in guarantee deposits	(351,096)	(631,577)
Cash dividends paid for preferred stock	(184,493)	(455,000)
Remuneration paid to directors and supervisors	(127,805)	(58,485)
Proceeds from issuance of new shares arising from exercises of stock options	3,624	—
Redemption of preferred stock	—	(13,000,000)

Net cash used in financing activities	(25,561,167)	(18,145,062)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,756,184)	36,631,207

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	98,288,002	61,656,795

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$65,531,818	$98,288,002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid (excluding the amount capitalized of NT$262,109 thousand and NT$138,668 thousand in 2004 and 2003, respectively, Note 7)	$1,379,287	$1,652,579

Income tax paid	$309,522	$2,500

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term bonds payable	$10,500,000	$5,000,000

Current portion of other payables to related parties (under payables to related parties)	$492,022	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,505,345	$1,591,972

Reclassification of short-term investments to long-term investments	$3,402,413	$—

Reclassification of long-term investments to short-term investments	$—	$29,571

(Concluded)

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	ORGANIZATION AND OPERATIONS

Taiwan Semiconductor Manufacturing Company Ltd. (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of corporate bonds, asset-backed securities, bond funds, agency bonds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.

The cost of funds and listed stocks sold are counted for using the weighted-average method; whereas the other securities are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the year. The others are determined using the average of bid and ask prices as of the balance sheet date.

Cash dividends are recorded as investment income in the current year.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable price and the collectibility is reasonably assured. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the year. Market value represents replacement cost for raw materials, supplies and spare parts. Market value represents net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less, and the estimated losses on scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “investment income/loss recognized by equity method, net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as dividend income in the year received but are accounted for as reductions in the carrying amount of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying amounts of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.

When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount, and the market value becomes the new basis.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties.

Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating income or expenses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 or 5 years.

Pension Costs

The Company records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credit arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When the Company repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock as a reduction to shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed in proportionate to the equity percentage of the retirement. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock.

Foreign Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts are restated using the prevailing spot rates at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into cross-currency swap contracts to manage currencies exposures on foreign currency denominated assets and liabilities. The principal amount is recorded using the spot rates at the contract date. The differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted rates on the contract date are amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing spot rate with the resulting differences charged to income. In addition, the receivables and payables related to the contracts are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense associated with the hedged items.

The premiums paid for the foreign currency option contracts entered into for hedging purposes are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain upon exercise settlement is credited or charged to income in the year of exercise.

Reclassifications

Certain accounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified to conform to the financial statements as of and for the year ended December 31, 2004.

3.	CASH AND CASH EQUIVALENTS

	2004	2003
Cash and bank deposits	$45,838,453	$92,340,643
Government bonds acquired under repurchase agreements	19,215,153	5,947,359
Corporate issued notes	478,212	—

	$65,531,818	$98,288,002

4.	SHORT-TERM INVESTMENTS

	2004	2003
Corporate bonds	$13,554,598	$—
Corporate issued asset-backed securities	11,766,877	—
Bond funds	10,662,758	1,000,000
Agency bonds	8,633,889	—
Government bonds	7,346,858	7,692,595
Money market funds	673,888	2,038,680
Government bonds acquired under repurchase agreements	249,449	1,800,000
Commercial papers	95,666	—
Corporate issued notes	63,796	—
Listed stocks	6,528	27,744

	53,054,307	12,559,019
Allowance for valuation losses	(75,212)	—

	$52,979,095	$12,559,019

Market value	$52,979,095	$12,703,444

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2004, the Company had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, asset-backed securities, agency bonds, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.

5.	INVENTORIES, NET

	2004	2003
Finished goods	$3,229,417	$2,716,195
Work in process	10,713,178	8,292,327
Raw materials	808,722	445,357
Supplies and spare parts	779,368	674,548

	15,530,685	12,128,427
Allowance for losses	(1,358,740)	(1,221,269)

	$14,171,945	$10,907,158

6.	LONG-TERM INVESTMENTS

	2004		2003
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Equity method
TSMC International Investment Ltd. (TSMC International)	$23,778,997	100	$22,654,743	100
TSMC (Shanghai) Company Limited (TSMC — Shanghai)	8,113,511	100	1,901,428	100
Vanguard International Semiconductor Corporation (VIS)	5,401,982	28	4,077,198	28
TSMC Partners, Ltd. (TSMC Partners)	3,908,356	100	4,116,934	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,290,888	32	2,759,376	32
Emerging Alliance Fund, L.P. (Emerging Alliance)	823,232	99	704,744	99
TSMC North America (TSMC — North America)	502,242	100	417,858	100
Global UniChip Corporation (GUC)	391,626	47	368,434	47
VentureTech Alliance Fund II, L.P. (VTAF II)	329,968	98	—	—
TSMC Japan K. K. (TSMC — Japan)	102,572	100	101,722	100
VisEra Technologies Company, Limited (VisEra)	59,116	25	50,231	25
Chi Cherng Investment Co., Ltd. (Chi Cherng)	50,570	36	42,941	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	49,823	36	42,006	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC — Europe)	25,439	100	24,622	100

	46,828,322		37,262,237

Cost method
Non-publicly traded stocks	482,500	—	432,500	—
Funds	290,134	—	270,616	—

	772,634		703,116

Long-term bonds
Government bonds	10,260,481	—	—	—
Corporate bonds
China Steel Corporation	2,978,804	—	—	—
Taiwan Power Company	915,276	—	—	—
Nan Ya Plastics Corporation	407,526	—	—	—

(Continued)

	2004		2003
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Formosa Plastics Corporation	$405,485	—	$—	—
Formosa Petrochemical Corporation	202,595	—	—	—

	15,170,167		—

Other investments	10,521,740	—	—	—

	$73,292,863		$37,965,353

On January 8, 2003, the Company’s investee, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share of which the Company purchased a total of 230,882 thousand shares. VIS reduced its capital on August 11, 2004 in order to decrease its accumulated deficit. The number of shares of VIS held by the Company after the capital reduction declined from 787,016 thousand shares to 409,532 thousand shares. The Company’s ownership percentage remained the same.

For the years ended December 31, 2004 and 2003, net investment income recognized from the equity method investees was NT$4,040,319 thousand and NT$791,424 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related investment income or losses were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

As of December 31, 2004, other investments consist of the following:

	Nominal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits
Domestic bank	$2,000,000	$2,007,681	2.05%-2.20%	July 2007 to August 2007
Foreign bank	2,138,340	2,152,394	1.44%-4.75%	June 2007 to August 2007

Callable range accrual deposits
Foreign bank	6,383,400	6,414,151	(See below)	September 2009 to
				December 2009

	$10,521,740	$10,574,226

During the year ended December 31, 2004, the Company deposited funds into structured-time deposits with the following terms:

The interest rate of the step-up callable deposits is determined by the Company and the related banks.

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR rate plus an agreed upon rate ranging between 2.1% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR rate moves outside of the pre-defined range, the interest paid to the Company is at minimum of 1.5%. Under the term of contracts, the bank has the right to cancel the contracts before the maturity date.

Deposits that reside in Hong Kong and Singapore amounted to NT$2,553,360 thousand and NT$638,340 thousand, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2004	2003
Buildings	$35,546,918	$29,384,609
Machinery and equipment	259,782,721	214,296,129
Office equipment	4,676,562	3,833,574

	$300,006,201	$247,514,312

Information on the status of the expansion or construction plans of the Company’s manufacturing facilities as of December 31, 2004 is as follows:

	Estimated	Accumulated
Construction/Expansion Plan	Total Cost	Expenditures	Expected Date of Commencement
Fab 12 expansion	$58,744,200	$41,870,300	January 2005

Interest expense for the years ended December 31, 2004 and 2003 was NT$ 1,614,847 thousand and NT$1,715,011 thousand, respectively (before deducting capitalized amounts of NT$262,109 thousand in 2004 and NT$138,668 thousand in 2003, respectively). The interest rates used for purposes of calculating the capitalized amounts was 2.80% and 2.80% to 5.283% in 2004 and 2003, respectively.

8.	DEFERRED CHARGES, NET

	2004	2003
Technology license fees	$6,534,899	$5,084,684
Software and system design costs	2,160,636	2,718,270
Other	149,609	144,377

	$8,845,144	$7,947,331

9.	BONDS PAYABLE

	2004	2003
Domestic unsecured bonds:
Issued in October 1999 and repayable in October 2004, 5.95% interest payable annually	$—	$5,000,000
Issued in December 2000 and repayable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	$30,000,000	$35,000,000

As of December 31, 2004, future principal repayments for the Company’s bonds are as follows:

Year of Repayment	Amount
2005	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$30,000,000

10.	OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of December 31, 2004 are as follows:

Year	Amount
2005	$1,505,345
2006	466,786
2007	446,838
2008	255,336
2009 and thereafter	766,008

$3,440,313

The current portion of other long-term payables is recorded in the “accrued expenses and other current liabilities” account.

11.	PENSION PLAN

The Company has a defined benefit pension plan for all regular employees that provides benefits based on the employee’s length of service and average monthly salary and wages for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries and wages paid each month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

Information on the pension plan is summarized as follows:

a.	Components of net periodic pension cost

	2004	2003
Service cost	$632,594	$502,116
Interest cost	128,315	109,671
Projected return on plan assets	(41,925)	(41,154)
Amortization	8,300	2,409

Net periodic pension cost	$727,284	$573,042

b.	Reconciliation of the funded status of the plan and accrued pension cost

	2004	2003
Benefit obligation
Vested benefit obligation	$67,104	$21,895
Nonvested benefit obligation	2,704,251	2,184,593

Accumulated benefit obligation	2,771,355	2,206,488
Additional benefits based on future salaries	2,132,721	1,752,208

Projected benefit obligation	4,904,076	3,958,696
Fair value of plan assets	(1,447,540)	(1,207,264)

Funded status	3,456,536	2,751,432
Unrecognized net transitional obligation	(132,791)	(141,091)
Unrecognized net loss	(222,549)	(10,090)

Accrued pension cost	$3,101,196	$2,600,251

Vested benefit	$76,003	$22,261

c.	Actuarial assumptions

	2004	2003
Discount rated used in determining present values	3.25%	3.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.25%	3.25%
d. Contributions to the Fund	$226,339	$181,106

e. Payments from the Fund	$1,446	$3,490

12.	INCOME TAX

a.	A reconciliation of income tax on income before income tax at the statutory rate and income tax expense is as follows:

	2004	2003
Income tax based on “income before income tax” at statutory rate (25%)	$(22,944,646)	$(12,757,069)
Tax-exempt income	15,372,913	5,255,750
Temporary and permanent differences	(2,077,362)	728,904

Current income tax on income before income tax credits	$(9,649,095)	$(6,772,415)

b. Income tax benefit (expense) consists of:
Current income tax on income before income tax credits	$(9,649,095)	$(6,772,415)
Additional 10% income tax on unappropriated earnings	(821,767)	(1,271,759)
Income tax credits	10,470,862	7,917,070
Other income tax	(563,876)	(2,500)

(Continued)

	2004	2003
Net change in deferred income tax assets and liabilities
Investment tax credits	$234,690	$(917,759)
Temporary differences	1,034,916	80,390
Net change in valuation allowance of deferred income tax assets	(168,199)	(2,802,602)

Income tax benefit (expense)	$537,531	$(3,769,575)

c. Deferred income tax assets (liabilities) consisted of the following:
Current:
Investment tax credits	$8,849,000	$8,322,000

Noncurrent:
Investment tax credits	$17,035,584	$17,327,894
Temporary differences	(2,450,535)	(3,485,451)
Valuation allowance	(12,940,046)	(12,771,847)

	$1,645,003	$1,070,596

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of December 31, 2004 and 2003 were zero and NT$2,832 thousand, respectively.

The expected and actual creditable ratio for distribution of earnings of 2004 and 2003 was zero and 0.03%, respectively.

The imputation credits allocated to the shareholders are based on the balance as of the date of dividend distribution. The expected creditable ratio for distribution of earnings of 2004 may be adjusted when the allocation of the imputation credits is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2004, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,448,442	$—	2004
		3,819,937	116,189	2005
		4,886,439	4,886,439	2006
		4,140,462	4,140,462	2007
		6,309,182	6,309,182	2008

		$23,604,462	$15,452,272

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading Industries	Research and development expenditures	$2,270,013	$—	2004
		3,147,071	3,147,071	2005
		3,342,952	3,342,952	2006
		1,976,913	1,976,913	2007
		1,843,800	1,843,800	2008

		$12,580,749	$10,310,736

Statute for Upgrading Industries	Personnel training	$48,659	$—	2004
		29,448	29,448	2005
		27,312	27,312	2006
		26,780	26,780	2007

		$132,199	$83,540

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$38,036	2005

g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

h.	The tax authorities have examined income tax returns of the Company through 2000. However, the Company is contesting the assessment of the tax authority for 1992 and 1998. The Company believes that any additional assessment will not have a material adverse effect on the Company.

13.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2004			Year Ended December 31, 2003
		Classified as			Classified as
	Classified as	Operating		Classified as	Operating
	Cost of Sales	Expenses	Total	Cost of Sales	Expenses	Total
Labor cost
Salary	$8,832,324	$4,160,867	$12,993,191	$7,392,295	$3,093,658	$10,485,953
Labor and health insurance	571,853	309,585	881,438	476,687	239,067	715,754
Pension	471,646	255,482	727,128	379,845	190,507	570,352
Other	398,428	356,877	755,305	273,780	159,569	433,349

	$10,274,251	$5,082,811	$15,357,062	$8,522,607	$3,682,801	$12,205,408

Depreciation	$56,001,719	$2,429,967	$58,431,686	$55,699,522	$2,298,375	$57,997,897

Amortization	$2,496,827	$2,137,893	$4,634,720	$1,385,594	$2,399,724	$3,785,318

14.	SHAREHOLDERS’ EQUITY

Common Stock, Capital Surplus and Earnings

The Company has issued a total of 668,351 thousand ADSs which are traded on the NYSE as of December 31, 2004. The number of common shares represented by the ADSs is 3,341,754 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law of the R.O.C. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus arising from treasury stock transactions) may be appropriated as stock dividends restricted to a certain percentage based on shareholders’ ownership.

As of December 31, 2004 and 2003, the capital surplus consisted of the following:

	2004	2003
From merger	$24,003,546	$24,132,297
Additional paid-in capital	23,051,675	23,172,550
From long-term investments	121,354	87,295
From convertible bonds	9,360,424	9,410,632
Donations	55	55
Treasury stock	205	53,056

	$56,537,259	$56,855,885

The Company’s Articles of Incorporation as revised on December 21, 2004, provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any cumulative deficit:

a.	10% legal reserve; until the amount of total legal reserve equals the Company’s paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonuses to employees at 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed by way of cash dividend or stock dividend at the discretion of the Company. As the operation of the Company is at a steady growth stage, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

Any appropriations of net income are recorded in the financial statements in the year of shareholder approval.

An appropriation for legal reserve is required until the reserve equals the aggregate par value of the Company’s issued capital stock. The reserve can only be used to offset a deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of the Company.

A special reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the R.O.C. Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance of the related account reverses.

The appropriations of the earnings of 2003 and 2002 were approved in the shareholders’ meeting on May 11, 2004 and June 3, 2003, respectively. The appropriations and dividend per share are as follows:

			Dividend Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2003	Year 2002	Year 2003	Year 2002
Legal reserve	$4,725,870	$2,161,029
Special reserve	(68,945)	68,945
Bonus paid to employees — in cash	681,628	—
Bonus paid to employees — in stock	2,726,514	1,539,013
Preferred stock dividend — in cash	184,493	455,000	$0.35	$0.35
Common stock dividend — in cash	12,159,971	—	0.60	—
Common stock dividend — in stock	28,373,267	14,898,309	1.41	0.80
Remuneration to directors and supervisors — in cash	127,805	58,485

	$48,910,603	$19,180,781

The amount of the above appropriation of earnings for 2003 and 2002 is consistent with the resolution of the meetings of board of directors on February 17, 2004 and March 4, 2003, respectively. However, the Company Law of the R.O.C. states TSMC, as a holder of treasury stock shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. If the above employee bonus paid in stock had been paid in cash and all of the bonus to employees and remuneration to directors and supervisors had been charged against income for 2003 and 2002, the after income tax basic earnings per share for the years ended December 31, 2003 and 2002 would have decreased from NT$2.33 to NT$2.15 and NT$ 1.14 to NT$1.05, respectively. The shares distributed as a bonus to employees represented 1.35% and 0.83% of the Company’s total outstanding common shares as of December 31, 2003 and 2002, respectively.

As of January 13, 2005, the board of directors have not resolved the appropriation for earnings of 2004.

The above information about the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

Preferred Stock

The Company issued 1,300,000 thousand shares of unlisted Series A — preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company’s Articles of Incorporation, the Company is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and the related terms and conditions prior to redemption:

Preferred shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue price of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

15.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, the 2003 Plan and the 2002 Plan, were approved on October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under 2003 Plan and the 2002 Plan is 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the date of grant. Under the 2003 Plan and the 2002 Plan, units that were never granted, or had been granted and subsequently cancelled were expired as of December 31, 2004.

On November 2, 2004, the board of directors approved the 2004 Plan, in which the maximum number of units authorized to be granted is 11,000 thousand, with each unit representing one common share of stock. The option rights may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The option rights of the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plan, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the date of grant. The 2004 plan was approved by Bureau of Monetary Affairs, Financial Supervisory Commission of the R.O.C. on January 6, 2005.

Information on outstanding stock options for the years ended December 31, 2004 and 2003 is as follows:

	2003 Plan		2002 Plan
	Number of	Weighted-	Number of	Weighted-
	Outstanding	Average	Outstanding	Average
	Stock Option	Exercise	Stock Option	Exercise
	Rights	Price	Rights	Prices
	(in Thousands)	(NT$)	(in Thousands)	(NT$)
Year ended December 31, 2004
Beginning outstanding balance	842	57.8	48,515	42.7
Options granted	13,199	49.9	7,201	42.6
Options exercised	—	—	(87)	41.8
Options cancelled	(1,404)	50.9	(3,899)	44.2

Ending outstanding balance	12,637		51,730

Year ended December 31, 2003
Beginning outstanding balance	—	—	19,369	48.6
Options granted	843	66.5	32,031	50.3
Options cancelled	(1)	66.5	(2,885)	48.7

Ending outstanding balance	842		48,515

The number of outstanding option rights and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2004, information on outstanding and exercisable option rights is as follows:

		Options Outstanding			Options Exercisable
			Weighted-
		Number of	Average	Weighted-	Number of	Weighted-
	Range of	Outstanding	Remaining	Average	Exercisable	Average
	Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
	Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
2003 plan	43.8-57.8	12,637	9.34	50.3	—	—
2002 plan	32.8-46.2	51,730	8.09	42.6	10,307	41.7

Total		64,367	8.33	44.1	10,307	41.7

The compensation cost recognized for the year ended December 31, 2004 was zero. Had the Company used the fair value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company for the year ended December 31, 2004 would have been as follows:

Method:	Black-Scholes Model

Assumptions:
Expected dividend yield	1.00%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

NT$
Net income:
Net income as reported	$92,316,115
Pro forma net income	92,257,355
Earnings per share (EPS) — after income tax:
Basic EPS as reported	3.97
Pro forma basic EPS	3.97
Diluted EPS as reported	3.97
Pro forma diluted EPS	3.97

The estimated weighted average fair value for the options granted during the year ended December 31, 2004 was NT$19.73 per option.

16.	TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

	Beginning	Increase/		Ending
	Shares	Dividend	Decrease	Shares
Year ended December 31, 2004
Reclassification of parent company stock held by subsidiaries from long-term investment	40,597	5,676	752	45,521
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,472	45,521

Year ended December 31, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597

Proceeds from the sale of treasury stock for the years ended December 31, 2004 and 2003 were NT$39,906 thousand and NT$331,945 thousand, respectively. The Company’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders. As of December 31, 2004 and 2003, the book value of the treasury stock was NT$1,595,186 thousand and NT$1,633,228 thousand, respectively; the market value was NT$2,241,009 thousand and NT$2,548,788 thousand, respectively.

The Company held a special meeting of the board of directors and approved a share buyback plan to repurchase the Company’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. The Company repurchased 124,720 thousand common shares for a total of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

17.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(Thousand)	Tax	Tax
Year ended December 31, 2004

Basic EPS
Income available to common shareholders	$91,778,584	$92,316,115	23,248,682	$3.95	$3.97

Effect of diluted securities — stock options	—	—	6,404

Diluted EPS
Income available to common shareholders (including effect of diluted potential common stock)	$91,778,584	$92,316,115	23,255,086	$3.95	$3.97

Year ended December 31, 2003

Net Income	$51,028,275	$47,258,700
Less — preferred stock dividends	(184,493)	(184,493)

Basic EPS
Income available to common shareholders	50,843,782	47,074,207	23,327,354	$2.18	$2.02

Effect of diluted potential common stock — stock options	—	—	9,599

Diluted EPS
Income available to common shareholders (including effect of diluted potential common stock)	$50,843,782	$47,074,207	23,336,953	$2.18	$2.02

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI); the Chairman of the Company is one of its directors

b.	Philips; a major shareholder of the Company

c.	Subsidiaries

TSMC — North America TSMC — Europe TSMC — Japan TSMC — Shanghai

d.	Investees

VIS SSMC GUC VisEra

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

The significant transactions with the aforementioned parties in addition to those disclosed in other notes are summarized as follows:

	2004		2003
	Amount	%	Amount	%
For the years

Sales
TSMC — North America	$142,271,732	55	$117,758,911	57
Philips and its affiliates	5,463,565	2	3,577,054	2
Others	466,345	—	610,534	—

	$148,201,642	57	$121,946,499	59

Purchase
WaferTech	$15,203,047	34	$11,433,083	36
VIS	9,169,602	21	4,910,810	15
SSMC	5,869,123	13	5,519,805	17
TSMC — Shanghai	12,752	—	—	—

	$30,254,524	68	$21,863,698	68

Manufacturing expenses — technical assistance fee (See Note 20a)
Philips	$907,047	1	$3,023,741	3

Marketing expenses — commission
TSMC — Japan	$253,341	17	$215,202	18
TSMC — Europe	202,678	14	154,262	13

	$456,019	31	$369,464	31

General and administrative expense — rental expenses
GUC	$13,186	2	$—	—

Research and development expenses
GUC	$11,688	—	$—	—

Sales of property, plant and equipment
TSMC — Shanghai	$2,969,347	96	$—	—
VIS	33,974	1	15,125	9

	$3,003,321	97	$15,125	9

Non-operating income and gains
SSMC (primarily technical service income, see Note 20e)	$364,505	5	$201,869	8
VIS (primarily technical service income, see Note 20j)	117,760	2	251	—
VisEra	28,917	—	—	—
WaferTech	3,267	—	2,794	—

	$514,449	7	$204,914	8

(Continued)

	2004		2003
	Amount	%	Amount	%
At end of year

Receivables
TSMC — North America	$15,526,964	96	$13,946,638	94
Philips and its affiliates	581,487	4	895,063	6
Others	77,632	—	25,961	—

	$16,186,083	100	$14,867,662	100

Other receivables
TSMC — Shanghai	$1,472,880	91	$—	—
SSMC	63,701	4	—	—
VIS	47,599	3	118,503	89
Others	33,159	2	14,460	11

	$1,617,339	100	$132,963	100

Payables
VIS	$1,533,938	48	1,034,074	23
WaferTech	913,107	29	1,184,642	27
Philips and its affiliates	469,494	15	1,579,568	35
SSMC	207,794	6	634,647	14
Others	74,157	2	67,209	1

	$3,198,490	100	$4,500,140	100

Other long-term payables
Philips and its affiliates	$2,317,972	100	$—	—

Deferred credits — gain on intercompany
TSMC — Shanghai (disposal of property, plant and equipment)	$682,530	100	$—	—

Refundable deposits
VIS	$—	—	$150,840	85

The terms of sales to related parties are not significantly different from those to third parties. For other related parties transactions, since there are no other similar transactions to follow, the prices are determined in accordance with the related contractual agreements.

19.	SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases land from the Science-Based Industrial Park Administration. These agreements expire on various dates from March 2008 to December 2020. The agreements can be renewed upon their expiration.

Future remaining lease payments are as follows:

Year	Amount
2005	$238,411
2006	238,411
2007	238,411
2008	220,246
2009	214,192
2010 and thereafter	1,422,637

$2,572,308

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies as of December 31, 2004 are as follows:

a.	On June 20, 2004, the Company and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amounts mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips agree to cross license the patents owned by each party. The Company also obtained through Philips a number of patent cross licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2004, the Company had a total of US$12,802 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2004, the Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

i.	In December 2003, the Company entered into a Technology Development and License Agreement with Motorola, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Motorola, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

j.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prior as agreed by the parties.

k.	Amounts available under unused letters of credit as of December 31, 2004 were NT$6,480 thousand, US$204 thousand and SG$85 thousand.

l.	The Company provided guarantees on loans amounting to US$60,000 thousand and US$40,000 thousand for TSMC Development, Inc. (TSMC Development) and TSMC — North America, respectively.

m.	TSMC, TSMC — North America and WaferTech filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U.S. International Trade Commission against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the agreement, SMIC will pay TSMC US$175 million over six years to resolve TSMC’s patent infringement and trade secret claims.

21.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions for the years ended December 31, 2004 and 2003 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of December 31, 2004 and 2003 are as follows:

			Contract Amount
Financial Instruments	Currency	Maturity Date	(in Thousands)
2004

Sell	US$/NT$	January 2005 to March 2005	US$	733,000
Sell	US$/EUR	January 2005	US$	159,081

2003

Sell	US$/NT$	January 2004 to July 2004	US$	1,805,000
Buy	EUR/US$	January 2004	EUR	7,500
Buy	JPY/US$	January 2004	JPY	748,405

As of December 31, 2004 and 2003, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate approximately NT$392,534 thousand, and NT$76,385 thousand; payables from forward exchange contracts (included in the “other current liabilities” account) aggregate approximately NT$559 thousand and NT$174,018 thousand.

b)	Cross currency swaps

Outstanding cross currency swap contracts as of December 31, 2004 are as follows:

	Contract		Range of	Range of
	Amount		Interest Rate	Interest Rate
Maturity Date	(in Thousands)		Paid	Received
January 2005 to June 2005	US$	1,420,000	1.28%-2.72%	0.49%-1.17%

As of December 31, 2004, receivables from the cross currency swap contracts (included in the “other financial assets” account) was approximately NT$761,030 thousand.

Net exchange gain or loss arising from forward exchange contracts and cross currency swap contracts was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.

c)	Interest rate swaps

Outstanding contracts as of December 31, 2004 and 2003 were as follows:

		Contract
		Amount
Contract Date	Period	(in Thousands)
2004

September 2003	September 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
November 2003	November 2003 to December 2005	NT$	500,000

2003

September 2003	September 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
October 2003	October 2003 to December 2005	NT$	500,000
November 2003	November 2003 to December 2005	NT$	500,000
July 1999	July 1999 to June 2004	US$	2,857

d)	Option contracts

During 2004, the Company did not enter into any foreign currency option contracts.

There were no outstanding option contracts as of December 31, 2003. The Company entered into foreign currency option contracts for hedging purposes; therefore, the related premiums and the foreign exchange gain or loss are recognized in the “foreign exchange loss, net” account.

e)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of December 31, 2004, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts are as follows:

	Inflow	Outflow
Term	(In Thousands)	(In Thousands)
Within one year	NT$ 69,761,484	US$	2,312,081
	EUR 118,500

The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2)	Fair values of financial instruments were as follows:

	2004		2003
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	(In Thousands)		(In Thousands)
Non-derivative financial instruments

Assets
Short-term investments, net	$52,979,095	$52,979,095	$12,559,019	$12,703,444
Long-term investments (securities with market price)	20,572,150	23,657,754	4,077,198	10,465,676
Liabilities
Bonds payable (including current portion)	30,000,000	30,607,341	35,000,000	35,850,377

Derivative financial instruments
Forward exchange contracts (buy)	—	—	2,351	3,037
Forward exchange contracts (sell)	391,975	317,090	(99,984)	40,638
Cross currency swap contracts	761,030	760,012	—	—
Interest rate swap contracts	4,361	(22,714)	—	2,093

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates the carrying value.

Fair values of financial instruments were determined as follows:

a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	The fair value of bonds payable is the quoted market value.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.

k.	Information on investment in Mainland China

1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 18.

22.	SEGMENT FINANCIAL INFORMATION

a.	Gross export sales

Area	2004	2003
Americas	$113,948,320	$103,600,081
Asia and others	91,057,215	63,349,186
Europe	19,084,530	11,706,059

	$224,090,065	$178,655,326

The export sales information is based on amounts billed to customers within the area.

b.	Major customers representing at least 10% of net total sales:

In 2004, there is no customer accounted for at least 10% of the Company’s total sales. The Company only has one customer that accounts for at least 10% of its total sales in 2003. The sales to such customer amounted to $ 21,893,320 thousand and $31,220,104 thousand in 2004 and 2003, representing 8% and 15% of its total sales, respectively.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Maximum										Financing
				Balance									Financing	Company’s
				for the	Ending								Limit	Financing
			Financial	Period	Balance		Type of		Reasons for	Allowance			for Each	Amount Limits
	Financing		Statement	(US$ in	(US$ in	Interest	Financing	Transaction	Short-term	for	Collateral		Borrowing	(US$ in
No.	Name	Counter-party	Account	Thousand)	Thousand)	Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousand)
1	TSMC International	TSMC Development	Other receivables	$1,915,020	$1,915,020	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$31,532,982
				(US$60,000)	(US$60,000)									(US$987,968)
(Note 2)
		TSMC Technology	Other receivables	319,170	—	—	—	—	—	—	—	—
(US$10,000)
2	TSMC Partners	TSMC Development	Other receivables	2,553,360	2,553,360	1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				(US$80,000)	(US$80,000)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

								Ratio of
								Accumulated
					Maximum		Value of	Amount of
		Counter-party			Balance	Ending	Collateral	Collateral to	Maximum
			Nature of		for the Year	Balance	Property,	Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Limits on Each Counter-party’s	(US$ in	(US$ in	Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Endorsement/Guarantee Amounts	Thousand)	Thousand)	Equipment	Statement	(Note 1)
0	The Company	TSMC Development	3	Not exceed 10% of the net worth of	$1,915,020	$1,915,020	$—	0.48%	$99,741,325
				the Company, and also limiting to	(US$60,000)	(US$60,000)
				the total capital issued of the endorsement/guarantee company,
				unless otherwise approved by Board of Directors.
		TSMC — North America	2		1,276,680 (US$40,000)	1,276,680 (US$40,000)	—	0.32%

		WaferTech	3		14,043,480	—	—	—
					(US$440,000)

Note 1:	25% of the net worth of the Company as of December 31, 2004.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES HELD
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
The Company	Government bonds
	2003 Government Bond Series A	—	Short-term investment	—		$1,207,409	N/A		$1,202,028
	United States Treas NTS	—	Short-term investment	—	US$	192,357	N/A	US$	191,824
	2003 Government Bond Series I	—	Long-term investment	—		3,397,081	N/A		3,393,982
	2004 Government Bond Series A	—	Long-term investment	—		2,349,573	N/A		2,352,973
	2004 Government Bond Series E	—	Long-term investment	—		3,893,827	N/A		3,892,025
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		620,000

	Bonds under repurchase agreement	—	Short-term investment	—		249,449	N/A		251,593

	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	78,698		1,153,209	N/A		1,169,406
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,978,785
	JF Taiwan First Bond Fund	—	Short-term investment	84,886		1,151,463	N/A		1,162,632
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	76,705		1,101,911	N/A		1,111,932
	Dresdner Bond DAM Fund	—	Short-term investment	80,833		900,000	N/A		910,904
	Barits Bond Fund	—	Short-term investment	76,640		900,000	N/A		907,765
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,115,554
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		201,183
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		602,703
	HSBC NTD Money Management Fund	—	Short-term investment	41,568		600,000	N/A		601,958

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		27,552
	TSMC International	Subsidiary	Long-term investment	987,968		23,778,997	100		23,778,997
	VIS	Investee	Long-term investment	409,532		5,401,982	28		8,493,692
	TSMC Partners	Subsidiary	Long-term investment	300		3,908,356	100		3,908,356
	SSMC	Investee	Long-term investment	382		3,290,888	32		3,290,888
	TSMC — North America	Subsidiary	Long-term investment	11,000		502,242	100		1,179,352	Treasury stock of NT$677,110 thousand is deducted from the carrying value.
	GUC	Investee	Long-term investment	39,040		391,626	47		418,272
	TSMC — Japan	Subsidiary	Long-term investment	6		102,572	100		102,572
	VisEra	Investee	Long-term investment	5,100		59,116	25		59,116
	TSMC — Europe	Subsidiary	Long-term investment	—		25,439	100		25,439
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		284,036
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		170,940

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	W.K. Technology Fund IV	—	Long-term investment	5,000		$50,000	2		$55,146
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		53,571
	Globaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,909

	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		2,777,798	N/A		2,749,413
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,709
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,587
	Ace Ltd	—	Short-term investment	—	US$	1,046	N/A	US$	1,042
	AIG Sunamerica Global Fing IX	—	Short-term investment	—	US$	1,032	N/A	US$	1,028
	Allstate Finl Global Fdg LLC	—	Short-term investment	—	US$	3,171	N/A	US$	3,096
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,503
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,765
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,087
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,042
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,803
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,795
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,991
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,978
	ANZ Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	1,001
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,509
	Bank New York Inc.	—	Short-term investment	—	US$	3,945	N/A	US$	3,943
	Bank Scotland Treas Svcs PLC	—	Short-term investment	—	US$	2,715	N/A	US$	2,717
	Bank Utd Houston TX Mtbn	—	Short-term investment	—	US$	580	N/A	US$	574
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,493
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	3,105	N/A	US$	3,105
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,494
	Bristol Myers Squibb Co.	—	Short-term investment	—	US$	3,819	N/A	US$	3,788
	British Telecommunications PLC	—	Short-term investment	—	US$	2,104	N/A	US$	2,091
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,079
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,613
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,195
	Citigroup Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,002
	Citigroup Inc.	—	Short-term investment	—	US$	1,033	N/A	US$	1,033
	Citigroup Inc.	—	Short-term investment	—	US$	3,583	N/A	US$	3,523
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,612
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,593
	Consolidated Edison Co. NY Inc.	—	Short-term investment	—	US$	3,687	N/A	US$	3,618
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,060
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,158	N/A	US$	2,151
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,157

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	2,645	N/A	US$	2,599
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	779
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,240
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	999
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	755
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	3,025
	Den Danske BK Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,166
	Deutsche Telkom Intl Fin BV	—	Short-term investment	—	US$	1,852	N/A	US$	1,838
	Diageo PLC	—	Short-term investment	—	US$	3,459	N/A	US$	3,477
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	911
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,236
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,466
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,986
	First Un Corp.	—	Short-term investment	—	US$	970	N/A	US$	965
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	493
	Fleet Finl Corp Inc. New	—	Short-term investment	—	US$	975	N/A	US$	962
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	1,542	N/A	US$	1,535
	FPL Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	990
	FPL Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	846
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,467	N/A	US$	3,455
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	1,040	N/A	US$	1,040
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,886	N/A	US$	3,878
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,408
	Goldman Sachs Group Inc. Mtn	—	Short-term investment	—	US$	3,505	N/A	US$	3,494
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,599
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,100	N/A	US$	1,075
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	972
	GTE Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,109
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	986
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	765	N/A	US$	758
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	296
	Heller Finl Inc.	—	Short-term investment	—	US$	1,171	N/A	US$	1,163
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,606
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,305
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,218
	Household Fin Corp.	—	Short-term investment	—	US$	529	N/A	US$	522
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,985
	Household Fin Corp. Mtn Bk Ent	—	Short-term investment	—	US$	3,542	N/A	US$	3,510
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,134
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,000
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,961
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,113
	ING Sec Life Ins Ingslf	—	Short-term investment	—	US$	3,012	N/A	US$	3,007
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,102
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	1,043	N/A	US$	1,039
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,032
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	2,998	N/A	US$	2,988

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,629
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,502
	KFW Intl Fin Inc.	—	Short-term investment	—	US$	5,104	N/A	US$	5,027
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	765
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,036
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,162
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,634
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	2,171	N/A	US$	2,154
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,749
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	518
	Merita Bk Ltd NY Brh	—	Short-term investment	—	US$	538	N/A	US$	533
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,481
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,910
	Monumental Global Fdg II	—	Short-term investment	—	US$	2,500	N/A	US$	2,501
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,516
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,034
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,128
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	3,638	N/A	US$	3,628
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	1,050	N/A	US$	1,048
	National Westminster Bk PLC	—	Short-term investment	—	US$	1,433	N/A	US$	1,422
	Nationsbank Corp.	—	Short-term investment	—	US$	3,644	N/A	US$	3,549
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,477
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,469
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,817
	PNC Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,075
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	3,022
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,914
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,503
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,050	N/A	US$	3,047
	Principal Life Global Fdg I Gl	—	Short-term investment	—	US$	3,168	N/A	US$	3,102
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,969
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,610
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,089
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	1,563	N/A	US$	1,547
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	564	N/A	US$	558
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	369	N/A	US$	364
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	763
	Salomon Smith Barney Hldgs Inc.	—	Short-term investment	—	US$	3,160	N/A	US$	3,100
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,601
	SBC Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,617
	SBC Communications Inc.	—	Short-term investment	—	US$	2,251	N/A	US$	2,245
	Scotland Intl Fin B V 144A	—	Short-term investment	—	US$	1,533	N/A	US$	1,532
	Shell Finance (UK) PLC	—	Short-term investment	—	US$	3,604	N/A	US$	3,553
	SLM Corp.	—	Short-term investment	—	US$	500	N/A	US$	501
	SLM Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,985
	SP Powerassets Ltd Global	—	Short-term investment	—	US$	991	N/A	US$	992
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,060

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Swedbank Sparbanken Svenge AB	—	Short-term investment	—	US$	1,084	N/A	US$	1,067
	TIAA Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	514
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,965
	Union Planters	—	Short-term investment	—	US$	2,755	N/A	US$	2,704
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,097
	US Bk Natl Assn Cincinnati OH	—	Short-term investment	—	US$	2,669	N/A	US$	2,687
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,838
	Vodafone Group PLC New	—	Short-term investment	—	US$	2,559	N/A	US$	2,561
	Wachovia Corp.	—	Short-term investment	—	US$	3,720	N/A	US$	3,600
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,602
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	4,768	N/A	US$	4,689
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,682
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,180
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,631
	Westfield Cap Corp. Ltd	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	China Steel Corporation	—	Long-term investment	—		2,978,804	N/A		2,977,695
	Taiwan Power Company	—	Long-term investment	—		915,276	N/A		914,582
	Nan Ya Plastics Corporation	—	Long-term investment	—		407,526	N/A		407,484
	Formosa Plastics Corporation	—	Long-term investment	—		405,485	N/A		405,322
	Formosa Petrochemical Corporation	—	Long-term investment	—		202,595	N/A		200,000

	Agency bonds			—
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,462
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,520
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,024
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,947
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,962	N/A	US$	7,939
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,014	N/A	US$	6,924
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,936	N/A	US$	4,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,948	N/A	US$	4,944
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,468
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	7,004
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,996	N/A	US$	4,973
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,042	N/A	US$	6,985
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	6,084
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,909	N/A	US$	2,907
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,953	N/A	US$	13,898
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,983	N/A	US$	13,946
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,981	N/A	US$	13,946
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	6,978	N/A	US$	6,928
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,419
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	4,953	N/A	US$	4,941
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,943
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	998	N/A	US$	993
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,936
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,938
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,891

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,943
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,237
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,940	N/A	US$	6,937
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,917
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,953
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,997	N/A	US$	6,983
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,798
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,976
	Freddie Mac	—	Short-term investment	—	US$	4,929	N/A	US$	4,934
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,535	N/A	US$	2,531
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	2,277	N/A	US$	2,273
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,075
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,435	N/A	US$	4,440
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,539
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,645	N/A	US$	3,615
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,242	N/A	US$	4,188
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,141	N/A	US$	2,126
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,765	N/A	US$	4,719
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	3,486	N/A	US$	3,446
	FNMA Pool 685116	—	Short-term investment	—	US$	1,003	N/A	US$	1,002
	FNMA Pool 725095	—	Short-term investment	—	US$	2,008	N/A	US$	2,003
	FNMA Pool 790828	—	Short-term investment	—	US$	4,807	N/A	US$	4,773
	FNMA Pool 793932	—	Short-term investment	—	US$	994	N/A	US$	994
	FNMA Pool 794040	—	Short-term investment	—	US$	1,021	N/A	US$	1,020
	FNMA Pool 795548	—	Short-term investment	—	US$	977	N/A	US$	975
	FNMA Pool 806642	—	Short-term investment	—	US$	2,006	N/A	US$	2,004
	GNMA II Pool 081150	—	Short-term investment	—	US$	999	N/A	US$	997
	GNMA II Pool 081153	—	Short-term investment	—	US$	3,789	N/A	US$	3,766
	Government Natl Mtg Assn	—	Short-term investment	—	US$	1,734	N/A	US$	1,700

	Corporate issued asset-backed securities
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,004
	Aesop Fed II LLC	—	Short-term investment	—	US$	4,955	N/A	US$	4,963
	Aesop Fed II LLC	—	Short-term investment	—	US$	1,912	N/A	US$	1,888
	American Express Cr Account Ma	—	Short-term investment	—	US$	3,445	N/A	US$	3,427
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	949	N/A	US$	949
	Americredit Automobile Receiv	—	Short-term investment	—	US$	2,002	N/A	US$	1,998
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,048
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,990
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,912
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	926	N/A	US$	923
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	5,364	N/A	US$	5,315
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	4,006
	Bank of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	3,995
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,478	N/A	US$	1,489
	Bear Stearns Asset Backed Secs	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	BMW Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,941

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	California Infr + Economic Dev	—	Short-term investment	—	US$	4,298	N/A	US$	4,230
	California Infras + Economic	—	Short-term investment	—	US$	6,126	N/A	US$	6,064
	California Infrastructure Dev	—	Short-term investment	—	US$	5,089	N/A	US$	5,035
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	4,018	N/A	US$	3,992
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	319	N/A	US$	318
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	1,147	N/A	US$	1,145
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,989
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,977
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,923
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,493
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,991
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	4,959	N/A	US$	4,965
	Citicorp Mtg Secs	—	Short-term investment	—	US$	2,364	N/A	US$	2,363
	CNH Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,952
	Comm 2004 Htl 1	—	Short-term investment	—	US$	4,600	N/A	US$	4,607
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	4,209	N/A	US$	4,178
	CWABS Inc.	—	Short-term investment	—	US$	1,647	N/A	US$	1,662
	CWABS Inc.	—	Short-term investment	—	US$	1,903	N/A	US$	1,907
	CWABS Inc.	—	Short-term investment	—	US$	1,907	N/A	US$	1,912
	CWABS Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	1,997
	CWABS Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,055
	CWABS Inc.	—	Short-term investment	—	US$	3,500	N/A	US$	3,541
	CWALT Inc.	—	Short-term investment	—	US$	4,292	N/A	US$	4,277
	CWABS Inc.	—	Short-term investment	—	US$	2,317	N/A	US$	2,298
	CWABS Inc.	—	Short-term investment	—	US$	4,040	N/A	US$	4,040
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,970
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,982	N/A	US$	4,970
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,893
	Detroit Edison Securitization	—	Short-term investment	—	US$	674	N/A	US$	671
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,999
	Finance Amer Mtg Ln Tr	—	Short-term investment	—	US$	985	N/A	US$	986
	First Franklin Mtg Ln Tr	—	Short-term investment	—	US$	2,002	N/A	US$	2,006
	First Horizon Abs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,567	N/A	US$	3,534
	First USA Credit Cr Master Tr	—	Short-term investment	—	US$	5,011	N/A	US$	5,008
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,936
	Granite Mtgs PLC	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	GS Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,970
	GS Mtg Secs Corp.	—	Short-term investment	—	US$	2,944	N/A	US$	2,944
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	3,417	N/A	US$	3,400
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,938
	Holmes Fing No 8 PLC	—	Short-term investment	—	US$	5,001	N/A	US$	5,052
	Honda Auto Receivables	—	Short-term investment	—	US$	5,000	N/A	US$	4,991
	Household Automotive Tr	—	Short-term investment	—	US$	513	N/A	US$	511
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,468
	IMPAC Cmb Tr	—	Short-term investment	—	US$	1,414	N/A	US$	1,413
	IMPAC Cmb Tr	—	Short-term investment	—	US$	988	N/A	US$	988

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	IMPAC Secd Assets Corp.	—	Short-term investment	—	US$	3,570	N/A	US$	3,566
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,502
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,460	N/A	US$	1,460
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,502
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,001
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,207
	Navistar finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,889
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,958
	Nissan Auto Receivables Own Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,993
	Nissan Auto Receivables Owner	—	Short-term investment	—	US$	4,853	N/A	US$	4,872
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	963	N/A	US$	961
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,933
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,201
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,982
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,117
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,731	N/A	US$	3,672
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,000	N/A	US$	2,980
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	3,659	N/A	US$	3,631
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,504	N/A	US$	2,513
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,960	N/A	US$	1,955
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,488	N/A	US$	1,486
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,500
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	3,037	N/A	US$	3,031
	Structured Asset Secs Corp.	—	Short-term investment	—	US$	1,403	N/A	US$	1,394
	Thoornburg Mtg Secs Tr	—	Short-term investment	—	US$	1,921	N/A	US$	1,923
	Toyota Auto Receivables 2003B	—	Short-term investment	—	US$	4,970	N/A	US$	4,930
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	5,042	N/A	US$	4,997
	TXU Elec Delivery Transition	—	Short-term investment	—	US$	7,736	N/A	US$	7,715
	USAA Auto Owner Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,991
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	6,000	N/A	US$	5,991
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,995
	WFS Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,989
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,992
	WFS Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,342
	Whole Auto Ln Tr	—	Short-term investment	—	US$	5,967	N/A	US$	5,966
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,969
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,964
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,906

	Commercial papers		Short-term investment	—	US$	2,997	N/A	US$	2,997

	Corporate issued notes		Short-term investment	—	US$	1,999	N/A	US$	1,999

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Money market funds		Short-term investment	—	US$	21,114	N/A	US$	21,114

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		43,649	N/A		43,649

TSMC - North America	TSMC stock	Parent company	Short-term investment	14,151		677,110	—		696,661

Chi Cherng	TSMC stock	Parent company	Short-term investment	15,670		458,564	—		771,451

Hsin Ruey	TSMC stock	Parent company	Short-term investment	15,700		459,512	—		772,897

TSMC International	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300

	Stock
	InveStar	Subsidiary	Long-term investment	24,320	US$	34,514	97	US$	34,514
	InveStar II	Subsidiary	Long-term investment	51,300	US$	34,534	97	US$	34,534
	TSMC Development	Subsidiary	Long-term investment	1	US$	603,993	100	US$	603,993
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,544	100	US$	5,544
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	484,060	99	US$	484,060

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	682	US$	67	—	US$	1,370
	Advanced Power Electronics Corp.	—	Short-term investment	1,108	US$	502	—	US$	697
	Broadtek Electronics Corp.	—	Short-term investment	869	US$	275	—	US$	225
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	—	US$	19,910
	SiRF Technology Holdings, Inc.	—	Short-term investment	90	US$	393	—	US$	1,157
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	46	—	US$	38
	Programmable Microelectronics	—	Long-term investment	575	US$	208	1	US$	208
	(Taiwan), Corp. Global Testing Corp.	—	Long-term investment	13,268	US$	5,670	9	US$	5,670
	RichTek Technology Corp.	—	Long-term investment	842	US$	83	1	US$	1,692
	Signia Technologies, Inc.	—	Long-term investment	701	US$	202	3	US$	202
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	92	1	US$	92
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	508	2	US$	706
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	154	4	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
	Tropian, Inc.	—	Long-term investment	1,758	US$	471	3	US$	471

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	321	US$	184	—	US$	645
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	—	US$	8,716
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	RichTek Technology Corp.	—	Long-term investment	395	US$	226	1	US$	794
	Programmable Microelectronics	—	Long-term investment	177	US$	50	—	US$	50
	(Taiwan), Inc. Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	GeoVision, Inc.	—	Long-term investment	471	US$	127	1	US$	127
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,175	8	US$	1,175
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	2,000	US$	204	3	US$	204
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	3	US$	122

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Sonics, Inc.	—	Long-term investment	1,582	US$	3,082	5	US$	3,082
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Tropian, Inc.	—	Long-term investment	1,464	US$	393	2	US$	393
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies Limited	—	Long-term investment	2,579	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	2,600	US$	867	13	US$	867
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,388

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
	Marketable Securities	Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Type and Name	the Company	Account	(In Thousand)	Thousand)		Ownership	Thousand)		Note
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Teknovus, Inc.	—	Long-term investment	5,556	US$	1,000	3	US$	1,000
	Miradia, Inc. (Formerly XHP	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Microsystems, Inc.) Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022
	Ivyon Technology, Inc.	—	Long-term investment	200	US$	775	10	US$	775
	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	258	US$	250	3	US$	250
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Agelia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	Axiom Microdevices, Inc.	—	Long-term investment	686	US$	700	5	US$	700
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182

GUC	Bond funds
	Grand Cathay	—	Short-term investment	3,608		45,543	N/A		45,544
	TIIM	—	Short-term investment	703		9,698	N/A		9,698
	Polaris De Li	—	Short-term investment	1,550		22,800	N/A		22,800
	EnTrust Kirin	—	Short-term investment	2,106		22,697	N/A		22,698
	E. Sun New Era	—	Short-term investment	1,920		20,313	N/A		20,314
	Jih Sun	—	Short-term investment	772		10,262	N/A		10,262
	EnTrust Phoenix	—	Short-term investment	2,081		30,563	N/A		30,564
	Transcend Fortune	—	Short-term investment	1,936		22,947	N/A		22,948

	Stock funds
	TIIM DaLi	—	Short-term investment	296		5,000	N/A		4,474
	UPAMC Global Select Fund of Funds	—	Short-term investment	336		3,364	N/A		3,378
	Sheng Hua 9966 Balance	—	Short-term investment	300		3,000	N/A		3,011

	Stock
	Global Unichip Corporation — NA	Subsidiary	Long-term investment	100		3,375	100		3,375

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition			Disposal							Ending Balance
					Shares/Units	Amount	Shares/Units	Amount			Amount		Carrying		Gain (Loss)			Amount
					(Thousand)	(US$ in	(Thousand)	(US$ in		Shares/Units	(US$ in		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type	Financial Statement		Nature of		Thousand)		Thousand)		(Thousand)	Thousand)		(US$ in		(US$ in		(Thousand)	Thousand)
Company Name	and Name	Account	Counter-party	Relationship									Thousand)		Thousand)			(Note 1)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	—	40,000	$1,359,120 (US$ 40,000)	—		$—	40,000		$1,359,120 (US$ 40,000)		$1,359,120 (US$ 40,000)		$—	—		$—
	GS Fund	Short-term investment	Goldman Sachs	—	20,000	679,560 (US$ 20,000)	—		—	20,000		679,560 (US$ 20,000)		679,560 (US$ 20,000)		—	—		—
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	34,343	500,000	68,021		1,000,000	23,666		350,000		346,791		3,209	78,698		1,153,209
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	34,794	500,000	165,257		2,400,000	65,145		950,000		943,825		6,175	134,906		1,956,175
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—	—	18,235		200,000	—		—		—		—	18,235		200,000
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—	—	110,580		1,500,000	25,694		350,000		348,537		1,463	84,886		1,151,463
	INVESCO R.O.C Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—	—	—	93,975		1,350,000	17,270		250,000		248,089		1,911	76,705		1,101,911
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	—	—	80,833		900,000	—		—		—		—	80,833		900,000
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	—	—	76,640		900,000	—		—		—		—	76,640		900,000
	Shin Kong Chi Shin Bond Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	—	—	151,594		2,100,000	—		—		—		—	151,594		2,100,000
	NITC Bond Fund	Short-term investment	National Investment Trust Co., Ltd.	—	—	—	3,764		600,000	—		—		—		—	3,764		600,000
	HSBC NTD Money Management Fund	Short-term investment	HSBC Asset Management (Taiwan) Ltd.	—	—	—	41,568		600,000	—		—		—		—	41,568		600,000
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,800,000	—		2,577,163	—		4,127,714		4,127,714		—	—		249,449
	Government bonds
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,422,197	—		—	—		1,427,762		1,422,197		5,565	—		—
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	3,157,331	—		—	—		3,169,750		3,157,331		12,419	—		—
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—	3,113,066	—		—	—		3,133,875		3,113,066		20,809	—		—
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—	—	—	—		2,023,206	—		2,031,500		2,023,206		8,294	—		—
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	—	—		1,207,409	—		—		—		—	—		1,207,409
	United States Treas NTS	Short-term investment	—	—	—	—	—	US$	699,398	—	US$	506,162	US$	507,041	US$	(879)	—	US$	192,357
	2003 Government Bond Series I	Long-term investment	FCB and several financial institutions	—	—	—	—		3,402,213	—		—		—		—	—		3,397,081
	2004 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—	—	—		2,349,573	—		—		—		—	—		2,349,573
	2004 Government Bond Series E	Long-term investment	BNP and several financial institutions	—	—	—	—		3,890,925	—		—		—		—	—		3,893,827
	2004 Kaohsiung Municipal Bond Series A	Long-term investment	KGI Securities Co., Ltd. and several financial institutions	—	—	—	—		620,000	—		—		—		—	—		620,000
	Corporate bonds
	Taiwan Power Company	Short-term investment	KGI Securities Co., Ltd.	—	—	—	—		2,777,798	—		—		—		—	—		2,777,798
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	—	—	US$	3,171	—		—		—		—	—	US$	3,171
	American Express Co.	Short-term investment	—	—	—	—	—	US$	3,550	—		—		—		—	—	US$	3,550
	American Express Cr Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,503	—	US$	3,504	US$	3,503	US$	1	—		—
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,130	—		—		—		—	—	US$	3,130

(Continued)

					Beginning Balance		Acquisition		Disposal					Ending Balance
					Shares/Units	Amount	Shares/Units	Amount		Amount	Carrying	Gain (Loss)			Amount
					(Thousand)	(US$ in	(Thousand)	(US$ in	Shares/Units	(US$ in	Value	on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of		Thousand)		Thousand)	(Thousand)	Thousand)	(US$ in	(US$ in		(Thousand)	Thousand)
Company Name	Name	Account	Counter-party	Relationship							Thousand)	Thousand)			(Note 1)
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—	$—	—	US$3,702	—	$—	$—		$—	—	US$3,702
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,509	—	US$3,509	US$3,509		—	—	—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,750	—	US$3,755	US$3,750	US$	5	—	—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,800	—	—	—		—	—	US$3,800
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—	—	—	US$3,795	—	—	—		—	—	US$3,795
	Amgen Inc.	Short-term investment	—	—	—	—	—	US$3,005	—	—	—		—	—	US$3,005
	Bank New York Inc.	Short-term investment	—	—	—	—	—	US$3,945	—	—	—		—	—	US$3,945
	Bank One Corp.	Short-term investment	—	—	—	—	—	US$3,693	—	US$3,695	US$3,693	US$	2	—	—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$3,805	—	US$3,816	US$3,805	US$	11	—	—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$3,518	—	—	—		—	—	US$3,518
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	—	—	US$3,105	—	—	—		—	—	US$3,105
	Bristol Myers Squibb Co.	Short-term investment	—	—	—	—	—	US$3,819	—	—	—		—	—	US$3,819
	Brown Forman Corp.	Short-term investment	—	—	—	—	—	US$3,277	—	US$3,280	US$3,277	US$	3	—	—
	Cardinal Health Inc.	Short-term investment	—	—	—	—	—	US$3,837	—	US$3,795	US$3,837	US$	(42)	—	—
	Cit Group Hldgs Inc.	Short-term investment	—	—	—	—	—	US$3,203	—	—	—		—	—	US$3,203
	Citigroup Inc.	Short-term investment	—	—	—	—	—	US$3,583	—	—	—		—	—	US$3,583
	Compaq Computer Corp.	Short-term investment	—	—	—	—	—	US$3,719	—	—	—		—	—	US$3,719
	Consolidated Edison Co. NY Inc.	Short-term investment	—	—	—	—	—	US$3,687	—	—	—		—	—	US$3,687
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,534	—	US$3,540	US$3,534	US$	6	—	—
	Countrywide Home Lns Inc.	Short-term investment	—	—	—	—	—	US$5,210	—	—	—		—	—	US$5,210
	Credit Suisse First Boston USA	Short-term investment	—	—	—	—	—	US$3,177	—	US$3,188	US$3,177	US$	11	—	—
	Dell Computer Corp.	Short-term investment	—	—	—	—	—	US$3,054	—	—	—		—	—	US$3,054
	Diageo PLC	Short-term investment	—	—	—	—	—	US$3,459	—	—	—		—	—	US$3,459
	European Invt Bk	Short-term investment	—	—	—	—	—	US$8,315	—	—	—		—	—	US$8,315
	Federal Home Ln Mtg Corp	Short-term investment	—	—	—	—	—	US$4,237	—	—	—		—	—	US$4,237
	Federal Home Loan Mtg Assn	Short-term investment	—	—	—	—	—	US$4,847	—	—	—		—	—	US$4,847
	First Data Corp.	Short-term investment	—	—	—	—	—	US$3,013	—	—	—		—	—	US$3,013
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,507	—	US$3,498	US$3,507	US$	(9)	—	—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,467	—	—	—		—	—	US$3,467
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$3,886	—	—	—		—	—	US$3,886
	Genworth Finl Inc.	Short-term investment	—	—	—	—	—	US$3,412	—	—	—		—	—	US$3,412
	Goldman Sachs Group Inc Mtn	Short-term investment	—	—	—	—	—	US$3,505	—	—	—		—	—	US$3,505
	Goldman Sachs Group LP	Short-term investment	—	—	—	—	—	US$3,820	—	—	—		—	—	US$3,820
	Hewlett Packard Co.	Short-term investment	—	—	—	—	—	US$3,373	—	—	—		—	—	US$3,373
	Honeywell Inc.	Short-term investment	—	—	—	—	—	US$3,284	—	—	—		—	—	US$3,284
	Household Fin Corp.	Short-term investment	—	—	—	—	—	US$3,712	—	US$3,633	US$3,712	US$	(79)	—	—
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	—	—	US$3,542	—	—	—		—	—	US$3,542
	Huntington Natl Bk	Short-term investment	—	—	—	—	—	US$3,003	—	—	—		—	—	US$3,003
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	—	—	US$3,012	—	—	—		—	—	US$3,012
	Intl Bk For Recon + Dev	Short-term investment	—	—	—	—	—	US$5,232	—	—	—		—	—	US$5,232
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$3,638	—	US$3,601	US$3,638	US$	(37)	—	—
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$3,128	—	—	—		—	—	US$3,128
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$3,663	—	—	—		—	—	US$3,663
	Keycorp Mtn Book Entry	Short-term investment	—	—	—	—	—	US$3,500	—	—	—		—	—	US$3,500
	KFW Intl Fin Inc.	Short-term investment	—	—	—	—	—	US$5,104	—	—	—		—	—	US$5,104
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$3,417	—	US$3,381	US$3,417	US$	(36)	—	—
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$3,705	—	—	—		—	—	US$3,705
	Lilly Eli + Co.	Short-term investment	—	—	—	—	—	US$3,750	—	—	—		—	—	US$3,750
	Merrill Lynch + Co Inc.	Short-term investment	—	—	—	—	—	US$3,497	—	US$3,498	US$3,497	US$	1	—	—
	Merrill Lynch + Co Inc.	Short-term investment	—	—	—	—	—	US$3,486	—	—	—		—	—	US$3,486
	Monumental Global Fdg II 2002A	Short-term investment	—	—	—	—	—	US$3,129	—	—	—		—	—	US$3,129
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—	—	US$5,741	—	—	—		—	—	US$5,741
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—	—	US$4,763	—	US$3,713	US$3,713		—	—	US$1,050
	Nationsbank Corp.	Short-term investment	—	—	—	—	—	US$3,644	—	—	—		—	—	US$3,644
	Nationwide Bldg Soc	Short-term investment	—	—	—	—	—	US$3,457	—	—	—		—	—	US$3,457
	Nationwide Life Global Mtn	Short-term investment	—	—	—	—	—	US$3,413	—	—	—		—	—	US$3,413
	Pepsico Inc. Mtn Book Entry	Short-term investment	—	—	—	—	—	US$3,818	—	—	—		—	—	US$3,818
	Popular North Amer Inc Mtn	Short-term investment	—	—	—	—	—	US$3,042	—	—	—		—	—	US$3,042
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$3,507	—	—	—		—	—	US$3,507

(Continued)

					Beginning Balance		Acquisition			Disposal					Ending Balance
					Shares/Units	Amount	Shares/Units	Amount			Amount	Carrying	Gain (Loss)			Amount
					(Thousand)	(US$ in	(Thousand)	(US$ in		Shares/Units	(US$ in	Value	on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of		Thousand)		Thousand)		(Thousand)	Thousand)	(US$ in	(US$ in		(Thousand)	Thousand)
Company Name	Name	Account	Counter-party	Relationship								Thousand)	Thousand)			(Note 1)
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	$—	—	US$	3,050	—	$—	$—		$—	—	US$	3,050
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	—	—	US$	3,168	—	—	—		—	—	US$	3,168
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	—	—	US$	3,160	—	—	—		—	—	US$	3,160
	SBC Communications Inc.	Short-term investment	—	—	—	—	—	US$	3,681	—	—	—		—	—	US$	3,681
	Shell Finance (UK) PLC	Short-term investment	—	—	—	—	—	US$	3,604	—	—	—		—	—	US$	3,604
	TIAA Global Mkts Inc.	Short-term investment	—	—	—	—	—	US$	3,631	—	US$3,131	US$3,112	US$	19	—	US$	519
	Unitedhealth Group Inc.	Short-term investment	—	—	—	—	—	US$	3,119	—	—	—		—	—	US$	3,119
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$	3,177	—	US$3,135	US$3,177	US$	(42)	—		—
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$	3,172	—	US$3,175	US$3,172	US$	3	—		—
	Wachovia Corp.	Short-term investment	—	—	—	—	—	US$	3,720	—	—	—		—	—	US$	3,720
	Walmart Cda Venture Corp.	Short-term investment	—	—	—	—	—	US$	3,670	—	—	—		—	—	US$	3,670
	Washington Mut Fin Corp.	Short-term investment	—	—	—	—	—	US$	4,768	—	—	—		—	—	US$	4,768
	Washington Mut Inc.	Short-term investment	—	—	—	—	—	US$	4,735	—	—	—		—	—	US$	4,735
	Washington Post Co.	Short-term investment	—	—	—	—	—	US$	3,182	—	—	—		—	—	US$	3,182
	Wells Fargo + Co. New	Short-term investment	—	—	—	—	—	US$	3,697	—	—	—		—	—	US$	3,697
	China Steel Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		2,997,430	—	—	—		—	—		2,978,804
	Taiwan Power Company	Long-term investment	BNP and several financial institutions	—	—	—	—		950,646	—	—	—		—	—		915,276
	Nan Ya Plastics Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		408,538	—	—	—		—	—		407,526
	Formosa Plastics Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		406,245	—	—	—		—	—		405,485
	Formosa Petrochemical Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		202,980	—	—	—		—	—		202,595
	Agency bonds
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	6,096	—	—	—		—	—	US$	6,096
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,725	—	—	—		—	—	US$	4,725
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	3,558	—	—	—		—	—	US$	3,558
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	5,861	—	—	—		—	—	US$	5,861
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	3,393	—	—	—		—	—	US$	3,393
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	6,130	—	—	—		—	—	US$	6,130
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	—	—	—	US$	6,371	—	—	—		—	—	US$	6,371
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$	7,000	—	—	—		—	—	US$	7,000
	Fnma Pool 790828	Short-term investment	—	—	—	—	—	US$	5,014	—	—	—		—	—	US$	5,014
	Gnma II Pool 081153	Short-term investment	—	—	—	—	—	US$	3,817	—	—	—		—	—	US$	3,817
	Gnma II Pool Tba Nov 30 Arms	Short-term investment	—	—	—	—	—	US$	4,829	—	US$4,829	US$4,829		—	—	—
	Government Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,473	—	—	—		—	—	US$	4,473
	Federal Hm Ln PC	Short-term investment	—	—	—	—	—	US$	3,466	—	—	—		—	—	US$	3,466
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	5,210	—	US$4,153	US$4,168	US$	(15)	—	US$	1,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,927	—	—	—		—	—	US$	4,927
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	14,938	—	US$6,980	US$6,976	US$	4	—	US$	7,962
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,014	—	—	—		—	—	US$	7,014
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,936	—	—	—		—	—	US$	4,936
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	9,956	—	US$9,967	US$9,956	US$	11	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	5,264	—	US$5,286	US$5,264	US$	22	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,948	—	—	—		—	—	US$	4,948
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,018	—	—	—		—	—	US$	7,018
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	9,993	—	US$5,000	US$4,997	US$	3	—	US$	4,996
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,042	—	—	—		—	—	US$	7,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	6,098	—	—	—		—	—	US$	6,098
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,953	—	—	—		—	—	US$	13,953
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,983	—	—	—		—	—	US$	13,983
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,981	—	—	—		—	—	US$	13,981
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	6,978	—	—	—		—	—	US$	6,978
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	3,388	—	—	—		—	—	US$	3,388
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,907	—	US$4,981	US$4,907	US$	74	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,953	—	—	—		—	—	US$	4,953
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	9,997	—	—	—		—	—	US$	9,997
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	9,971	—	US$9,942	US$9,971	US$	(29)	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	11,984	—	US$10,965	US$10,986	US$	(21)	—	US$	998

(Continued)

					Beginning Balance		Acquisition		Disposal					Ending Balance
					Shares/Units	Amount	Shares/Units	Amount		Amount	Carrying	Gain (Loss)				Amount
					(Thousand)	(US$ in	(Thousand)	(US$ in	Shares/Units	(US$ in	Value	on Disposal		Shares/Units		(US$ in
	Marketable Securities Type	Financial Statement		Nature of		Thousand)		Thousand)	(Thousand)	Thousand)	(US$ in	(US$ in		(Thousand)		Thousand)
Company Name	and Name	Account	Counter-party	Relationship							Thousand)	Thousand)				(Note 1)
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	$—	—	US$4,933	—	$—	$—		$—	$—		US$4,933
	Federal Home Ln Mtg Corp. Mtn	Short-term investment	—	—	—	—	—	US$4,930	—	—	—		—	—		US$4,930
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	—	—	US$4,903	—	—	—		—	—		US$4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$11,036	—	US$10,997	US$11,036	US$	(39)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$10,496	—	US$10,430	US$10,496	US$	(66)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$5,270	—	—	—			—		US5,270
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,982	—	US$4,983	US$4,982		US$1		—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,940	—	—				—		US$6,940
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,867	—	US$4,938	US$4,867		US$71		—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,903	—	—	—		—	—		US$6,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,981	—	—	—		—	—		US$4,981
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$6,997	—	—	—		—	—		US$6,997
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,993	—	US$4,993	US$4,993		—	—		—
	Federal Natl Mtg Assn Disc Nts	Short-term investment	—	—	—	—	—	US$5,000	—	—	—		—	—		US$5,000
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$15,787	—	—	—		—	—		US$15,787
	Freddie Mac	Short-term investment	—	—	—	—	—	US$4,929	—	—	—		—	—		US$4,929
	Student Ln Marketing Assn	Short-term investment	—	—	—	—	—	US$16,000	—	US$16,000	US$16,000		—	—		—
Corporate issued asset-backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	—	—	US$4,955	—	—	—		—	—		US$4,955
	American Express Cr Account MA	Short-term investment	—	—	—	—	—	US$3,445	—	—	—		—	—		US$3,445
	Americredit Automobile Receivb	Short-term investment	—	—	—	—	—	US$4,949	—	—	—		—	—		US$4,949
	Banc Amer Coml Mtg Inc.	Short-term investment	—	—	—	—	—	US$5,503	—	—	—		—	—		US$5,503
	Banc Amer Mtg Secs Inc.	Short-term investment	—	—	—	—	—	US$4,030	—	—	—		—	—		US$4,030
	Bank Of Amer Lease Equip Tr	Short-term investment	—	—	—	—	—	US$4,023	—	—	—		—	—		US$4,023
	BMW Veh Owner Tr	Short-term investment	—	—	—	—	—	US$4,978	—	—	—		—	—		US$4,978
	California Infr + Economic Dev	Short-term investment	—	—	—	—	—	US$4,298	—	—	—		—	—		US$4,298
	California Infras + Economic	Short-term investment	—	—	—	—	—	US$8,383	—	—	—		—	—		US$8,383
	California Infrastructure Dev	Short-term investment	—	—	—	—	—	US$7,419	—	—	—		—	—		US$7,419
	Capital Auto Receivables Asset	Short-term investment	—	—	—	—	—	US$4,627	—	—	—		—	—		US$4,627
	Capital One Master Tr	Short-term investment	—	—	—	—	—	US$3,093	—	US$3,072	US$3,093	US$	(21)	—		—
	Capital One Multi Asset Execut	Short-term investment	—	—	—	—	—	US$4,957	—	—	—		—	—		US$4,957
	Capital One Secd Nt Tr	Short-term investment	—	—	—	—	—	US$5,032	—	US$5,000	US$5,032	US$	(32)	—		—
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—	—	US$10,008	—	—	—		—	—		US$10,008
	Centex Home Equity Ln Tr	Short-term investment	—	—	—	—	—	US$3,500	—	—	—		—	—		US$3,500
	Cit Equip Coll Tr	Short-term investment	—	—	—	—	—	US$4,999	—	—	—		—	—		US$4,999
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—	—	US$4,959	—	—	—		—	—		US$4,959
	CHN Equip Tr	Short-term investment	—	—	—	—	—	US$5,000	—	—	—		—	—		US$5,000
	Comm 2004 Htl 1	Short-term investment	—	—	—	—	—	US$4,600	—	—	—		—	—		US$4,600
	Credit Suisse First Boston Mtg	Short-term investment	—	—	—	—	—	US$5,000	—	—	—		—	—		US$5,000
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$5,000	—	—	—		—	—		US$5,000
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$3,500	—	—	—		—	—		US$3,500
	CWALT Inc.	Short-term investment	—	—	—	—	—	US$4,718	—	—	—		—	—		US$4,718
	CWMBS Inc.	Short-term investment	—	—	—	—	—	US$3,129	—	—	—		—	—		US$3,129
	CWMBS Inc.	Short-term investment	—	—	—	—	—	US$4,040	—	—	—		—	—		US$4,040
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$4,991	—	—	—		—	—		US$4,991
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$4,982	—	—	—		—	—		US$4,982
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$4,897	—	—	—		—	—		US$4,897
	First Union Lehman Bros Mtg Tr	Short-term investment	—	—	—	—	—	US$4,177	—	—	—		—	—		US$4,177
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	—	—	US$5,011	—	—	—		—	—		US$5,011
	Ford Cr Auto Owner Tr	Short-term investment	—	—	—	—	—	US$10,999	—	—	—		—	—		US$10,999
	GE Cap Cr Card Master Nt Tr	Short-term investment	—	—	—	—	—	US$4,000		US$4,003	US$4,000		US$3	—		—
	Granite Mtgs PLC	Short-term investment	—	—	—	—	—	US$5,000	—	—	—		—	—		US$5,000
	GS Mtg Secs Corp.	Short-term investment	—	—	—	—	—	US$4,000	—	—	—		—	—		US$4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$4,000	—	—	—		—	—		US$4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$5,999	—	—	—		—	—		US$5,999
	Holmes Fing No 8 PLC	Short-term investment	—	—	—	—	—	US$5,001	—	—	—		—	—		US$5,001

(Continued)

					Beginning Balance		Acquisition		Disposal					Ending Balance
					Shares/Units	Amount	Shares/Units	Amount		Amount	Carrying	Gain (Loss)			Amount
					(Thousand)	(US$ in	(Thousand)	(US$ in	Shares/Units	(US$ in	Value	on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of		Thousand)		Thousand)	(Thousand)	Thousand)	(US$ in	(US$ in		(Thousand)	Thousand)
Company Name	Name	Account	Counter-party	Relationship							Thousand)	Thousand)			(Note 1)
	Honda Auto Receivables	Short-term investment	—	—	—	$—	—	US$ 5,000	—	$—	$—		$—	—	US$ 5,000
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Impac Secd Assets Corp.	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	Monumentl Global Fdg II	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Navistar Finl 2003 A Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,928	—	—	—		—	—	US$ 4,928
	Nissan Auto Receivables	Short-term investment	—	—	—	—	—	US$ 7,000	—	—	—		—	—	US$ 7,000
	Nissan Auto Receivables Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,999	—	—	—		—	—	US$ 4,999
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	—	—	US$ 4,853	—	—	—		—	—	US$ 4,853
	ONYX Accep Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,913	—	—	—		—	—	US$ 4,913
	Permanent Fing No 1 PLC	Short-term investment	—	—	—	—	—	US$ 5,102	—	US$5,036	US$ 5,102	US$	(66)	—	—
	Providian Gateway Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,204	—	—	—		—	—	US$ 4,204
	Providian Gateway Owner Tr	Short-term investment	—	—	—	—	—	US$ 3,992	—	—	—		—	—	US$ 3,992
	Reliant Energy Transition Bd	Short-term investment	—	—	—	—	—	US$ 5,185	—	—	—		—	—	US$ 5,185
	Residential Asset Mtg Prods	Short-term investment	—	—	—	—	—	US$ 3,766	—	—	—		—	—	US$ 3,766
	Residential Fdg Mtg Secs I Inc	Short-term investment	—	—	—	—	—	US$ 3,947	—	—	—		—	—	US$ 3,947
	Sequoia Mtg Tr	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Structured Adj Rate Mtg Ln Tr	Short-term investment	—	—	—	—	—	US$ 3,058	—	—	—		—	—	US$ 3,058
	Toyota Auto Receivables 2003 B	Short-term investment	—	—	—	—	—	US$ 4,970	—	—	—		—	—	US$ 4,970
	Triad Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 5,042	—	—	—		—	—	US$ 5,042
	TXU Elec Delivery Transition	Short-term investment	—	—	—	—	—	US$ 8,009	—	—	—		—	—	US$ 8,009
	USAA Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 6,000	—	—	—		—	—	US$ 6,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,999	—	—	—		—	—	US$ 4,999
	WFS Financial Owner Trust	Short-term investment	—	—	—	—	—	US$ 5,008	—	—	—		—	—	US$ 5,008
	WFS Finl 2002 4 Owner Tr	Short-term investment	—	—	—	—	—	US$ 3,904	—	—	—		—	—	US$ 3,904
	WFS Finl 2004 2 Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,994	—	—	—		—	—	US$ 4,994
	WFS Finl 2004 4 Owner Tr	Short-term investment	—	—	—	—	—	US$ 5,399	—	—	—		—	—	US$ 5,399
	Whole Auto Ln Tr	Short-term investment	—	—	—	—	—	US$ 5,967	—	—	—		—	—	US$ 5,967
	Whole Auto Ln Tr	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	World Omni Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 5,963	—	—	—		—	—	US$ 5,963
	World Omni Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 5,000	—	US$4,986	US$5,000	US$	(14)	—	—
	Money Market Funds	Short-term investment	—	—	—	—	—	US$21,114	—	—	—		—	—	US$21,114
InveStar	Common Stock
	RichTek Technology Corp.	Short-term investment	—	—	947	US$ 121	—	—	1,595	US$6,783	US$ 184	US$	6,598	682	US$ 67
	Atheros Communication, Inc.	Short-term investment	—	—	1,205	US$3,593	—	—	1,205	US$8,972	US$3,593	US$	5,379	—	—
	Monolithic Power Systems, Inc.	Short-term investment	—	—	2,521	US$2,000	—	—	546	US$4,318	US$ 433	US$	3,885	1,975	US$ 1,567
InveStar II	Common Stock
	RichTek Technology Corp.	Short-term investment	—	—	465	US$ 346	—	—	768	US$3,394	US$ 519	US$	2,875	321	US$ 184

Note: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and the bond premium or discount amortization amount.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Other Terms
The Company	Fab. 12	April 21, 2004	$1,484,370	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	April 21, 2004	420,168	By the construction progress	CHRIST AG	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	April 22, 2004	224,800	By the construction progress	Allis Electric Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	340,307	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	116,181	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	133,092	By the construction progress	BOC EDWARDS, CMS	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 17, 2004	165,208	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 2, 2004	225,744	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 8, 2004	100,767	By the construction progress	Kanto Chemical Co., Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 8, 2004	466,833	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 3, 2004	300,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	122,969	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	185,984	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	182,060	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	October 15, 2004	105,299	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/		% to					% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	Total	Note
The Company	TSMC — North America	Subsidiary	Sales	$142,271,732	55	Net 30 days after invoice date	None	None	$15,526,964	47
	Philips and its affiliates	Major shareholder	Sales	5,463,565	2	Net 30 days after monthly closing	None	None	581,487	2
	GUC	Investee	Sales	371,546	—	Net 30 days after monthly closing	None	None	56,436	—
	WaferTech	Subsidiary	Purchases	15,203,047	34	Net 30 days after monthly closing	None	None	(913,107)	9
	VIS	Investee	Purchases	9,169,602	13	Net 30 days after monthly closing	None	None	(1,533,938)	16
	SSMC	Investee	Purchases	5,869,123	21	Net 30 days after monthly closing	None	None	(207,794)	2

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Overdue		Amounts Received in
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Subsequent Period	Allowance for Bad Debts
The Company	TSMC — North America	Subsidiary	$15,526,964	38 days	$5,044,202	—	$6,013,414	$—
	TSMC — Shanghai	Subsidiary	1,473,365	(Note 1)	145,146	Accelerate demand on account receivables	—	—
	Philips and its affiliates	Major shareholder	581,487	49 days	7,136	—	13,726	—

Note 1: The ending balance is generated mainly from the sales of machinery, so it is not applicable for the calculation of the turnover rate.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

						Balance as of December 31, 2004
				Original Investment Amount			Percentage		Net Income	Investment
				December 31,	December 31,	Shares	of	Carrying Value	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2004	2003	(Thousand)	Ownership	(Note 1)	Investee	(Note 2)	Note
The Company	TSMC — North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	$333,178	$333,178	11,000	100	$502,242	$120,587	$112,543	Subsidiary
	TSMC — Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	25,439	262	262	Subsidiary
	TSMC — Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	102,572	2,919	2,919	Subsidiary
	TSMC — Shanghai	Shanghai, China	Manufacturing and marketing of integrated circuits and semiconductor devices	9,187,962	1,890,952	—	100	8,113,511	(727,036)	(727,036)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	409,532	28	5,401,982	4,706,668	1,329,555	Investee
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	23,778,997	2,598,162	2,598,162	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	50,570	21,359	(664)	Investee
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	49,823	21,887	(491)	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,908,356	43,117	43,117	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,290,888	2,288,786	732,418	Investee
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,447,957	1,179,690	—	99	823,232	(97,767)	(97,278)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	39,040	47	391,626	30,424	23,279	Investee
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	59,116	35,540	8,885	Investee
	VTAF II	Cayman Islands	Investing in new start-up technology companies	332,412	—	—	98	329,968	18,373	14,648	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The gains or losses on disposal of the stocks held by subsidiaries (treated as treasury stocks) and the paid-in capital from cash dividend distributed by parent company are excluded.

TABLE 9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND INVESTEES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan as			from Taiwan as				Inward
		of Paid-in		of	Investment Flows		of			Carrying Value	Remittance of
		Capital		January 1, 2004	Outflow		December 31,	Percentage of	Investment	as of	Earnings as of
	Main Businesses and	(RMB in	Investment	(US$ in	(US$ in		2004 (US$ in	Ownership in	Gain (Loss)	December 31,	December 31,
Investee Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2004	2004

TSMC (Shanghai) Company Limited	Manufacturing and marketing of integrated circuits and semiconductor devices	$9,187,962 (RMB2,284,355)	(Note 1)	$1,890,952 (US$56,000)	$7,297,010 (US$220,000)	$—	$9,187,962 (US$276,000)	100%	$(727,036)	$8,113,511	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2004	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$9,187,962	$11,841,207	$11,841,207
(US$276,000)	(US$371,000)	(US$371,000)

Note 1: Direct investment in TSMC (Shanghai) US$276,000 thousand.

Note 2: Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Ltd. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2004 and 2003 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and the Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and generally accepted accounting principles in the Republic of China.

January 13, 2005 (January 30, 2005 as to Note 22m)

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Par Value)

	2004		2003
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$74,302,351	15	$102,988,896	26
Short-term investments, net (Notes 2 and 4)	54,107,951	11	13,611,536	3
Receivables from related parties (Note 20)	654,377	—	920,444	—
Notes receivable	2,942	—	9,893	—
Accounts receivable	31,211,481	7	28,495,269	7
Allowance for doubtful receivables (Note 2)	(982,843)	—	(1,020,398)	—
Allowance for sales returns and others (Note 2)	(3,342,450)	(1)	(2,135,843)	—
Other receivables from related parties (Note 20)	141,578	—	131,731	—
Other financial assets (Notes 2 and 23)	2,212,371	—	1,373,705	—
Inventories, net (Notes 2 and 5)	15,555,937	3	12,135,324	3
Deferred income tax assets, net (Notes 2 and 14)	8,917,986	2	8,398,205	2
Prepaid expenses and other current assets	1,667,401	—	1,632,908	—

Total current assets	184,449,082	37	166,541,670	41

LONG-TERM INVESTMENTS (Notes 2, 6, 18 and 23)
Equity method	9,143,612	2	7,255,239	2
Cost method	3,266,330	1	3,492,775	1
Long-term bonds	15,170,167	3	—	—
Other investments	10,521,740	2	—	—

Total long-term investments	38,101,849	8	10,748,014	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7, 10 and 20)
Cost
Land and land improvements	803,508	—	855,394	—
Buildings	97,882,699	19	79,778,533	20
Machinery and equipment	433,130,364	87	371,315,729	91
Office equipment	8,538,225	2	7,457,538	2
Leased assets	566,243	—	726,585	—

Total cost	540,921,039	108	460,133,779	113
Accumulated depreciation	(331,253,866)	(66)	(275,013,069)	(68)
Advance payments and construction in progress	49,244,153	10	26,733,553	7

Net property, plant and equipment	258,911,326	52	211,854,263	52

GOODWILL (Note 2)	7,115,510	1	8,720,917	2

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 22)	8,992,452	2	7,992,016	2
Deferred income tax assets, net (Notes 2 and 14)	1,649,979	—	1,111,367	—
Refundable deposits (Note 20)	106,448	—	199,522	—
Others	127,445	—	232,762	—

Total other assets	10,876,324	2	9,535,667	2

TOTAL	$499,454,091	100	$407,400,531	100

	2004		2003
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 9)	$383,004	—	$407,736	—
Payables to related parties (Note 20)	2,217,815	1	3,248,289	1
Accounts payable	7,264,419	2	6,438,604	2
Payable to contractors and equipment suppliers	33,427,702	6	7,232,103	2
Accrued expenses and other current liabilities (Notes 2, 12 and 22)	10,126,368	2	8,094,191	2
Current portion of bonds payable (Note 11)	10,500,000	2	5,000,000	1

Total current liabilities	63,919,308	13	30,420,923	8

LONG-TERM LIABILITIES
Long-term bank loans (Note 10)	1,915,020	—	8,800,302	2
Bonds payables (Note 11)	19,500,000	4	30,000,000	7
Other long-term payables (Note 12)	7,964,975	2	3,300,829	1
Other payables to related parties (Notes 20 and 22)	2,317,972	—	—	—
Liability under capital lease (Notes 2 and 7)	566,243	—	726,585	—

Total long-term liabilities	32,264,210	6	42,827,716	10

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 13)	3,101,707	1	2,601,450	1
Guarantee deposits (Note 22)	412,881	—	763,889	—
Others	714,949	—	1,483,245	—

Total other liabilities	4,229,537	1	4,848,584	1

MINORITY INTEREST IN SUBSIDIARIES (Note 2)	75,737	—	88,999	—

Total liabilities	100,488,792	20	78,186,222	19

SHAREHOLDERS’ EQUITY (Notes 2 and 16)
Capital stock — $10 par value
Authorized: 24,600,000 thousand shares
Issued: 23,251,964 thousand shares in 2004 and 20,266,619 thousands shares in 2003	232,519,637	47	202,666,189	50
Capital surplus	56,537,259	11	56,855,885	14
Retained earnings:
Appropriated as legal reserve	25,528,007	5	20,802,137	5
Appropriated as special reserve	—	—	68,945	—
Unappropriated earnings	88,202,009	18	50,229,008	12
Others:
Unrealized loss on long-term investments (Note 2)	—	—	(35)	—
Cumulative translation adjustments (Note 2)	(2,226,427)	(1)	225,408	—
Treasury stock (at cost) — 45,521 thousand shares in 2004 and 40,597 thousand shares in 2003 (Notes 2 and 18)	(1,595,186)	—	(1,633,228)	—

Total shareholders’ equity	398,965,299	80	329,214,309	81

TOTAL	$499,454,091	100	$407,400,531	100

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 20)	$261,947,351		$207,279,137

SALES RETURNS AND ALLOWANCES (Note 2)	(4,734,733)		(4,282,325)

NET SALES (Note 24)	257,212,618	100	202,996,812	100

COST OF SALES (Notes 15 and 20)	141,393,435	55	128,113,334	63

GROSS PROFIT	115,819,183	45	74,883,478	37

OPERATING EXPENSES (Notes 15, 20 and 24)
Research and development	12,516,434	5	12,712,695	6
General and administrative	11,454,374	4	8,199,965	4
Marketing	3,366,701	1	2,670,237	2

Total operating expenses	27,337,509	10	23,582,897	12

INCOME FROM OPERATIONS	88,481,674	35	51,300,581	25

NON-OPERATING INCOME AND GAINS (Note 24)
Investment income recognized by equity method, net (Notes 2 and 6)	2,094,137	1	—	—
Interest (Notes 2 and 23)	1,858,359	1	888,107	1
Gain on sales of investments, net (Note 2)	914,541	—	3,538,081	2
Technical service income (Notes 20 and 22)	423,804	—	209,764	—
Gain on disposal of property, plant and equipment (Note 2)	242,785	—	438,809	—
Other (Note 20)	556,598	—	594,551	—

Total non-operating income and gains	6,090,224	2	5,669,312	3

NON-OPERATING EXPENSES AND LOSSES (Note 24)
Interest (Notes 2, 7 and 23)	1,528,908	1	1,891,009	1
Foreign exchange loss, net (Notes 2 and 23)	382,164	—	755,100	1
Loss on impairment of long-term investments (Note 2)	350,608	—	652,718	—
Loss on disposal of property, plant and equipment (Note 2)	131,148	—	374,126	—
Unrealized valuation loss of short-term investments (Note 2)	75,212	—	—	—
Loss on impairment of property, plant and equipment and idle assets (Note 2)	—	—	1,506,199	1

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
Investment loss recognized by equity method, net (Notes 2 and 6)	$—	—	$294,244	—
Other	138,271	—	317,852	—

Total non-operating expenses and losses	2,606,311	1	5,791,248	3

INCOME BEFORE INCOME TAX AND MINORITY INTEREST (Note 24)	91,965,587	36	51,178,645	25

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 14)	363,426	—	(3,922,957)	(2)

INCOME BEFORE MINORITY INTEREST	92,329,013	36	47,255,688	23

MINORITY INTEREST IN LOSS (INCOME) OF SUBSIDIARIES (Notes 2 and 24)	(12,898)	—	3,012	—

CONSOLIDATED NET INCOME	$92,316,115	36	$47,258,700	23

	2004		2003
	Income Before		Income Before
	Income Tax and		Income Tax and
	Minority	Consolidated	Minority	Consolidated
	Interest	Net Income	Interest	Net Income
CONSOLIDATED EARNINGS PER SHARE (NT$, Note 19)
Basic earnings per share	$3.96	$3.97	$2.19	$2.02

Diluted earnings per share	$3.95	$3.97	$2.19	$2.02

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	Capital Stock Issued									Unrealized
	Preferred Stock		Common Stock			Retained Earnings				Loss on	Cumulative	Treasury	Total
	Shares		Shares		Capital	Legal	Special	Unappropriated		Long-term	Translation	Stock	Shareholders’
	(Thousand)	Amount	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	(Note 18)	Equity

BALANCE, JANUARY 1, 2003	1,300,000	$13,000,000	18,622,887	$186,228,867	$57,004,789	$18,641,108	$—	$22,151,089	$40,792,197	$(194,283)	$945,129	$(1,923,492)	$295,853,207

Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	—	—	—	—	—	—	—	—	—	—	(13,000,000)

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	2,161,029	—	(2,161,029)	—	—	—	—	—
Special reserve	—	—	—	—	—	—	68,945	(68,945)	—	—	—	—	—
Bonus to employees — stock	—	—	153,901	1,539,013	—	—	—	(1,539,013)	(1,539,013)	—	—	—	—
Cash dividends paid for preferred stock	—	—	—	—	—	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends — 8%	—	—	1,489,831	14,898,309	—	—	—	(14,898,309)	(14,898,309)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(58,485)	(58,485)	—	—	—	(58,485)

Net income in 2003	—	—	—	—	—	—	—	47,258,700	47,258,700	—	—	—	47,258,700

Adjustment arising from changes in ownership percentage in investees	—	—	—	—	(158,924)	—	—	—	—	—	—	—	(158,924)

Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	194,248	—	—	194,248

Translation adjustments	—	—	—	—	—	—	—	—	—	—	(719,721)	—	(719,721)

Treasury stock — sales of parent company stock held by subsidiaries	—	—	—	—	10,020	—	—	—	—	—	—	290,264	300,284

BALANCE, DECEMBER 31, 2003	—	—	20,266,619	202,666,189	56,855,885	20,802,137	68,945	50,229,008	71,100,090	(35)	225,408	(1,633,228)	329,214,309

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	4,725,870	—	(4,725,870)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(68,945)	68,945	—	—	—	—	—
Bonus to employees — cash	—	—	—	—	—	—		(681,628)	(681,628)	—	—	—	(681,628)
Bonus to employees — stock	—	—	272,651	2,726,514	—	—	—	(2,726,514)	(2,726,514)	—	—	—	—
Cash dividends paid for preferred stock	—	—	—	—	—	—	—	(184,493)	(184,493)	—	—	—	(184,493)
Cash dividends — 6%	—	—	—	—	—	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)
Stock dividends — 14%	—	—	2,837,327	28,373,267	—	—	—	(28,373,267)	(28,373,267)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(127,805)	(127,805)	—	—	—	(127,805)

Net income in 2004	—	—	—	—	—	—	—	92,316,115	92,316,115	—	—	—	92,316,115

Adjustment arising from changes in ownership percentage in investees	—	—	—	—	34,059	—	—	—	—	—	—	—	34,059

Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	35	—	—	35

Translation adjustments	—	—	—	—	—	—	—	—	—	—	(2,451,835)	—	(2,451,835)

Issuance of stock arising from exercising stock options	—	—	87	867	2,757	—	—	—	—	—	—	—	3,624

Cash dividends received by subsidiaries from parent company	—	—	—	—	22,781	—	—	—	—	—	—	—	22,781

Treasury stock — sales of the parent company stock held by subsidiaries	—	—	—	—	1,864	—	—	—	—	—	—	38,042	39,906

Treasury stock — repurchased by the Company	—	—	—	—	—	—	—	—	—	—	—	(7,059,798)	(7,059,798)

Retirement of treasury stock	—	—	(124,720)	(1,247,200)	(380,087)	—	—	(5,432,511)	(5,432,511)	—	—	7,059,798	—

BALANCE, DECEMBER 31, 2004	—	$—	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$—	$(2,226,427)	$(1,595,186)	$398,965,299

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$92,316,115	$47,258,700
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	69,818,457	69,161,317
Deferred income taxes	(1,058,393)	3,665,383
Investment loss (income) recognized by equity method, net	(2,094,137)	294,244
Amortization of premium/discount of long-term bond investments	28,673	—
Loss on impairment of property, plant and equipment, and idle assets	—	1,506,199
Loss on impairment of long-term investments	350,608	652,718
Gain on sales of long-term investments, net	(85,203)	(78,694)
Gain on disposal of property, plant and equipment, net	(111,637)	(64,683)
Accrued pension cost	500,257	389,890
Minority interest in income (loss) of subsidiaries	12,898	(3,012)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	266,067	(544,764)
Notes receivable	6,951	50,347
Accounts receivable	(2,716,212)	(8,964,567)
Allowance for doubtful receivables	(37,555)	87,405
Allowance for sales returns and others	1,206,607	(236,672)
Inventories, net	(3,420,613)	(933,878)
Other receivables from related parties	(9,847)	(67,752)
Other financial assets	(777,100)	(347,161)
Prepaid expenses and other current assets	(34,493)	605,001
Increase (decrease) in:
Payables to related parties	(1,499,968)	1,472,140
Accounts payable	825,815	1,300,012
Accrued expenses and other current liabilities	(336,385)	834,941

Net cash provided by operating activities	153,150,905	116,037,114

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments, net	(43,554,878)	(13,326,339)
Acquisitions of:
Long-term investments	(23,054,379)	(1,412,335)
Property, plant and equipment	(81,094,557)	(37,870,907)
Proceeds from disposal of:
Long-term investments	165,243	505,702
Property, plant, and equipment	1,812,633	177,312
Increase in deferred charges	(2,405,673)	(2,138,087)
Decrease in refundable deposits	93,074	357,744

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
Decrease in other assets	$51,604	$4,610
Decrease in minority interest in subsidiaries	(26,160)	(3,487)

Net cash used in investing activities	(148,013,093)	(53,705,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	(12,137,190)	—
Repurchase of treasury stock	(7,059,798)	—
Repayments on:
Long-term bank loans	(6,656,152)	(8,915,557)
Bonds payable	(5,000,000)	(4,000,000)
Short-term bank loans	—	(309,807)
Cash bonus paid to employees	(681,628)	—
Decrease in guarantee deposits	(351,008)	(631,177)
Cash dividends paid for preferred stock	(184,493)	(455,000)
Remuneration paid to directors and supervisors	(127,805)	(58,485)
Proceeds from:
Disposal of treasury stock	39,906	300,284
Issuance of stock arising from exercising stock options	3,624	—
Redemption of preferred stock	—	(13,000,000)

Net cash used in financing activities	(32,154,544)	(27,069,742)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,016,732)	35,261,585

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,669,813)	(62,893)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	102,988,896	67,790,204

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$74,302,351	$102,988,896

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid (excluding the amount capitalized of NT$278,334 thousand and NT$139,516 thousand in 2004 and 2003, respectively, Note 7)	$1,470,333	$1,982,594

Income tax paid	$389,189	$218,954

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$10,500,000	$5,000,000

Current portion of other payables to related parties (under payables to related parties)	$492,022	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,505,345	$1,591,972

Reclassification of long-term investments to short-term investments	$343,950	$140,984

Reclassification of short-term investments to long-term investments	$3,402,413	$—

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries: TSMC International Investment Ltd. (TSMC International), TSMC North America (TSMC — North America), Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC — Europe), TSMC Japan K. K. (TSMC — Japan), TSMC (Shanghai) Company Limited (TSMC — Shanghai) and TSMC Partners, Ltd. (TSMC Partners). In addition, TSMC has the following consolidating subsidiaries: a 99.5% owned subsidiary, Emerging Alliance Fund, L.P. (Emerging Alliance) , a 98% owned subsidiary, VentureTech Alliance Fund II, L.P. (VTAF II, a newly established entity in 2004) and two 36% owned affiliates — Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries — TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97% owned subsidiaries - InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.996% owned subsidiary, WaferTech, LLC (WaferTech).

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its consolidated subsidiaries as of December 31, 2004:

TSMC — North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC — Europe and TSMC — Japan are engaged mainly in marketing activities. TSMC Technology is engaged mainly in engineering support activities. TSMC — Shanghai is engaged in the manufacturing and marketing of integrated circuits and other semiconductor devices. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC International is engaged in providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. Emerging Alliance, VTAF II, InveStar and InveStar II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Consolidation

TSMC consolidates the accounts of all majority (directly and indirectly) owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements include, as of and for the years ended December 31, 2004 and 2003, the accounts of TSMC, TSMC — North America, TSMC — Europe, TSMC — Japan, TSMC — Shanghai, TSMC Partners, Emerging Alliance, VTAF II, Chi Cherng, Hsin Ruey and TSMC International and its subsidiaries, InveStar, InveStar II, TSMC Development (including WaferTech) and TSMC Technology.

TSMC and the foregoing subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in WaferTech (0.004%), Emerging Alliance (0.5%), VTAF II (2%), InveStar (3%) and InveStar II (3%) are presented separately in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of corporate bonds, asset-backed securities, bond funds, agency bonds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.

The cost of funds and listed stocks sold are counted for using the weighted-average method; whereas the other securities are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the year. The others are determined using the average of bid and ask prices as of the balance sheet date.

Cash dividends are recorded as investment income in the current year.

Allowance for Doubtful Receivables

An allowance for doubtful receivable is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance have occurred, if applicable, a fixed or determinable price and the collectibility is reasonably assured. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the year. Market value represents net replacement cost for raw materials, supplies and spare parts. Market value represents net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less, and the estimated losses on scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net equity is amortized using the straight-line method over five years and is recorded in the “investment income/loss recognized by equity method, net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions in the carrying amount of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying amounts of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net assets value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.

When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount, and the market value becomes the new basis.

If an investee company recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties.

Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others, Leased Assets and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 5 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating income or expenses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract, software and system design costs and other charges — 3 or 5 years.

Pension Costs

TSMC records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When the Company repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock as a reduction to shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed in proportionate to the equity percentage of the retirement. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock.

Foreign-Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts are restated using the prevailing spot rates at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into cross-currency swap contracts to manage currencies exposures on foreign currency denominated assets and liabilities. The principal amount is recorded using the spot rates at the contract date. The differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted rates on the contract date are amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing spot rate with the resulting differences charged to income. In addition, the receivables and payables related to the contracts are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense associated with the hedged items.

The premiums paid for the foreign currency option contracts entered into for hedging purposes are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain upon exercise settlement is credited or charged to income in the year of exercise.

Translation of Foreign-currency Financial Statements

R.O.C. SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Reclassifications

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2003 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2004.

3.	CASH AND CASH EQUIVALENTS

	2004	2003
Cash and bank deposits	$54,608,985	$97,041,537
Government bonds acquired under repurchase agreements	19,215,153	5,947,359
Corporate issued notes	478,213	—

	$74,302,351	$102,988,896

4.	SHORT-TERM INVESTMENTS

	2004	2003
Corporate bonds	$13,554,598	$—
Corporate issued asset-backed securities	11,766,877	—
Bond funds	10,662,758	1,000,000
Agency bonds	8,633,889	—
Government bonds	7,346,858	7,692,595
Money market funds	1,640,973	3,068,213
Government bonds acquired under repurchase agreements	249,449	1,800,000
Listed stocks	168,299	50,728
Commercial papers	95,666	—
Corporate issued notes	63,796	—

	54,183,163	13,611,536
Allowance for valuation losses	(75,212)	—

	$54,107,951	$13,611,536

Market value	$54,990,545	$14,054,511

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2004, the Company had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, asset-backed securities, agency bonds, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.

5.	INVENTORIES, NET

	2004	2003
Finished goods	$3,526,036	$2,881,499
Work in process	11,437,466	9,100,199
Raw materials	993,151	465,745
Supplies and spare parts	1,176,735	1,052,075

	17,133,388	13,499,518
Allowance for losses	(1,577,451)	(1,364,194)

	$15,555,937	$12,135,324

6.	LONG-TERM INVESTMENTS

	2004		2003
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Equity method
Vanguard International Semiconductor Corporation (VIS)	$5,401,982	28	$4,077,198	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,290,888	32	2,759,376	32
Global UniChip Corporation (GUC)	391,626	47	368,434	47
VisEra Technologies Company Ltd. (VisEra)	59,116	25	50,231	25

	9,143,612		7,255,239

Cost method
Common stocks
Publicly traded stocks	71,832	—	26,728	—
Non-publicly traded stocks	1,226,499	—	1,156,769	—
Preferred stocks	1,677,865	—	2,038,662	—
Funds	290,134	—	270,616	—

	3,266,330		3,492,775

Long-term bonds
Government bonds	10,260,481	—	—	—
Corporate bonds
China Steel Corporation	2,978,804	—	—	—
Taiwan Power Company	915,276	—	—	—
Nan Ya Plastics Corporation	407,526	—	—	—
Formosa Plastics Corporation	405,485	—	—	—
Formosa Petrochemical Corporation	202,595	—	—	—

	15,170,167		—

Other investments	10,521,740	—	—	—

	$38,101,849		$10,748,014

On January 8, 2003, TSMC’s investee, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share of which TSMC purchased a total of 230,882 thousand shares. VIS reduced its capital on August 11, 2004 in order to decrease its accumulated deficit. The number of shares of VIS held by TSMC after the capital reduction declined from 787,016 thousand shares to 409,532 thousand shares. TSMC’s ownership percentage remained the same.

For the years ended December 31, 2004 and 2003, net investment income and loss recognized from the equity method investees was NT$2,094,137 thousand and NT$294,244 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related investment income or losses were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

As of December 31, 2004, other investments consist of the following:

			Range of
	Nominal	Carrying	Interest
	Amount	Amount	Rates	Maturity Date
Step-up callable deposits
Domestic bank	$2,000,000	$2,007,681	2.05%-2.20%	July 2007 to August 2007
Foreign bank	2,138,340	2,152,394	1.44%-4.75%	June 2007 to August 2007
Callable range accrual deposits
Foreign bank	6,383,400	6,414,151	(See below)	September 2009 to December 2009

	$10,521,740	$10,574,226

During the year ended December 31, 2004, the Company deposited funds into structured-time deposits with the following terms:

The interest rate of the step-up callable deposits is determined by the Company and the related banks.

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR rate plus an agreed upon rate ranging between 2.1% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR rate moves outside of the pre-defined range, the interest paid to the Company is at a minimum rate of 1.5%. Under the term of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

Deposits that reside in banks located in Hong Kong and Singapore amounted to NT$2,553,360 thousand and NT$638,340 thousand, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2004	2003
Land improvements	$172,484	$154,062
Buildings	38,160,322	31,665,779
Machinery and equipment	287,204,368	238,392,296
Office equipment	5,683,577	4,800,932
Leased assets	33,115	—

	$331,253,866	$275,013,069

Information on the status of the expansion or construction plans of TSMC’s manufacturing facilities as of December 31, 2004 is as follows:

	Estimated	Accumulated	Expected Date of
Construction/Expansion Plan	Total Cost	Expenditures	Commencement
Fab 12 expansion	$58,744,200	$41,870,300	January 2005

Interest expense for the years ended December 31, 2004 and 2003 was NT$1,807,242 thousand and NT$2,030,525 thousand, respectively (before deducting capitalized amounts of NT$278,334 thousand in 2004 and NT$139,516 thousand in 2003, respectively). The interest rates used for purposes of calculating the capitalized amounts were 1.89% to 2.89% and 1.77% to 5.283% in 2004 and 2003, respectively.

The Company entered into agreements to lease certain buildings that qualify as capital leases. The term of the lease is from December 2003 to December 2013.

8.	DEFERRED CHARGES, NET

	2004	2003
Technology license fees	$6,534,899	$5,084,684
Software and system design costs	2,213,636	2,719,199
Other	243,917	188,133

	$8,992,452	$7,992,016

9.	SHORT-TERM BANK LOANS

	2004	2003
Unsecured loan in U.S. dollars:
US$12,000 thousand, repayable by June 2006, annual interest at 2.80% and 1.52% in 2004 and 2003, respectively	$383,004	$407,736

10.	LONG-TERM BANK LOANS

	2004	2003
Unsecured loan:
US$60,000 thousand, repayable by December 2006, annual interest at 2.475% and 1.56% in 2004 and 2003, respectively	$1,915,020	$2,038,680
Secured loan:
US$199,000 thousand; annual interest at 1.8275% in 2003	—	6,761,622

	$1,915,020	$8,800,302

As of December 31, 2004, all the assets of WaferTech with a carrying amount of approximately NT$15,955,936 thousand (US$499,920 thousand) were pledged for the secured loan. WaferTech is required to maintain compliance with certain financial covenants defined in the agreement. As of December 31, 2004, WaferTech was in compliance with all such financial covenants. Under the unsecured loan agreement, the Company is required maintain compliance with certain financial covenants which, if violated, could result in payment of the obligation prior to the originally scheduled payment date. The Company was in compliance with the financial covenants as of December 31, 2004.

11.	BONDS PAYABLE

	2004	2003
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	$15,000,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three equal payments, 2.6%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000
Issued in October 1999 and repayable in October 2004, 5.95% interest payable annually	—	5,000,000

	$30,000,000	$35,000,000

As of December 31, 2004, future principal repayments for the Company’s bonds are as follows:

Year of Repayment	Amount
2005	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$30,000,000

12.	OTHER LONG-TERM PAYABLES

	2004	2003
Payables for acquisition of property, plant and equipment (Note 22k)	$6,030,007	$—
Payables for royalties	3,440,313	4,892,801

	9,470,320	4,892,801
Less — current portion	1,505,345	1,591,972

	$7,964,975	$3,300,829

TSMC entered into several license arrangements for certain semiconductor-related patents. Future minimum payments under the agreements as of December 31, 2004 are as follows:

Year	Amount
2005	$1,505,345
2006	466,786
2007	446,838
2008	255,336
2009 and thereafter	766,008

$3,440,313

The current portion of other long-term payables is recorded in the “accrued expenses and other current liabilities” account.

13.	PENSION PLAN

TSMC has a defined benefit pension plan for all regular employees that provides benefits based on the employee’s length of service and average monthly salary and wages for the six-month period prior to retirement. TSMC contributes an amount equal to 2% of salaries and wages paid each month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

Information on the pension plan is summarized as follows:

a.	Components of net periodic pension cost

	2004	2003
Service cost	$632,594	$502,116
Interest cost	128,315	109,671
Projected return on plan assets	(41,925)	(41,154)
Amortization	8,300	2,409

Net periodic pension cost	$727,284	$573,042

b.	Reconciliation of the funded status of the plan and accrued pension cost

	2004	2003
Benefit obligation
Vested benefit obligation	$67,104	$21,895
Nonvested benefit obligation	2,704,251	2,184,593

Accumulated benefit obligation	2,771,355	2,206,488
Additional benefits based on future salaries	2,132,721	1,752,208

Projected benefit obligation	4,904,076	3,958,696
Fair value of plan assets	(1,447,540)	(1,207,264)

Funded status	3,456,536	2,751,432
Unrecognized net transitional obligation	(132,791)	(141,091)
Unrecognized net loss	(222,549)	(10,090)

Accrued pension cost	$3,101,196	$2,600,251

Vested benefit	$76,003	$22,261

c. Actuarial assumptions
Discount rated used in determining present values	3.25%	3.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.25%	3.25%
d. Contributions to the Fund	$226,339	$181,106

e. Payments from the Fund	$1,446	$3,490

14.	INCOME TAX

a.	A reconciliation of income tax on income before income tax and minority interest at the statutory rate and income tax expense is as follows:

	2004	2003
Income tax based on income before income tax and minority interest at the statutory rate	$(24,685,380)	$(12,881,547)
Tax-exempt income	14,712,500	5,255,750
Temporary and permanent differences	186,719	732,681

Current income tax on income before income tax credits	$(9,786,161)	$(6,893,116)

b.	Income tax benefit (expense) consists of:

	2004	2003
Current income tax on income before income tax credits	$(9,786,161)	$(6,893,116)
Additional 10% income tax on unappropriated earnings	(823,932)	(1,273,482)
Income tax credits	10,470,862	7,917,070
Other income tax	(555,588)	(7,988)
Net change in deferred income tax assets and liabilities
Net operating loss carryforwards	(1,652,983)	535,725
Investment tax credits	234,690	(917,759)
Temporary differences	1,131,331	(300,848)
Net change in valuation allowance of deferred income tax assets	1,345,355	(2,982,501)
Adjustment of prior years’ taxes	(148)	(58)

Income tax benefit (expense)	$363,426	$(3,922,957)

c.	Deferred income tax assets (liabilities) consist of the following:

	2004	2003
Current
Investment tax credits	$8,849,000	$8,322,000
Temporary differences	319,717	385,221
Valuation allowance	(250,731)	(309,016)

	$8,917,986	$8,398,205

Noncurrent
Net operating loss carryforwards	$6,735,080	$8,388,063
Investment tax credits	17,035,584	17,327,894
Temporary differences	(7,760,152)	(8,956,987)
Valuation allowance	(14,360,533)	(15,647,603)

	$1,649,979	$1,111,367

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) of the TSMC as of December 31, 2004 and 2003 were zero and NT$2,832 thousand, respectively.

The expected and actual creditable ratio of TSMC for distribution of earnings of 2004 and 2003 was zero and 0.03%, respectively.

The imputation credits allocated to the shareholders are based on the balance as of the date of dividend distribution. The expected creditable ratio for distribution of earnings of 2004 may be adjusted when the allocation of the imputation credits is made.

e.	TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2004, TSMC’s investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,448,442	$—	2004
		3,819,937	116,189	2005
		4,886,439	4,886,439	2006
		4,140,462	4,140,462	2007
		6,309,182	6,309,182	2008

		$23,604,462	$15,452,272

Statute for Upgrading Industries	Research and development expenditures	$2,270,013	$—	2004
		3,147,071	3,147,071	2005
		3,342,952	3,342,952	2006
		1,976,913	1,976,913	2007
		1,843,800	1,843,800	2008

		$12,580,749	$10,310,736

Statute for Upgrading Industries	Personnel training	$48,659	$—	2004
		29,448	29,448	2005
		27,312	27,312	2006
		26,780	26,780	2007

		$132,199	$83,540

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$38,036	2005

g.	As of December 31, 2004, the net operating loss carryforwards were generated from WaferTech, TSMC Development and TSMC Technology and will expire at various dates through 2024.

h.	The sales generated from the following expansion and construction of TSMC’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

i.	The tax authorities have examined income tax returns of TSMC through 2000. However, TSMC is contesting the assessment of the tax authority for 1992 and 1998. TSMC believes that any additional assessment will not have a material adverse effect on TSMC.

15.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2004			Year Ended December 31, 2003
		Classified as			Classified as
	Classified as	Operating		Classified as	Operating
	Cost of Sales	Expenses	Total	Cost of Sales	Expenses	Total
Labor cost
Salary	$10,719,632	$5,886,769	$16,606,401	$9,014,068	$4,647,912	$13,661,980
Labor and health insurance	572,210	320,785	892,995	476,687	245,357	722,044
Pension	472,329	271,186	743,515	379,845	193,718	573,563
Other	430,777	531,876	962,653	339,500	304,398	643,898

	$12,194,948	$7,010,616	$19,205,564	$10,210,100	$5,391,385	$15,601,485

Depreciation	$61,703,792	$2,563,408	$64,267,200	$61,988,138	$2,398,768	$64,386,906

Amortization	$2,496,827	$3,052,160	$5,548,987	$1,385,594	$3,367,462	$4,753,056

16.	SHAREHOLDERS’ EQUITY

Common Stock, Capital Surplus and Earnings

TSMC has issued a total of 668,351 thousand ADSs which are traded on the NYSE as of December 31, 2004. The number of common shares represented by the ADSs is 3,341,754 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law of the R.O.C. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus arising from treasury stock transactions) may be appropriated as stock dividends restricted to a certain percentage based on shareholders’ ownership.

As of December 31, 2004 and 2003, the capital surplus consisted of the following:

	2004	2003
From merger	$24,003,546	$24,132,297
Additional paid-in capital	23,051,675	23,172,550
From long-term investments	121,354	87,295
From convertible bonds	9,360,424	9,410,632
Donations	55	55
Treasury stock	205	53,056

Total	$56,537,259	$56,855,885

TSMC’s Articles of Incorporation, as revised on December 21, 2004, provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any cumulative deficit:

a.	10% legal reserve; until the amount of total legal reserve equals the TSMC’s paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonuses to employees at 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed by way of cash dividend or stock dividend at the discretion of TSMC. As the operation of TSMC is at a steady growth stage, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

Any appropriations of net income are recorded in the financial statements in the year of shareholder approval.

An appropriation for legal reserve is required until the reserve equals the aggregate par value of TSMC’s issued capital stock. The reserve can only be used to offset a deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of TSMC.

A special reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the R.O.C. Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance of the related account reverses.

The appropriations of the earnings of 2003 and 2002 were approved in the shareholders’ meeting on May 11, 2004 and June 3, 2003, respectively. The appropriations and dividend per share are as follows:

			Dividend Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2003	Year 2002	Year 2003	Year 2002
Legal reserve	$4,725,870	$2,161,029
Special reserve	(68,945)	68,945
Bonus paid to employees — in cash	681,628	—
Bonus paid to employees — in stock	2,726,514	1,539,013
Preferred stock dividend — in cash	184,493	455,000	$0.35	$0.35
Common stock dividend — in cash	12,159,971	—	0.60	—
Common stock dividend — in stock	28,373,267	14,898,309	1.41	0.80
Remuneration to directors and supervisors — in cash	127,805	58,485

	$48,910,603	$19,180,781

The amount of the above appropriation of earnings for 2003 and 2002 is consistent with the resolution of the meetings of board of directors on February 17, 2004 and March 4, 2003, respectively. However, the Company Law of the R.O.C. states TSMC, as a holder of treasury stock shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. If the above employee bonus paid in stock had been paid in cash and all of the bonus to employees and remuneration to directors and supervisors had been charged against income for 2003 and 2002, the after income tax basic earnings per share for the years ended December 31, 2003 and 2002 would have decreased from NT$2.33 to NT$2.15 and NT$ 1.14 to NT$1.05, respectively. The shares distributed as a bonus to employees represented 1.35% and 0.83% of TSMC’s total outstanding common shares as of December 31, 2003 and 2002, respectively.

As of January 13, 2005, the board of directors of TSMC has not resolved the appropriation for earnings of 2004.

The above information about the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

Preferred Stock

TSMC issued 1,300,000 thousand shares of unlisted Series A — preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC’s Articles of Incorporation, TSMC is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and the related terms and conditions prior to redemption:

Preferred shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue price of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and TSMC’s related obligations remain the same until the preferred shares are redeemed by TSMC.

17.	STOCK-BASED COMPENSATION PLANS

Stock Option Plans

TSMC’s Employee Stock Option Plans, the 2003 Plan and the 2002 Plan, were approved on October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under 2003 Plan and the 2002 Plan is 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the date of grant. Under the 2003 Plan and the 2002 Plan, units that were never granted, or had been granted and subsequently cancelled were expired as of December 31, 2004.

On November 2, 2004, the board of directors of TSMC approved the 2004 Plan, in which the maximum number of units authorized to be granted is 11,000 thousand, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The option rights of the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plan, stock option rights are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the date of grant. The 2004 plan was approved by Bureau of Monetary Affairs, Financial Supervisory Commission of the R.O.C. on January 6, 2005.

Information on outstanding stock options for the years ended December 31, 2004 and 2003 is as follows:

	2003 Plan		2002 Plan
	Number of	Weighted-	Number of	Weighted-
	Outstanding	Average	Outstanding	Average
	Stock Option	Exercise	Stock Option	Exercise
	Rights	Price	Rights	Prices
	(in Thousands)	(NT$)	(in Thousands)	(NT$)
Year ended December 31, 2004

Beginning outstanding balance	842	57.8	48,515	42.7
Options granted	13,199	49.9	7,201	42.6
Options exercised	—	—	(87)	41.8
Options cancelled	(1,404)	50.9	(3,899)	44.2

Ending outstanding balance	12,637		51,730

Year ended December 31, 2003

Beginning outstanding balance	—	—	19,369	48.6
Options granted	843	66.5	32,031	50.3
Options cancelled	(1)	66.5	(2,885)	48.7

Ending outstanding balance	842		48,515

The number of outstanding option rights and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2004, information on outstanding and exercisable option rights is as follows:

		Options Outstanding			Options Exercisable
			Weighted-
		Number of	Average	Weighted-	Number of	Weighted-
	Range of	Outstanding	Remaining	Average	Exercisable	Average
	Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
	Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
2003 Plan	$43.8-$57.8	12,637	9.34	$50.3	—	$—
2002 Plan	$32.8-$46.2	51,730	8.09	42.6	10,307	41.7

		64,367	8.33	44.1	10,307	41.7

The compensation cost recognized for the year ended December 31, 2004 was zero. Had the Company used the fair value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company for the year ended December 31, 2004 would have been as follows:

Method:	Black-Scholes Model
Assumptions:
Expected dividend yield	1.00%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

Net income:
Net income as reported	$92,316,115
Pro forma net income	92,257,355

NT$
Earnings per share (EPS) — after income tax:
Basic EPS as reported	3.97
Pro forma basic EPS	3.97
Diluted EPS as reported	3.97
Pro forma diluted EPS	3.97

The estimated weighted average fair value for the options granted during the year ended December 31, 2004 was NT$19.73 per option.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. According to the 1997 amendment, the Board of Directors of WaferTech approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the WaferTech Plans) under which officers, key employees and non-employee directors may be granted stock option rights. The WaferTech Plans provide for 15,150 thousand option rights available for grant. For option rights granted to date, the option purchase price was equal to or exceeded the fair market value at the date of grant. The options will expire if not exercised at specified dates ranging from May 2006 and June 2011. In December 2000, WaferTech implemented a Stock Option Buyback Program (Buyback). The Buyback program provides employees with the right to sell back to WaferTech all vested stock options and outstanding ownership interests granted under the WaferTech Plans. As of December 31, 2004, the outstanding and exercisable stock options were 134 thousand and 133 thousand, respectively, and US$616 thousand was accrued in connection with the Buyback program.

Stock Appreciation Rights

In December 2000, WaferTech and TSMC — North America implemented a stock appreciation rights program (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through Stock Appreciation Rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech and TSMC — North America that is the excess of the market price of TSMC common stock on TSE on the date of exercise over the exercise price. As of December 31, 2004, WaferTech and TSMC — North America accrued US$381 thousand and US$1,360 thousand, respectively, in connection with the Appreciation. During 2002, benefits under the Appreciation plan for TSMC — North America were replaced by the stock option plans aforementioned.

18.	TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

	Beginning	Increase/		Ending
	Shares	Dividend	Decrease	Shares
Year ended December 31, 2004
Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	752	45,521
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,472	45,521

Year ended December 31, 2003
Reclassification of parent company stock held by subsidiaries from long-term investments	42,001	3,357	4,761	40,597

Proceeds from the sale of treasury stock for the years ended December 31, 2004 and 2003 were NT$39,906 thousand and NT$331,945 thousand, respectively. TSMC’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders. As of December 31, 2004 and 2003, the book value of the treasury stock was NT$1,595,186 thousand and NT$1,633,228 thousand, respectively; the market value was NT$2,241,009 thousand and NT$2,548,788 thousand, respectively.

TSMC held a special meeting of the board of directors and approved a share buyback plan to repurchase TSMC’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. TSMC repurchased 124,720 thousand common shares for a total of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

19.	CONSOLIDATED EARNINGS PER SHARE (EPS)

EPS is computed as follows:

				EPS (NT$)
				Income
	Amounts (Numerator)			Before
	Income Before		Number of	Income
	Income Tax		Shares	Tax and	Consolidated
	and Minority	Consolidated	(Denominator)	Minority	Net
	Interest	Net Income	(Thousand)	Interest	Income
Year ended December 31, 2004

Basic EPS
Income available to common shareholders	$91,965,587	$92,316,115	23,248,682	$3.96	$3.97

Effect of diluted securities — stock options	—	—	6,404

Diluted EPS
Income available to common shareholders (including effect of diluted potential common stock)	$91,965,587	$92,316,115	23,255,086	$3.95	$3.97

(Continued)

				EPS (NT$)
				Income
	Amounts (Numerator)			Before
	Income Before		Number of	Income
	Income Tax		Shares	Tax and	Consolidated
	and Minority	Consolidated	(Denominator)	Minority	Net
	Interest	Net Income	(Thousand)	Interest	Income
Year ended December 31, 2003
Net income	$51,178,645	$47,258,700
Less — preferred stock dividends	(184,493)	(184,493)

Basic EPS
Income available to common shareholders	50,994,152	47,074,207	23,327,354	$2.19	$2.02

Effect of diluted potential common stock — stock options	—	—	9,599

Diluted EPS
Income available to common shareholders (including effect of diluted potential common stock)	$50,994,152	$47,074,207	23,336,953	$2.19	$2.02

20.	RELATED PARTY TRANSACTIONS

The significant transactions with related parties in addition to those disclosed in other notes are summarized as follows:

a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC is one it its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of the TSMC

VIS SSMC GUC VisEra

	2004		2003
	Amount	%	Amount	%
For the years
Sales
Philips and its affiliates	$5,463,565	2	$3,577,054	2
Others	458,999	—	610,534	—

	$5,922,564	2	$4,187,588	2

Purchase
VIS	$9,169,602	21	$4,910,810	15
SSMC	5,869,123	13	5,519,805	17

	$15,038,725	34	$10,430,615	32

(Continued)

	2004		2003
	Amount	%	Amount	%
Manufacturing expenses — technical assistance fee (Note 22a)	$907,047	1	$3,023,741	3

Philips

General and administrative expenses — rental expenses
GUC	$13,186	2	$—	—

Research and development expenses
GUC	$11,688	—	$—	—

Proceeds from disposal of property, plant and equipment
VIS	$33,974	2	$15,125	9

Non-operating income and gains
SSMC (primarily technical service income, see Note 22e)	$364,505	6	$201,869	4
VIS (primarily technical service income, see Note 22j)	117,760	2	251	—
VisEra	28,917	—	—	—

	$511,182	8	$202,120	4

At December 31
Receivables
Philips and its affiliates	$581,487	89	$895,063	97
Others	72,890	11	25,381	3

	$654,377	100	$920,444	100

Other receivables
SSMC	$63,701	45	$13,228	10
VIS	47,599	34	118,503	90
VisEra	30,278	21	—	—

	$141,578	100	$131,731	100

Payables
VIS	$1,533,938	69	$1,034,074	32
Philips and its affiliates	469,494	21	1,579,568	49
SSMC	207,794	10	634,647	19
GUC	6,589	—	—	—

	$2,217,815	100	$3,248,289	100

Other long-term payables
Philips and its affiliates	$2,317,972	100	$—	—

Refundable deposits
VIS	$—	—	$150,840	76

The terms of sales to related parties are not significantly different from those to third parties. For other related parties transactions, since there are no other similar transactions to follow, the prices are determined in accordance with the related contractual agreements.

21.	SIGNIFICANT LONG-TERM OPERATING LEASES

TSMC leases land from the Science-Based Industrial Park Administration. These agreements expire on various dates from March 2008 to December 2020. The agreements can be renewed upon their expiration.

TSMC — North America leases its office premises and certain equipment under non-cancelable operating agreements. TSMC - Europe and TSMC — Japan entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. The agreements can be renewed upon their expiration.

As of December 31, 2004, future remaining lease payments are as follows:

Year	Amount
2005	$354,259
2006	352,988
2007	340,748
2008	325,563
2009	322,534
2010 and thereafter	1,513,025

$3,209,117

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2004 are as follows:

a.	On June 20, 2004, TSMC and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on fixed amounts mutually agreed-on, rather than under certain percentage of TSMC’s annual net sales. TSMC and Philips also agree to cross license the patents owned by each party. TSMC also obtained through Philips a number of patent cross licenses.

b.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2004, TSMC had a total of US$12,802 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2004, TSMC’s equity interest in SSMC was 32%. TSMC and Philips committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

i.	In December 2003, TSMC entered into a Technology Development and License Agreement with Motorola, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Motorola, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

j.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prior as agreed by the parties.

k.	Under an agreement signed with a certain company, TSMC — Shanghai has the obligation to purchase certain assets within a specified period at the price agreed upon by both parties. TSMC — Shanghai will compensate the other party in case of a breach of the agreement.

l.	Amounts available under unused letters of credit as of December 31, 2004 were NT$6,480 thousand, US$1,282 thousand and SG$85 thousand. Among the unused letters of credit, TSMC — North America has an outstanding irrevocable standby letter of credit for US$1,078 thousand. The standby letter of credit was entered into as security to the landlord of TSMC — North America’s office spaces in San Jose, California. The standby letter of credit will expire in October, 2005.

m.	The Company filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U.S. International Trade Commission against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple patents of the Company and misappropriated the Company’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the agreement, SMIC will pay TSMC US$175 million over six years to resolve the Company’s patent infringement and trade secret claims.

23.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions for the years ended December 31, 2004 and 2003 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of December 31, 2004 and 2003 are as follows:

Financial			Contract Amount
Instruments	Currency	Maturity Date	(in Thousands)
2004
Sell	US$/NT$	January 2005 to March 2005	US$	733,000
Sell	US$/EUR	January 2005	US$	159,081

(Continued)

Financial			Contract Amount
Instruments	Currency	Maturity Date	(in Thousands)
2003
Sell	US$/NT$	January 2004 to July 2004	US$	1,805,000
Buy	EUR/US$	January 2004	EUR	7,500
Buy	JPY/US$	January 2004	JPY	748,405

As of December 31, 2004 and 2003, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate to approximately NT$392,534 thousand, and NT$76,385 thousand, respectively; payables from forward exchange contracts (included in the “other current liabilities” account) aggregate to approximately NT$559 thousand and NT$174,018 thousand, respectively.

b)	Cross currency swaps

Outstanding cross currency swap contracts as of December 31, 2004 are as follows:

				Range of
	Contract Amount		Range of	Interest Rate
Maturity Date	(in Thousands)		Interest Rate Paid	Received
January 2005 to June 2005	US$	1,420,000	1.28%-2.72%	0.49%-1.17%

As of December 31, 2004, receivables from the cross currency swap contracts (included in the “other financial assets” account) were approximately NT$761,030 thousand.

Net exchange gain or loss arising from forward exchange contracts and cross currency swap contracts was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.

c)	Interest rate swaps

Outstanding contracts as of December 31, 2004 and 2003 were as follows:

		Contract Amount
Contract Date	Period	(in Thousands)
2004
September 2003	September 2003 to December 2005	$500,000
October 2003	October 2003 to December 2005	500,000
October 2003	October 2003 to December 2005	500,000
October 2003	October 2003 to December 2005	500,000
October 2003	October 2003 to December 2005	500,000
November 2003	November 2003 to December 2005	500,000

(Continued)

		Contract Amount
Contract Date	Period	(in Thousands)
2003
September 2003	September 2003 to December 2005		$500,000
October 2003	October 2003 to December 2005		500,000
October 2003	October 2003 to December 2005		500,000
October 2003	October 2003 to December 2005		500,000
October 2003	October 2003 to December 2005		500,000
November 2003	November 2003 to December 2005		500,000
July 1999	July 1999 to June 2004	US$	2,857

d)	Option contracts

During 2004, the Company did not enter into any foreign currency option contracts.

There were no outstanding option contracts as of December 31, 2003. The Company entered into foreign currency option contracts for hedging purposes; therefore, the related premiums and the foreign exchange gain or loss are recognized in the “foreign exchange loss, net” account.

e)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of December 31, 2004, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts are as follows:

	Inflow	Outflow
Term	(In Thousands)	(In Thousands)
Within one year	$69,761,484	US$	2,312,081
	EUR 118,500

The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2)	Fair values of financial instruments were as follows:

	2004		2003
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	(In Thousands)		(In Thousands)
Non-derivative financial instruments

Assets
Short-term investments, net	$54,107,951	$54,990,545	$13,611,536	$14,054,511
Long-term investments (securities with market price)	31,165,721	34,265,072	4,103,926	10,976,671
Liabilities
Bonds payable (including current portion)	30,000,000	30,607,341	35,000,000	35,850,377

Derivative financial instruments

Forward exchange contracts (buy)	—	—	2,351	3,037
Forward exchange contracts (sell)	391,975	317,090	(99,984)	40,638
Cross currency swap contracts	761,030	760,012	—	—
Interest rate swap contracts	4,361	(22,714)	—	2,093

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates the carrying value.

Fair values of financial instruments were determined as follows:

a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	The fair value of bonds payable is the quoted market value.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.

k.	Information on investment in Mainland China

1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 20.

24.	SEGMENT FINANCIAL INFORMATION

a.	Geographic information:

			Adjustments
			and
	Overseas	Taiwan	Elimination	Consolidated
2004
Sales to unaffiliated customers	$143,801,130	$113,411,488	$—	$257,212,618
Transfers between geographic areas	15,657,797	142,580,939	(158,238,736)	—

Total sales	$159,458,927	$255,992,427	$(158,238,736)	$257,212,618

Gross profit	$6,173,780	$110,160,584	$(515,181)	$115,819,183

Operating expenses				(27,337,509)
Non-operating income and gains				6,090,224
Non-operating expenses and losses				(2,606,311)

Income before income tax and minority interest				$91,965,587

Minority interest in income of subsidiaries				$12,898

Identifiable assets	$89,000,906	$416,076,665	$(43,725,329)	$461,352,242

Long-term investments				38,101,849

Total assets				$499,454,091

2003

Sales to unaffiliated customers	$118,851,382	$84,145,430	$—	$202,996,812
Transfers between geographic areas	11,494,868	117,758,911	(129,253,779)	—

Total sales	$130,346,250	$201,904,341	$(129,253,779)	$202,996,812

Gross profit	$2,392,944	$72,891,637	$(401,103)	$74,883,478

Operating expenses				(23,582,897)
Non-operating income and gains				5,669,312
Non-operating expenses and losses				(5,791,248)

Income before income tax and minority interest				$51,178,645

Minority interest in loss of subsidiaries				$3,012

(Continued)

			Adjustments
			and
	Overseas	Taiwan	Elimination	Consolidated
Identifiable assets	$52,276,269	$358,451,509	$(14,075,261)	$396,652,517

Long-term investments				10,748,014

Total assets				$407,400,531

b.	Gross export sales

The export sales information is determined based on billed regions. Gross export sales for the years ended December 31, 2004 and 2003 were NT$92,455,415 thousand and NT$59,868,104 thousand, respectively. There were no export sales to a region that accounted for more than 10% of the Company’s total sales.

c.	Major customer

In 2004, there is no customer accounted for at least 10% of the Company’s total sales. The Company only has one customer that accounts for at least 10% of its total sales in 2003. The sales to such customer amounted to $21,893,320 thousand and $31,220,104 thousand in 2004 and 2003, representing 8% and 15% of its total sales, respectively.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

														Financing
				Maximum									Financing Limit	Company's
			Financial	Balance for	Ending		Type of		Reasons for				for Each	Financing Amount
			Statement	the Period	Balance	Interest	Financing	Transaction	Short-term	Allowance for	Collateral		Borrowing	Limits
No.	Financing Name	Counter-party	Account	(US$ in Thousand)	(US$ in Thousand)	Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	(US$ in Thousand)
1	TSMC International	TSMC Development	Other receivables	$1,915,020	$1,915,020	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$31,532,982
				(US$60,000)	(US$60,000)									(US$987,968)
														(Note 2)
		TSMC Technology	Other receivables	319,170	—	—	—	—	—	—	—	—
				(US$10,000)
2	TSMC Partners	TSMC Development	Other receivables	2,553,360	2,553,360	1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				(US$80,000)	(US$80,000)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

								Ratio of
								Accumulated Amount
		Counter-party		Limits on Each			Value of	of Collateral to	Maximum
			Nature of	Counter-party’s	Maximum		Property, Plant	Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Year	Ending Balance	Collateral	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousand)	(US$ in Thousand)	and Equipment	Statement	(Note 1)
0	The Company	TSMC Development	3	Not exceed 10% of the net worth of the Company, and also limiting to the total capital issued of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$1,915,020	$1,915,020	$—	0.48%	$99,741,325
					(US$60,000)	(US$60,000)

		TSMC — North America	2		1,276,680	1,276,680	—	0.32%
					(US$40,000)	(US$40,000)
		WaferTech	3		14,043,480	—	—	—
					(US$440,000)

Note 1:	25% of the net worth of the Company as of December 31, 2004.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
The Company	Government bonds
	2003 Government Bond Series A	—	Short-term investment	—		$1,207,409	N/A		$1,202,028
	United States Treas NTS	—	Short-term investment	—	US$	192,357	N/A	US$	191,824
	2003 Government Bond Series I	—	Long-term investment	—		3,397,081	N/A		3,393,982
	2004 Government Bond Series A	—	Long-term investment	—		2,349,573	N/A		2,352,973
	2004 Government Bond Series E	—	Long-term investment	—		3,893,827	N/A		3,892,025
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		620,000

	Bonds under repurchase agreement	—	Short-term investment	—		249,449	N/A		251,593

	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	78,698		1,153,209	N/A		1,169,406
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,978,785
	JF Taiwan First Bond Fund	—	Short-term investment	84,886		1,151,463	N/A		1,162,632
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	76,705		1,101,911	N/A		1,111,932
	Dresdner Bond DAM Fund	—	Short-term investment	80,833		900,000	N/A		910,904
	Barits Bond Fund	—	Short-term investment	76,640		900,000	N/A		907,765
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,115,554
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		201,183
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		602,703
	HSBC NTD Money Management Fund	—	Short-term investment	41,568		600,000	N/A		601,958

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		27,552
	TSMC International	Subsidiary	Long-term investment	987,968		23,778,997	100		23,778,997
	VIS	Investee	Long-term investment	409,532		5,401,982	28		8,493,692
	TSMC Partners	Subsidiary	Long-term investment	300		3,908,356	100		3,908,356
	SSMC	Investee	Long-term investment	382		3,290,888	32		3,290,888
	TSMC - North America	Subsidiary	Long-term investment	11,000		502,242	100		1,179,352	Treasury stock of NT$677,110 thousand is
										deducted from the carrying value.
	GUC	Investee	Long-term investment	39,040		391,626	47		418,272
	TSMC - Japan	Subsidiary	Long-term investment	6		102,572	100		102,572
	VisEra	Investee	Long-term investment	5,100		59,116	25		59,116
	TSMC - Europe	Subsidiary	Long-term investment	—		25,439	100		25,439
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		284,036
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		170,940

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	W.K. Technology Fund IV	—	Long-term investment	5,000		$50,000	2		$55,146
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		53,571
	Globaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,909

	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		2,777,798	N/A		2,749,413
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,709
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,587
	Ace Ltd	—	Short-term investment	—	US$	1,046	N/A	US$	1,042
	AIG Sunamerica Global Fing IX	—	Short-term investment	—	US$	1,032	N/A	US$	1,028
	Allstate Finl Global Fdg LLC	—	Short-term investment	—	US$	3,171	N/A	US$	3,096
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,503
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,765
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,087
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,042
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,803
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,795
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,991
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,978
	ANZ Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	1,001
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,509
	Bank New York Inc.	—	Short-term investment	—	US$	3,945	N/A	US$	3,943
	Bank Scotland Treas Svcs PLC	—	Short-term investment	—	US$	2,715	N/A	US$	2,717
	Bank Utd Houston TX Mtbn	—	Short-term investment	—	US$	580	N/A	US$	574
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,493
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	3,105	N/A	US$	3,105
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,494
	Bristol Myers Squibb Co.	—	Short-term investment	—	US$	3,819	N/A	US$	3,788
	British Telecommunications PLC	—	Short-term investment	—	US$	2,104	N/A	US$	2,091
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,079
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,613
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,195
	Citigroup Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,002
	Citigroup Inc.	—	Short-term investment	—	US$	1,033	N/A	US$	1,033
	Citigroup Inc.	—	Short-term investment	—	US$	3,583	N/A	US$	3,523
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,612
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,593
	Consolidated Edison Co. NY Inc.	—	Short-term investment	—	US$	3,687	N/A	US$	3,618
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,060
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,158	N/A	US$	2,151
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,157

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	2,645	N/A	US$	2,599
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	779
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,240
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	999
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	755
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	3,025
	Den Danske BK Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,166
	Deutsche Telkom Intl Fin BV	—	Short-term investment	—	US$	1,852	N/A	US$	1,838
	Diageo PLC	—	Short-term investment	—	US$	3,459	N/A	US$	3,477
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	911
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,236
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,466
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,986
	First Un Corp.	—	Short-term investment	—	US$	970	N/A	US$	965
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	493
	Fleet Finl Corp Inc. New	—	Short-term investment	—	US$	975	N/A	US$	962
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	1,542	N/A	US$	1,535
	FPL Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	990
	FPL Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	846
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,467	N/A	US$	3,455
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	1,040	N/A	US$	1,040
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,886	N/A	US$	3,878
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,408
	Goldman Sachs Group Inc. Mtn	—	Short-term investment	—	US$	3,505	N/A	US$	3,494
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,599
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,100	N/A	US$	1,075
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	972
	GTE Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,109
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	986
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	765	N/A	US$	758
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	296
	Heller Finl Inc.	—	Short-term investment	—	US$	1,171	N/A	US$	1,163
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,606
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,305
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,218
	Household Fin Corp.	—	Short-term investment	—	US$	529	N/A	US$	522
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,985
	Household Fin Corp. Mtn Bk Ent	—	Short-term investment	—	US$	3,542	N/A	US$	3,510
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,134
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,000
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,961
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,113
	ING Sec Life Ins Ingslf	—	Short-term investment	—	US$	3,012	N/A	US$	3,007
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,102
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	1,043	N/A	US$	1,039
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,032
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	2,998	N/A	US$	2,988

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,629
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,502
	KFW Intl Fin Inc.	—	Short-term investment	—	US$	5,104	N/A	US$	5,027
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	765
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,036
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,162
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,634
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	2,171	N/A	US$	2,154
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,749
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	518
	Merita Bk Ltd NY Brh	—	Short-term investment	—	US$	538	N/A	US$	533
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,481
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,910
	Monumental Global Fdg II	—	Short-term investment	—	US$	2,500	N/A	US$	2,501
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,516
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,034
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,128
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	3,638	N/A	US$	3,628
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	1,050	N/A	US$	1,048
	National Westminster Bk PLC	—	Short-term investment	—	US$	1,433	N/A	US$	1,422
	Nationsbank Corp.	—	Short-term investment	—	US$	3,644	N/A	US$	3,549
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,477
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,469
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,817
	PNC Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,075
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	3,022
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,914
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,503
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,050	N/A	US$	3,047
	Principal Life Global Fdg I Gl	—	Short-term investment	—	US$	3,168	N/A	US$	3,102
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,969
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,610
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,089
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	1,563	N/A	US$	1,547
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	564	N/A	US$	558
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	369	N/A	US$	364
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	763
	Salomon Smith Barney Hldgs Inc.	—	Short-term investment	—	US$	3,160	N/A	US$	3,100
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,601
	SBC Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,617
	SBC Communications Inc.	—	Short-term investment	—	US$	2,251	N/A	US$	2,245
	Scotland Intl Fin B V 144A	—	Short-term investment	—	US$	1,533	N/A	US$	1,532
	Shell Finance (UK) PLC	—	Short-term investment	—	US$	3,604	N/A	US$	3,553
	SLM Corp.	—	Short-term investment	—	US$	500	N/A	US$	501
	SLM Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,985
	SP Powerassets Ltd Global	—	Short-term investment	—	US$	991	N/A	US$	992
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,060
	Swedbank Sparbanken Svenge AB	—	Short-term investment	—	US$	1,084	N/A	US$	1,067

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	TIAA Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	514
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,965
	Union Planters	—	Short-term investment	—	US$	2,755	N/A	US$	2,704
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,097
	US Bk Natl Assn Cincinnati OH	—	Short-term investment	—	US$	2,669	N/A	US$	2,687
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,838
	Vodafone Group PLC New	—	Short-term investment	—	US$	2,559	N/A	US$	2,561
	Wachovia Corp.	—	Short-term investment	—	US$	3,720	N/A	US$	3,600
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,602
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	4,768	N/A	US$	4,689
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,682
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,180
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,631
	Westfield Cap Corp. Ltd	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	China Steel Corporation	—	Long-term investment	—		2,978,804	N/A		2,977,695
	Taiwan Power Company	—	Long-term investment	—		915,276	N/A		914,582
	Nan Ya Plastics Corporation	—	Long-term investment	—		407,526	N/A		407,484
	Formosa Plastics Corporation	—	Long-term investment	—		405,485	N/A		405,322
	Formosa Petrochemical Corporation	—	Long-term investment	—		202,595	N/A		200,000

	Agency bonds			—
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,462
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,520
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,024
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,947
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,962	N/A	US$	7,939
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,014	N/A	US$	6,924
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,936	N/A	US$	4,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,948	N/A	US$	4,944
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,468
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	7,004
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,996	N/A	US$	4,973
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,042	N/A	US$	6,985
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	6,084
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,909	N/A	US$	2,907
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,953	N/A	US$	13,898
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,983	N/A	US$	13,946
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,981	N/A	US$	13,946
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	6,978	N/A	US$	6,928
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,419
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	4,953	N/A	US$	4,941
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,943
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	998	N/A	US$	993
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,936
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,938
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,891
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,943

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,237
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,940	N/A	US$	6,937
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,917
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,953
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,997	N/A	US$	6,983
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,798
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,976
	Freddie Mac	—	Short-term investment	—	US$	4,929	N/A	US$	4,934
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,535	N/A	US$	2,531
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	2,277	N/A	US$	2,273
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,075
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,435	N/A	US$	4,440
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,539
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,645	N/A	US$	3,615
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,242	N/A	US$	4,188
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,141	N/A	US$	2,126
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,765	N/A	US$	4,719
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	3,486	N/A	US$	3,446
	FNMA Pool 685116	—	Short-term investment	—	US$	1,003	N/A	US$	1,002
	FNMA Pool 725095	—	Short-term investment	—	US$	2,008	N/A	US$	2,003
	FNMA Pool 790828	—	Short-term investment	—	US$	4,807	N/A	US$	4,773
	FNMA Pool 793932	—	Short-term investment	—	US$	994	N/A	US$	994
	FNMA Pool 794040	—	Short-term investment	—	US$	1,021	N/A	US$	1,020
	FNMA Pool 795548	—	Short-term investment	—	US$	977	N/A	US$	975
	FNMA Pool 806642	—	Short-term investment	—	US$	2,006	N/A	US$	2,004
	GNMA II Pool 081150	—	Short-term investment	—	US$	999	N/A	US$	997
	GNMA II Pool 081153	—	Short-term investment	—	US$	3,789	N/A	US$	3,766
	Government Natl Mtg Assn	—	Short-term investment	—	US$	1,734	N/A	US$	1,700

	Corporate issued asset-backed securities
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,004
	Aesop Fed II LLC	—	Short-term investment	—	US$	4,955	N/A	US$	4,963
	Aesop Fed II LLC	—	Short-term investment	—	US$	1,912	N/A	US$	1,888
	American Express Cr Account Ma	—	Short-term investment	—	US$	3,445	N/A	US$	3,427
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	949	N/A	US$	949
	Americredit Automobile Receiv	—	Short-term investment	—	US$	2,002	N/A	US$	1,998
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,048
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,990
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,912
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	926	N/A	US$	923
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	5,364	N/A	US$	5,315
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	4,006
	Bank of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	3,995
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,478	N/A	US$	1,489
	Bear Stearns Asset Backed Secs	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	BMW Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,941
	California Infr + Economic Dev	—	Short-term investment	—	US$	4,298	N/A	US$	4,230

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	California Infras + Economic	—	Short-term investment	—	US$	6,126	N/A	US$	6,064
	California Infrastructure Dev	—	Short-term investment	—	US$	5,089	N/A	US$	5,035
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	4,018	N/A	US$	3,992
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	319	N/A	US$	318
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	1,147	N/A	US$	1,145
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,989
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,977
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,923
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,493
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,991
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	4,959	N/A	US$	4,965
	Citicorp Mtg Secs	—	Short-term investment	—	US$	2,364	N/A	US$	2,363
	CNH Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,952
	Comm 2004 Htl 1	—	Short-term investment	—	US$	4,600	N/A	US$	4,607
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	4,209	N/A	US$	4,178
	CWABS Inc.	—	Short-term investment	—	US$	1,647	N/A	US$	1,662
	CWABS Inc.	—	Short-term investment	—	US$	1,903	N/A	US$	1,907
	CWABS Inc.	—	Short-term investment	—	US$	1,907	N/A	US$	1,912
	CWABS Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	1,997
	CWABS Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,055
	CWABS Inc.	—	Short-term investment	—	US$	3,500	N/A	US$	3,541
	CWALT Inc.	—	Short-term investment	—	US$	4,292	N/A	US$	4,277
	CWABS Inc.	—	Short-term investment	—	US$	2,317	N/A	US$	2,298
	CWABS Inc.	—	Short-term investment	—	US$	4,040	N/A	US$	4,040
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,970
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,982	N/A	US$	4,970
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,893
	Detroit Edison Securitization	—	Short-term investment	—	US$	674	N/A	US$	671
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,999
	Finance Amer Mtg Ln Tr	—	Short-term investment	—	US$	985	N/A	US$	986
	First Franklin Mtg Ln Tr	—	Short-term investment	—	US$	2,002	N/A	US$	2,006
	First Horizon Abs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,567	N/A	US$	3,534
	First USA Credit Cr Master Tr	—	Short-term investment	—	US$	5,011	N/A	US$	5,008
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,936
	Granite Mtgs PLC	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	GS Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,970
	GS Mtg Secs Corp.	—	Short-term investment	—	US$	2,944	N/A	US$	2,944
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	3,417	N/A	US$	3,400
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,938
	Holmes Fing No 8 PLC	—	Short-term investment	—	US$	5,001	N/A	US$	5,052
	Honda Auto Receivables	—	Short-term investment	—	US$	5,000	N/A	US$	4,991
	Household Automotive Tr	—	Short-term investment	—	US$	513	N/A	US$	511
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,468
	IMPAC Cmb Tr	—	Short-term investment	—	US$	1,414	N/A	US$	1,413
	IMPAC Cmb Tr	—	Short-term investment	—	US$	988	N/A	US$	988
	IMPAC Secd Assets Corp.	—	Short-term investment	—	US$	3,570	N/A	US$	3,566

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousand)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,502
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,460	N/A	US$	1,460
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,502
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,001
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,207
	Navistar finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,889
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,958
	Nissan Auto Receivables Own Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,993
	Nissan Auto Receivables Owner	—	Short-term investment	—	US$	4,853	N/A	US$	4,872
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	963	N/A	US$	961
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,933
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,201
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,982
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,117
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,731	N/A	US$	3,672
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,000	N/A	US$	2,980
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	3,659	N/A	US$	3,631
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,504	N/A	US$	2,513
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,960	N/A	US$	1,955
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,488	N/A	US$	1,486
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,500
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	3,037	N/A	US$	3,031
	Structured Asset Secs Corp.	—	Short-term investment	—	US$	1,403	N/A	US$	1,394
	Thoornburg Mtg Secs Tr	—	Short-term investment	—	US$	1,921	N/A	US$	1,923
	Toyota Auto Receivables 2003B	—	Short-term investment	—	US$	4,970	N/A	US$	4,930
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	5,042	N/A	US$	4,997
	TXU Elec Delivery Transition	—	Short-term investment	—	US$	7,736	N/A	US$	7,715
	USAA Auto Owner Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,991
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	6,000	N/A	US$	5,991
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,995
	WFS Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,989
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,992
	WFS Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,342
	Whole Auto Ln Tr	—	Short-term investment	—	US$	5,967	N/A	US$	5,966
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,969
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,964
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,906

	Commercial papers		Short-term investment	—	US$	2,997	N/A	US$	2,997

	Corporate issued notes		Short-term investment	—	US$	1,999	N/A	US$	1,999

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	Money market funds		Short-term investment	—	US$	21,114	N/A	US$	21,114

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		43,649	N/A		43,649
TSMC — North America	TSMC stock	Parent company	Short-term investment	14,151		677,110	—		696,661

Chi Cherng	TSMC stock	Parent company	Short-term investment	15,670		458,564	—		771,451

Hsin Ruey	TSMC stock	Parent company	Short-term investment	15,700		459,512	—		772,897

TSMC International	Money market fund

	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300

	Stock
	InveStar	Subsidiary	Long-term investment	24,320	US$	34,514	97	US$	34,514
	InveStar II	Subsidiary	Long-term investment	51,300	US$	34,534	97	US$	34,534
	TSMC Development	Subsidiary	Long-term investment	1	US$	603,993	100	US$	603,993
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,544	100	US$	5,544
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	484,060	99	US$	484,060

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	682	US$	67	—	US$	1,370
	Advanced Power Electronics Corp.	—	Short-term investment	1,108	US$	502	—	US$	697
	Broadtek Electronics Corp.	—	Short-term investment	869	US$	275	—	US$	225
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	—	US$	19,910
	SiRF Technology Holdings, Inc.	—	Short-term investment	90	US$	393	—	US$	1,157
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	46	—	US$	38
	Programmable Microelectronics
	(Taiwan), Corp.	—	Long-term investment	575	US$	208	1	US$	208
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,670	9	US$	5,670
	RichTek Technology Corp.	—	Long-term investment	842	US$	83	1	US$	1,692
	Signia Technologies, Inc.	—	Long-term investment	701	US$	202	3	US$	202
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	92	1	US$	92
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	508	2	US$	706
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	154	4	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
	Tropian, Inc.	—	Long-term investment	1,758	US$	471	3	US$	471

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	321	US$	184	—	US$	645
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	—	US$	8,716
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	RichTek Technology Corp.	—	Long-term investment	395	US$	226	1	US$	794
	Programmable Microelectronics
	(Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	GeoVision, Inc.	—	Long-term investment	471	US$	127	1	US$	127
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,175	8	US$	1,175
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	2,000	US$	204	3	US$	204
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	3	US$	122

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Sonics, Inc.	—	Long-term investment	1,582	US$	3,082	5	US$	3,082
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Tropian, Inc.	—	Long-term investment	1,464	US$	393	2	US$	393
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies Limited	—	Long-term investment	2,579	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	2,600	US$	867	13	US$	867
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,388

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125

(Continued)

				December 31, 2004
								Market Value or Net
		Relationship with	Financial Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands)	(US$ in Thousand)		Ownership	(US$ in Thousand)		Note
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$-		4	US$-
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Teknovus, Inc.	—	Long-term investment	5,556	US$	1,000	3	US$	1,000
	Miradia, Inc. (Formerly XHP
	Microsystems, Inc.)	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022
	Ivyon Technology, Inc.	—	Long-term investment	200	US$	775	10	US$	775

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	258	US$	250	3	US$	250
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Agelia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	Axiom Microdevices, Inc.	—	Long-term investment	686	US$	700	5	US$	700
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182

GUC	Bond funds
	Grand Cathay	—	Short-term investment	3,608		45,543	N/A		45,544
	TIIM	—	Short-term investment	703		9,698	N/A		9,698
	Polaris De Li	—	Short-term investment	1,550		22,800	N/A		22,800
	EnTrust Kirin	—	Short-term investment	2,106		22,697	N/A		22,698
	E. Sun New Era	—	Short-term investment	1,920		20,313	N/A		20,314
	Jih Sun	—	Short-term investment	772		10,262	N/A		10,262
	EnTrust Phoenix	—	Short-term investment	2,081		30,563	N/A		30,564
	Transcend Fortune	—	Short-term investment	1,936		22,947	N/A		22,948

	Stock funds
	TIIM DaLi	—	Short-term investment	296		5,000	N/A		4,474
	UPAMC Global Select Fund of Funds	—	Short-term investment	336		3,364	N/A		3,378
	Sheng Hua 9966 Balance	—	Short-term investment	300		3,000	N/A		3,011

	Stock
	Global Unichip Corporation - NA	Subsidiary	Long-term investment	100		3,375	100		3,375

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition			Disposal							Ending Balance
													Carrying		Gain (Loss)			Amount
					Shares/	Amount	Shares/	Amount		Shares/	Amount		Value		on Disposal		Shares/	(US$ in
	Marketable Securities	Financial Statement		Nature of	Units	(US$ in	Units	(US$ in		Units	(US$ in		(US$ in		(US$ in		Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	—	40,000	$1,359,120	—		$—	40,000		$1,359,120		$1,359,120		$—	—		$—
						(US 40,000)						(US 40,000)		(US 40,000)
	GS Fund	Short-term investment	Goldman Sachs	—	20,000	679,560	—		—	20,000		679,560		679,560		—	—	—
						(US 20,000)						(US 20,000)		(US 20,000)
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	34,343	500,000	68,021		1,000,000	23,666		350,000		346,791		3,209	78,698		1,153,209
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	34,794	500,000	165,257		2,400,000	65,145		950,000		943,825		6,175	134,906		1,956,175
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—	—	18,235		200,000	—		—		—		—	18,235		200,000
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—	—	110,580		1,500,000	25,694		350,000		348,537		1,463	84,886		1,151,463
	INVESCO R.O.C Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—	—	—	93,975		1,350,000	17,270		250,000		248,089		1,911	76,705		1,101,911
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	—	—	80,833		900,000	—		—		—		—	80,833		900,000
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	—	—	76,640		900,000	—		—		—		—	76,640		900,000
	Shin Kong Chi Shin Bond Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	—	—	151,594		2,100,000	—		—		—		—	151,594		2,100,000
	NITC Bond Fund	Short-term investment	National Investment Trust Co., Ltd.	—	—	—	3,764		600,000	—		—		—		—	3,764		600,000
	HSBC NTD Money Management Fund	Short-term investment	HSBC Asset Management (Taiwan) Ltd.	—	—	—	41,568		600,000	—		—		—		—	41,568		600,000

	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,800,000	—		2,577,163	—		4,127,714		4,127,714		—	—		249,449

	Government bonds
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,422,197	—		—	—		1,427,762		1,422,197		5,565	—	—
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	3,157,331	—		—	—		3,169,750		3,157,331		12,419	—	—
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—	3,113,066	—		—	—		3,133,875		3,113,066		20,809	—	—
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—	—	—	—		2,023,206	—		2,031,500		2,023,206		8,294	—	—
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	—	—		1,207,409	—		—		—		—	—		1,207,409
	United States Treas NTS	Short-term investment	—	—	—	—	—	US$	699,398	—	US$	506,162	US$	507,041	US$	(879)	—	US$	192,357
	2003 Government Bond Series I	Long-term investment	FCB and several financial institutions	—	—	—	—		3,402,213	—		—		—		—	—		3,397,081
	2004 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—	—	—		2,349,573	—		—		—		—	—		2,349,573
	2004 Government Bond Series E	Long-term investment	BNP and several financial institutions	—	—	—	—		3,890,925	—		—		—		—	—		3,893,827
	2004 Kaohsiung Municipal Bond Series A	Long-term investment	KGI Securities Co., Ltd. and several financial institutions	—	—	—	—		620,000	—		—		—		—	—		620,000

	Corporate bonds
	Taiwan Power Company	Short-term investment	KGI Securities Co., Ltd.	—	—	—	—		2,777,798	—		—		—		—	—		2,777,798
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	—	—	US$	3,171	—		—		—		—	—	US$	3,171
	American Express Co.	Short-term investment	—	—	—	—	—	US$	3,550	—		—		—		—	—	US$	3,550
	American Express Cr Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,503	—	US$	3,504	US$	3,503	US$	1	—	—
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,130	—		—		—		—	—	US$	3,130
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,702	—		—		—		—	—	US$	3,702
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,509	—	US$	3,509	US$	3,509		—	—	—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,750	—	US$	3,755	US$	3,750	US$	5	—	—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,800	—		—		—		—	—	US$	3,800

(Continued)

					Beginning Balance		Acquisition		Disposal				Ending Balance
											Carrying	Gain (Loss)		Amount
					Shares/	Amount	Shares/	Amount	Shares/	Amount	Value	on Disposal	Shares/	(US$ in
	Marketable Securities	Financial Statement		Nature of	Units	(US$ in	Units	(US$ in	Units	(US$ in	(US$ in	(US$ in	Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)	(Thousand)	Thousand)	Thousand)	Thousand)	(Thousand)	(Note 1)
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—	$ —	—	US$ 3,795	—	$ —	$ —	$ —	—	US$ 3,795
	Amgen Inc.	Short-term investment	—	—	—	—	—	US$ 3,005	—	—	—	—	—	US$ 3,005
	Bank New York Inc.	Short-term investment	—	—	—	—	—	US$ 3,945	—	—	—	—	—	US$ 3,945
	Bank One Corp.	Short-term investment	—	—	—	—	—	US$ 3,693	—	US$ 3,695	US$ 3,693	US$ 2	—	—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$ 3,805	—	US$ 3,816	US$ 3,805	US$ 11	—	—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$ 3,518	—	—	—	—	—	US$ 3,518
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	—	—	US$ 3,105	—	—	—	—	—	US$ 3,105
	Bristol Myers Squibb Co.	Short-term investment	—	—	—	—	—	US$ 3,819	—	—	—	—	—	US$ 3,819
	Brown Forman Corp.	Short-term investment	—	—	—	—	—	US$ 3,277	—	US$ 3,280	US$ 3,277	US$ 3	—	—
	Cardinal Health Inc.	Short-term investment	—	—	—	—	—	US$ 3,837	—	US$ 3,795	US$ 3,837	US$ (42)	—	—
	Cit Group Hldgs Inc.	Short-term investment	—	—	—	—	—	US$ 3,203	—	—	—	—	—	US$ 3,203
	Citigroup Inc.	Short-term investment	—	—	—	—	—	US$ 3,583	—	—	—	—	—	US$ 3,583
	Compaq Computer Corp.	Short-term investment	—	—	—	—	—	US$ 3,719	—	—	—	—	—	US$ 3,719
	Consolidated Edison Co. NY Inc.	Short-term investment	—	—	—	—	—	US$ 3,687	—	—	—	—	—	US$ 3,687
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—	—	—	US$ 3,534	—	US$ 3,540	US$ 3,534	US$ 6	—	—
	Countrywide Home Lns Inc.	Short-term investment	—	—	—	—	—	US$ 5,210	—	—	—	—	—	US$ 5,210
	Credit Suisse First Boston USA	Short-term investment	—	—	—	—	—	US$ 3,177	—	US$ 3,188	US$ 3,177	US$ 11	—	—
	Dell Computer Corp.	Short-term investment	—	—	—	—	—	US$ 3,054	—	—	—	—	—	US$ 3,054
	Diageo PLC	Short-term investment	—	—	—	—	—	US$ 3,459	—	—	—	—	—	US$ 3,459
	European Invt Bk	Short-term investment	—	—	—	—	—	US$ 8,315	—	—	—	—	—	US$ 8,315
	Federal Home Ln Mtg Corp	Short-term investment	—	—	—	—	—	US$ 4,237	—	—	—	—	—	US$ 4,237
	Federal Home Loan Mtg Assn	Short-term investment	—	—	—	—	—	US$ 4,847	—	—	—	—	—	US$ 4,847
	First Data Corp.	Short-term investment	—	—	—	—	—	US$ 3,013	—	—	—	—	—	US$ 3,013
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$ 3,507	—	US$ 3,498	US$ 3,507	US$ (9)	—	—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$ 3,467	—	—	—	—	—	US$ 3,467
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$ 3,886	—	—	—	—	—	US$ 3,886
	Genworth Finl Inc.	Short-term investment	—	—	—	—	—	US$ 3,412	—	—	—	—	—	US$ 3,412
	Goldman Sachs Group Inc Mtn	Short-term investment	—	—	—	—	—	US$ 3,505	—	—	—	—	—	US$ 3,505
	Goldman Sachs Group LP	Short-term investment	—	—	—	—	—	US$ 3,820	—	—	—	—	—	US$ 3,820
	Hewlett Packard Co.	Short-term investment	—	—	—	—	—	US$ 3,373	—	—	—	—	—	US$ 3,373
	Honeywell Inc.	Short-term investment	—	—	—	—	—	US$ 3,284	—	—	—	—	—	US$ 3,284
	Household Fin Corp.	Short-term investment	—	—	—	—	—	US$ 3,712	—	US$ 3,633	US$ 3,712	US$ (79)	—	—
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	—	—	US$ 3,542	—	—	—	—	—	US$ 3,542
	Huntington Natl Bk	Short-term investment	—	—	—	—	—	US$ 3,003	—	—	—	—	—	US$ 3,003
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	—	—	US$ 3,012	—	—	—	—	—	US$ 3,012
	Intl Bk For Recon + Dev	Short-term investment	—	—	—	—	—	US$ 5,232	—	—	—	—	—	US$ 5,232
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$ 3,638	—	US$ 3,601	US$ 3,638	US$ (37)	—	—
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$ 3,128	—	—	—	—	—	US$ 3,128
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$ 3,663	—	—	—	—	—	US$ 3,663
	Keycorp Mtn Book Entry	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—	—	—	US$ 3,500
	KFW Intl Fin Inc.	Short-term investment	—	—	—	—	—	US$ 5,104	—	—	—	—	—	US$ 5,104
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$ 3,417	—	US$ 3,381	US$ 3,417	US$ (36)	—	—
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$ 3,705	—	—	—	—	—	US$ 3,705
	Lilly Eli + Co.	Short-term investment	—	—	—	—	—	US$ 3,750	—	—	—	—	—	US$ 3,750
	Merrill Lynch + Co Inc.	Short-term investment	—	—	—	—	—	US$ 3,497	—	US$ 3,498	US$ 3,497	US$ 1	—	—
	Merrill Lynch + Co Inc.	Short-term investment	—	—	—	—	—	US$ 3,486	—	—	—	—	—	US$ 3,486
	Monumental Global Fdg II 2002A	Short-term investment	—	—	—	—	—	US$ 3,129	—	—	—	—	—	US$ 3,129
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—	—	US$ 5,741	—	—	—	—	—	US$ 5,741
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—	—	US$ 4,763	—	US$ 3,713	US$ 3,713	—	—	US$ 1,050
	Nationsbank Corp.	Short-term investment	—	—	—	—	—	US$ 3,644	—	—	—	—	—	US$ 3,644
	Nationwide Bldg Soc	Short-term investment	—	—	—	—	—	US$ 3,457	—	—	—	—	—	US$ 3,457
	Nationwide Life Global Mtn	Short-term investment	—	—	—	—	—	US$ 3,413	—	—	—	—	—	US$ 3,413
	Pepsico Inc. Mtn Book Entry	Short-term investment	—	—	—	—	—	US$ 3,818	—	—	—	—	—	US$ 3,818
	Popular North Amer Inc Mtn	Short-term investment	—	—	—	—	—	US$ 3,042	—	—	—	—	—	US$ 3,042
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$ 3,507	—	—	—	—	—	US$ 3,507
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$ 3,050	—	—	—	—	—	US$ 3,050
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	—	—	US$ 3,168	—	—	—	—	—	US$ 3,168
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	—	—	US$ 3,160	—	—	—	—	—	US$ 3,160
	SBC Communications Inc.	Short-term investment	—	—	—	—	—	US$ 3,681	—	—	—	—	—	US$ 3,681

(Continued)

					Beginning Balance		Acquisition			Disposal					Ending Balance
												Carrying	Gain (Loss)			Amount
					Shares/	Amount	Shares/	Amount		Shares/	Amount	Value	on Disposal		Shares/	(US$ in
	Marketable Securities	Financial Statement		Nature of	Units	(US$ in	Units	(US$ in		Units	(US$ in	(US$ in	(US$ in		Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)		(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)
	Shell Finance (UK) PLC	Short-term investment	—	—	—	$ —	—	US$	3,604	—	$ —	$ —		$—	—	US$	3,604
	TIAA Global Mkts Inc.	Short-term investment	—	—	—	—	—	US$	3,631	—	US$ 3,131	US$ 3,112	US$	19	—	US$	519
	Unitedhealth Group Inc.	Short-term investment	—	—	—	—	—	US$	3,119	—	—	—		—	—	US$	3,119
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$	3,177	—	US$ 3,135	US$ 3,177	US$	(42)	—	—
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$	3,172	—	US$ 3,175	US$ 3,172	US$	3	—	—
	Wachovia Corp.	Short-term investment	—	—	—	—	—	US$	3,720	—	—	—		—	—	US$	3,720
	Walmart Cda Venture Corp.	Short-term investment	—	—	—	—	—	US$	3,670	—	—	—		—	—	US$	3,670
	Washington Mut Fin Corp.	Short-term investment	—	—	—	—	—	US$	4,768	—	—	—		—	—	US$	4,768
	Washington Mut Inc.	Short-term investment	—	—	—	—	—	US$	4,735	—	—	—		—	—	US$	4,735
	Washington Post Co.	Short-term investment	—	—	—	—	—	US$	3,182	—	—	—		—	—	US$	3,182
	Wells Fargo + Co. New	Short-term investment	—	—	—	—	—	US$	3,697	—	—	—		—	—	US$	3,697
	China Steel Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		2,997,430	—	—	—		—	—		2,978,804
	Taiwan Power Company	Long-term investment	BNP and several financial institutions	—	—	—	—		950,646	—	—	—		—	—		915,276
	Nan Ya Plastics Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		408,538	—	—	—		—	—		407,526
	Formosa Plastics Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		406,245	—	—	—		—	—		405,485
	Formosa Petrochemical Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		202,980	—	—	—		—	—		202,595

	Agency bonds
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	6,096	—	—	—		—	—	US$	6,096
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,725	—	—	—		—	—	US$	4,725
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	3,558	—	—	—		—	—	US$	3,558
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	5,861	—	—	—		—	—	US$	5,861
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	3,393	—	—	—		—	—	US$	3,393
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	6,130	—	—	—		—	—	US$	6,130
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	—	—	—	US$	6,371	—	—	—		—	—	US$	6,371
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$	7,000	—	—	—		—	—	US$	7,000
	Fnma Pool 790828	Short-term investment	—	—	—	—	—	US$	5,014	—	—	—		—	—	US$	5,014
	Gnma II Pool 081153	Short-term investment	—	—	—	—	—	US$	3,817	—	—	—		—	—	US$	3,817
	Gnma II Pool Tba Nov 30 Arms	Short-term investment	—	—	—	—	—	US$	4,829	—	US$ 4,829	US$ 4,829		—	—	—
	Government Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,473	—	—	—		—	—	US$	4,473
	Federal Hm Ln PC	Short-term investment	—	—	—	—	—	US$	3,466	—	—	—		—	—	US$	3,466
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	5,210	—	US$ 4,153	US$ 4,168	US$	(15)	—	US$	1,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,927	—	—	—		—	—	US$	4,927
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	14,938	—	US$ 6,980	US$ 6,976	US$	4	—	US$	7,962
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,014	—	—	—		—	—	US$	7,014
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,936	—	—	—		—	—	US$	4,936
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	9,956	—	US$ 9,967	US$ 9,956	US$	11	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	5,264	—	US$ 5,286	US$ 5,264	US$	22	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,948	—	—	—		—	—	US$	4,948
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,018	—	—	—		—	—	US$	7,018
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	9,993	—	US$ 5,000	US$ 4,997	US$	3	—	US$	4,996
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,042	—	—	—		—	—	US$	7,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	6,098	—	—	—		—	—	US$	6,098
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,953	—	—	—		—	—	US$	13,953
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,983	—	—	—		—	—	US$	13,983
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,981	—	—	—		—	—	US$	13,981
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	6,978	—	—	—		—	—	US$	6,978
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	3,388	—	—	—		—	—	US$	3,388
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,907	—	US$ 4,981	US$ 4,907	US$	74	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,953	—	—	—		—	—	US$	4,953
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	9,997	—	—	—		—	—	US$	9,997
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	9,971	—	US$ 9,942	US$ 9,971	US$	(29)	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	11,984	—	US$10,965	US$10,986	US$	(21)	—	US$	998
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,933	—	—	—		—	—	US$	4,933
	Federal Home Ln Mtg Corp. Mtn	Short-term investment	—	—	—	—	—	US$	4,930	—	—	—		—	—	US$	4,930
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,903	—	—	—		—	—	US$	4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	11,036	—	US$ 10,997	US$ 11,036	US$	(39)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	10,496	—	US$ 10,430	US$ 10,496	US$	(66)	—	—

(Continued)

					Beginning Balance		Acquisition		Disposal					Ending Balance
											Carrying	Gain (Loss)			Amount
					Shares/	Amount	Shares/	Amount	Shares/	Amount	Value	on Disposal		Shares/	(US$ in
	Marketable Securities	Financial Statement		Nature of	Units	(US$ in	Units	(US$ in	Units	(US$ in	(US$ in	(US$ in		Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)
	Federal Natl Mtg Assn	Short-term investment	—	—	—	$ —	—	US$ 5,270	—	$ —	$ —	$		—	US$ 5,270
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 4,982	—	US$ 4,983	US$ 4,982	US$	1	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 6,940	—	—				—	US$ 6,940
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 4,867	—	US$ 4,938	US$ 4,867	US$	71	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 6,903	—	—	—		—	—	US$ 6,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 4,981	—	—	—		—	—	US$ 4,981
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 6,997	—	—	—		—	—	US$ 6,997
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$ 4,993	—	US$ 4,993	US$ 4,993		—	—	—
	Federal Natl Mtg Assn Disc Nts	Short-term investment	—	—	—	—	—	US$ 5,000	—	—	—		—	—	US$ 5,000
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$ 15,787	—	—	—		—	—	US$ 15,787
	Freddie Mac	Short-term investment	—	—	—	—	—	US$ 4,929	—	—	—		—	—	US$ 4,929
	Student Ln Marketing Assn	Short-term investment	—	—	—	—	—	US$ 16,000	—	US$ 16,000	US$ 16,000		—	—	—

Corporate issued asset-backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	—	—	US$ 4,955	—	—	—		—	—	US$ 4,955
	American Express Cr Account MA	Short-term investment	—	—	—	—	—	US$ 3,445	—	—	—		—	—	US$ 3,445
	Americredit Automobile Receivb	Short-term investment	—	—	—	—	—	US$ 4,949	—	—	—		—	—	US$ 4,949
	Banc Amer Coml Mtg Inc.	Short-term investment	—	—	—	—	—	US$ 5,503	—	—	—		—	—	US$ 5,503
	Banc Amer Mtg Secs Inc.	Short-term investment	—	—	—	—	—	US$ 4,030	—	—	—		—	—	US$ 4,030
	Bank Of Amer Lease Equip Tr	Short-term investment	—	—	—	—	—	US$ 4,023	—	—	—		—	—	US$ 4,023
	BMW Veh Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,978	—	—	—		—	—	US$ 4,978
	California Infr + Economic Dev	Short-term investment	—	—	—	—	—	US$ 4,298	—	—	—		—	—	US$ 4,298
	California Infras + Economic	Short-term investment	—	—	—	—	—	US$ 8,383	—	—	—		—	—	US$ 8,383
	California Infrastructure Dev	Short-term investment	—	—	—	—	—	US$ 7,419	—	—	—		—	—	US$ 7,419
	Capital Auto Receivables Asset	Short-term investment	—	—	—	—	—	US$ 4,627	—	—	—		—	—	US$ 4,627
	Capital One Master Tr	Short-term investment	—	—	—	—	—	US$ 3,093	—	US$ 3,072	US$ 3,093	US$	(21)	—	—
	Capital One Multi Asset Execut	Short-term investment	—	—	—	—	—	US$ 4,957	—	—	—		—	—	US$ 4,957
	Capital One Secd Nt Tr	Short-term investment	—	—	—	—	—	US$ 5,032	—	US$ 5,000	US$ 5,032	US$	(32)	—	—
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—	—	US$ 10,008	—	—	—		—	—	US$ 10,008
	Centex Home Equity Ln Tr	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Cit Equip Coll Tr	Short-term investment	—	—	—	—	—	US$ 4,999	—	—	—		—	—	US$ 4,999
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—	—	US$ 4,959	—	—	—		—	—	US$ 4,959
	CHN Equip Tr	Short-term investment	—	—	—	—	—	US$ 5,000	—	—	—		—	—	US$ 5,000
	Comm 2004 Htl 1	Short-term investment	—	—	—	—	—	US$ 4,600	—	—	—		—	—	US$ 4,600
	Credit Suisse First Boston Mtg	Short-term investment	—	—	—	—	—	US$ 5,000	—	—	—		—	—	US$ 5,000
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$ 5,000	—	—	—		—	—	US$ 5,000
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	CWALT Inc.	Short-term investment	—	—	—	—	—	US$ 4,718	—	—	—		—	—	US$ 4,718
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$ 3,129	—	—	—		—	—	US$ 3,129
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$ 4,040	—	—	—		—	—	US$ 4,040
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$ 4,991	—	—	—		—	—	US$ 4,991
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$ 4,982	—	—	—		—	—	US$ 4,982
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$ 4,897	—	—	—		—	—	US$ 4,897
	First Union Lehman Bros Mtg Tr	Short-term investment	—	—	—	—	—	US$ 4,177	—	—	—		—	—	US$ 4,177
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	—	—	US$ 5,011	—	—	—		—	—	US$ 5,011
	Ford Cr Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 10,999	—	—	—		—	—	US$ 10,999
	GE Cap Cr Card Master Nt Tr	Short-term investment	—	—	—	—	—	US$ 4,000		US$ 4,003	US$ 4,000	US$	3	—	—
	Granite Mtgs PLC	Short-term investment	—	—	—	—	—	US$ 5,000	—	—	—		—	—	US$ 5,000
	GS Mtg Secs Corp.	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$ 5,999	—	—	—		—	—	US$ 5,999
	Holmes Fing No 8 PLC	Short-term investment	—	—	—	—	—	US$ 5,001	—	—	—		—	—	US$ 5,001
	Honda Auto Receivables	Short-term investment	—	—	—	—	—	US$ 5,000	—	—	—		—	—	US$ 5,000
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Impac Secd Assets Corp.	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	Monumentl Global Fdg II	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Navistar Finl 2003 A Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,928	—	—	—		—	—	US$ 4,928
	Nissan Auto Receivables	Short-term investment	—	—	—	—	—	US$ 7,000	—	—	—		—	—	US$ 7,000

(Continued)

					Beginning Balance		Acquisition		Disposal					Ending Balance
											Carrying	Gain (Loss)			Amount
					Shares/	Amount	Shares/	Amount	Shares/	Amount	Value	on Disposal		Shares/	(US$ in
	Marketable Securities	Financial Statement		Nature of	Units	(US$ in	Units	(US$ in	Units	(US$ in	(US$ in	(US$ in		Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)	(Thousand)	Thousand)	Thousand)	Thousand)		(Thousand)	(Note 1)
	Nissan Auto Receivables Owner Tr	Short-term investment	—	—	—	$ —	—	US$ 4,999	—	$ —	$ —		$—	—	US$ 4,999
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	—	—	US$ 4,853	—	—	—		—	—	US$ 4,853
	ONYX Accep Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,913	—	—	—		—	—	US$ 4,913
	Permanent Fing No 1 PLC	Short-term investment	—	—	—	—	—	US$ 5,102	—	US$ 5,036	US$ 5,102	US$	(66)	—	—
	Providian Gateway Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,204	—	—	—		—	—	US$ 4,204
	Providian Gateway Owner Tr	Short-term investment	—	—	—	—	—	US$ 3,992	—	—	—		—	—	US$ 3,992
	Reliant Energy Transition Bd	Short-term investment	—	—	—	—	—	US$ 5,185	—	—	—		—	—	US$ 5,185
	Residential Asset Mtg Prods	Short-term investment	—	—	—	—	—	US$ 3,766	—	—	—		—	—	US$ 3,766
	Residential Fdg Mtg Secs I Inc	Short-term investment	—	—	—	—	—	US$ 3,947	—	—	—		—	—	US$ 3,947
	Sequoia Mtg Tr	Short-term investment	—	—	—	—	—	US$ 3,500	—	—	—		—	—	US$ 3,500
	Structured Adj Rate Mtg Ln Tr	Short-term investment	—	—	—	—	—	US$ 3,058	—	—	—		—	—	US$ 3,058
	Toyota Auto Receivables 2003 B	Short-term investment	—	—	—	—	—	US$ 4,970	—	—	—		—	—	US$ 4,970
	Triad Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 5,042	—	—	—		—	—	US$ 5,042
	TXU Elec Delivery Transition	Short-term investment	—	—	—	—	—	US$ 8,009	—	—	—		—	—	US$ 8,009
	USAA Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 6,000	—	—	—		—	—	US$ 6,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,999	—	—	—		—	—	US$ 4,999
	WFS Financial Owner Trust	Short-term investment	—	—	—	—	—	US$ 5,008	—	—	—		—	—	US$ 5,008
	WFS Finl 2002 4 Owner Tr	Short-term investment	—	—	—	—	—	US$ 3,904	—	—	—		—	—	US$ 3,904
	WFS Finl 2004 2 Owner Tr	Short-term investment	—	—	—	—	—	US$ 4,994	—	—	—		—	—	US$ 4,994
	WFS Finl 2004 4 Owner Tr	Short-term investment	—	—	—	—	—	US$ 5,399	—	—	—		—	—	US 5,399
	Whole Auto Ln Tr	Short-term investment	—	—	—	—	—	US$ 5,967	—	—	—		—	—	US$ 5,967
	Whole Auto Ln Tr	Short-term investment	—	—	—	—	—	US$ 4,000	—	—	—		—	—	US$ 4,000
	World Omni Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 5,963	—	—	—		—	—	US$ 5,963
	World Omni Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$ 5,000	—	US$ 4,986	US$ 5,000	US$	(14)	—	—

	Money market funds	Short-term investment	—	—	—	—	—	US$ 21,114	—	—	—		—	—	US$ 21,114
InveStar	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	947	US$ 121	—	—	1,595	US$ 6,783	US$ 184	US$	6,598	682	US$ 67
	Atheros Communication, Inc.	Short-term investment	—	—	1,205	US$ 3,593	—	—	1,205	US$ 8,972	US$ 3,593	US$	5,379	—	—
	Monolithic Power Systems, Inc.	Short-term investment	—	—	2,521	US$ 2,000	—	—	546	US$ 4,318	US$ 433	US$	3,885	1,975	US$ 1,567

InveStar II	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	465	US$ 346	—	—	768	US$ 3,394	US$ 519	US$	2,875	321	US$ 184

Note:	The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and the bond premium or discount amortization amount.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of
Company Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Other Terms
The Company	Fab. 12	April 21, 2004	$1,484,370	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	April 21, 2004	420,168	By the construction progress	CHRIST AG	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	April 22, 2004	224,800	By the construction progress	Allis Electric Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	340,307	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	116,181	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	133,092	By the construction progress	BOC EDWARDS, CMS	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 17, 2004	165,208	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 2, 2004	225,744	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 8, 2004	100,767	By the construction progress	Kanto Chemical Co., Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 8, 2004	466,833	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 3, 2004	300,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	122,969	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	185,984	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	182,060	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	October 15, 2004	105,299	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable
			Transaction Details				Abnormal Transaction		or Receivable
			Purchase/		% to					% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	Total	Note
The Company	TSMC — North America	Subsidiary	Sales	$142,271,732	55	Net 30 days after invoice date	None	None	$15,526,964	47
	Philips and its affiliates	Major shareholder	Sales	5,463,565	2	Net 30 days after monthly closing	None	None	581,487	2
	GUC	Investee	Sales	371,546	-	Net 30 days after monthly closing	None	None	56,436	—
	WaferTech	Subsidiary	Purchases	15,203,047	34	Net 30 days after monthly closing	None	None	(913,107)	9
	VIS	Investee	Purchases	9,169,602	13	Net 30 days after monthly closing	None	None	(1,533,938)	16
	SSMC	Investee	Purchases	5,869,123	21	Net 30 days after monthly closing	None	None	(207,794)	2

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amount
							Received in	Allowance
					Overdue		Subsequent	for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts
The Company	TSMC — North America	Subsidiary	$15,526,964	38 days	$5,044,202	—	$6,013,414	$ —
	TSMC — Shanghai	Subsidiary	1,473,365	(Note)	145,146	Accelerate demand on account receivables	—	—
	Philips and its affiliates	Major shareholder	581,487	49 days	7,136	—	13,726	—

Note:	The ending balance is generated mainly from the sales of machinery, so it is not applicable for the calculation of the turnover rate.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES
SIGNIFICANT INFLUENCE
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of December 31, 2004
							Percentage	Carrying	Net Income	Investment
				December 31,	December 31,	Shares	of	Value	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2004	2003	(Thousand)	Ownership	(Note 1)	Investee	(Note 2)	Note
The Company	TSMC — North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	$333,178	$333,178	11,000	100	$502,242	$120,587	$112,543	Subsidiary
	TSMC — Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	25,439	262	262	Subsidiary
	TSMC — Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	102,572	2,919	2,919	Subsidiary
	TSMC — Shanghai	Shanghai, China	Manufacturing and marketing of integrated circuits and semiconductor devices	9,187,962	1,890,952	—	100	8,113,511	(727,036)	(727,036)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	409,532	28	5,401,982	4,706,668	1,329,555	Investee
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	23,778,997	2,598,162	2,598,162	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	50,570	21,359	(664)	Investee
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	49,823	21,887	(491)	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,908,356	43,117	43,117	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,290,888	2,288,786	732,418	Investee
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,447,957	1,179,690	—	99	823,232	(97,767)	(97,278)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	39,040	47	391,626	30,424	23,279	Investee
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	59,116	35,540	8,885	Investee
	VTAF II	Cayman Islands	Investing in new start-up technology companies	332,412	—	—	98	329,968	18,373	14,648	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	The gains or losses on disposal of the stocks held by subsidiaries (treated as treasury stocks) and the paid-in capital from cash dividend distributed by parent company are excluded.

TABLE 9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of				Accumulated
		Total		Investment			Investment				Inward
		Amount		from Taiwan			from Taiwan			Carrying	Remittance
		of Paid-in		as of	Investment Flows		as of			Value	of Earnings
		Capital		January 1,	Outflow		December 31,	Percentage of	Investment	as of	as of
	Main Businesses and	(RMB in	Investment	2004 (US$ in	(US$ in		2004 (US$ in	Ownership in	Gain (Loss)	December 31,	December 31,
Investee Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2004	2004
TSMC (Shanghai) Company Limited	Manufacturing and marketing of integrated circuits and semiconductor devices	$9,187,962 (RMB2,284,355)	(Note 1)	$1,890,952 (US$56,000)	$7,297,010 (US$220,000)	$ —	$9,187,962 (US$276,000)	100%	$(727,036)	$8,113,511	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2004	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$9,187,962	$11,841,207	$11,841,207
(US$276,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investment in TSMC (Shanghai) US$276,000 thousand.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Ltd. and Affiliates

Combined Financial Statements for the
Year Ended December 31, 2004 and
Independent Accountants’ Review Report

REPRESENTATION LETTER

The combined balance sheet as of December 31, 2004 and the combined statement of income for the year ended December 31, 2004 of Taiwan Semiconductor Manufacturing Company Ltd. and affiliates were prepared in conformity with the Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, relevant regulations and accounting principles generally accepted in the Republic of China.

No misrepresentations were made and no important matters were concealed in the preparation of the combined financial statements of Taiwan Semiconductor Manufacturing Company Ltd.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

By

/s/ Morris Chang

MORRIS CHANG
Chairman

January 13, 2005 (January 30, 2005 as to Note 23o)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the combined balance sheet as of December 31, 2004 and the related combined statement of income for the year then ended of Taiwan Semiconductor Manufacturing Company Ltd. and affiliates. Our review was made in accordance with the Guidelines for the Review of Combined Financial Statements of Affiliates. It is substantially less in scope than an examination in accordance with auditing standards generally accepted in the Republic of China (R.O.C.), the objective of which is the expression of an opinion regarding the combined balance sheet and the combined statement of income taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the combined balance sheet and the combined statement of income referred to above in order for them to be in conformity with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” in the R.O.C., and the R.O.C. regulations governing the preparation of financial statements of public company and generally accepted accounting principles in the R.O.C.

January 13, 2005 (January 30, 2005 as to Note 23o)

Notice to Readers

The accompanying combined financial statements are intended only to present the combined financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such combined financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying combined financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and combined financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

COMBINED BALANCE SHEET
DECEMBER 31, 2004
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

ASSETS	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 4 and 5)	$74,531,410	15
Short-term investments, net (Notes 2 and 5)	54,303,642	11
Receivables from related parties (Note 21)	1,077,818	—
Notes receivable	14,746	—
Accounts receivable	31,274,596	6
Allowance for doubtful receivables (Note 2)	(986,360)	—
Allowance for sales returns and others (Note 2)	(3,342,450)	(1)
Other receivables from related parties (Note 21)	111,300	—
Other financial assets (Notes 2 and 24)	2,229,551	1
Inventories, net (Notes 2 and 6)	15,649,596	3
Deferred income tax assets, net (Notes 2 and 15)	8,917,986	2
Prepaid expenses and other current assets (Note 2)	1,751,699	—

Total current assets	185,533,534	37

LONG-TERM INVESTMENTS (Notes 2, 7, 19 and 24)
Equity method	8,692,870	2
Cost method	3,266,330	1
Long-term bonds	15,170,167	3
Other investments	10,521,740	2

Total long-term investments	37,651,107	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8, 11 and 21)
Cost
Land and land improvements	803,508	—
Buildings	98,086,317	20
Machinery and equipment	433,168,964	86
Office equipment	8,551,372	2
Leased assets	566,243	—
Other equipment	152,133	—

Total cost	541,328,537	108
Accumulated depreciation	(331,323,140)	(66)
Advance payments and construction in progress	49,247,068	10

Net property, plant and equipment	259,252,465	52

GOODWILL (Note 2)	7,088,864	1

OTHER ASSETS
Deferred charges, net (Notes 2, 9 and 23)	9,218,900	2
Deferred income tax assets, net (Notes 2 and 15)	1,649,979	—
Refundable deposits	106,952	—
Others (Note 8)	175,830	—

Total other assets	11,151,661	2

TOTAL	$500,677,631	100

LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%
CURRENT LIABILITIES
Short-term bank loans (Note 10)	$383,004	—
Payables to related parties (Note 21)	2,241,748	—
Accounts payable	7,583,723	2
Payables to contractors and equipment suppliers	33,437,308	7
Accrued expenses and other current liabilities (Notes 2, 13 and 23)	10,325,040	2
Current portion of long-term liabilities (Notes 11 and 12)	10,505,489	2

Total current liabilities	64,476,312	13

LONG-TERM LIABILITIES
Long-term bank loans (Note 11)	1,926,735	—
Bonds payables (Note 12)	19,500,000	4
Other long-term payables (Note 13)	7,964,975	2
Other payables to related parties (Notes 21 and 23)	2,317,972	—
Liability under capital lease (Notes 2 and 8)	566,243	—

Total long-term liabilities	32,275,925	6

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 14)	3,113,552	1
Guarantee deposits (Note 23)	412,881	—
Others	714,949	—

Total other liabilities	4,241,382	1

MINORITY INTEREST IN AFFILIATES (Note 2)	718,713	—

Total liabilities	101,712,332	20

SHAREHOLDERS’ EQUITY (Notes 2 and 17)
Capital stock — $10 par value
Authorized: 24,600,000 thousand shares
Issued: 23,251,964 thousand shares	232,519,637	46
Capital surplus	56,537,259	11
Retained earnings:
Appropriated as legal reserve	25,528,007	5
Unappropriated earnings	88,202,009	18
Cumulative translation adjustments (Note 2)	(2,226,427)	—
Treasury stock (at cost) — 45,521 thousand shares (Notes 2 and 19)	(1,595,186)	—

Total shareholders’ equity	398,965,299	80

TOTAL	$500,677,631	100

The accompanying notes are an integral part of the combined financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
(In Thousands of New Taiwan Dollars, Except Combined Earnings Per Share)
(Reviewed, Not Audited)

	Amount	%
GROSS SALES (Notes 2 and 21)	$264,348,362
SALES RETURNS AND ALLOWANCES (Note 2)	(4,737,127)

NET SALES (Note 25)	259,611,235	100
COST OF SALES (Notes 16 and 21)	143,375,116	55

GROSS PROFIT	116,236,119	45

OPERATING EXPENSES (Notes 16, 21 and 25)
Research and development	12,703,145	5
General and administrative	11,542,135	5
Marketing	3,403,503	1

Total operating expenses	27,648,783	11

INCOME FROM OPERATIONS	88,587,336	34

NON-OPERATING INCOME AND GAINS (Note 25)
Investment income recognized by equity method, net (Notes 2 and 7)	2,061,973	1
Interest (Notes 2 and 24)	1,860,614	1
Gain on sales of investments, net (Note 2)	922,650	—
Technical service income (Notes 21 and 23)	423,804	—
Gain on disposal of property, plant and equipment (Note 2)	247,021	—
Other (Note 21)	527,952	—

Total non-operating income and gains	6,044,014	2

NON-OPERATING EXPENSES AND LOSSES (Note 25)
Interest (Notes 2, 8 and 24)	1,528,908	1
Foreign exchange loss, net (Notes 2 and 24)	390,858	—
Loss on impairment of long-term investments (Note 2)	350,608	—
Loss on disposal of property, plant and equipment (Note 2)	131,779	—
Unrealized valuation loss of short-term investments (Note 2)	75,708	—
Other	134,247	—

Total non-operating expenses and losses	2,612,108	1

(Continued)

	Amount	%
INCOME BEFORE INCOME TAX AND MINORITY INTEREST (Note 25)	$92,019,242	35
INCOME TAX BENEFIT (Notes 2 and 15)	352,453	—

INCOME BEFORE MINORITY INTEREST	92,371,695	35
MINORITY INTEREST IN INCOME OF AFFILIATES (Notes 2 and 25)	(55,580)	—

COMBINED NET INCOME	$92,316,115	35

	Income Before
	Income Tax and	Combined
	Minority	Net
	Interest	Income
COMBINED EARNINGS PER SHARE (NT$, Note 20)
Basic earnings per share	$3.96	$3.97

Diluted earnings per share	$3.96	$3.97

(Concluded)

     The accompanying notes are an integral part of the combined financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries: TSMC International Investment Ltd. (TSMC International), TSMC North America (TSMC — North America), Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC — Europe), TSMC Japan K. K. (TSMC — Japan), TSMC (Shanghai) Company Limited (TSMC — Shanghai) and TSMC Partners, Ltd. (TSMC Partners). In addition, TSMC has the following consolidating subsidiaries: a 99.5% owned subsidiary, Emerging Alliance Fund, L.P. (Emerging Alliance) , a 98% owned subsidiary, VentureTech Alliance Fund II, L.P. (VTAF II) and two 36% owned affiliates — Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries — TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97% owned subsidiaries — InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.996% owned subsidiary, WaferTech, LLC (WaferTech). TSMC has two affiliates over which TSMC exercises significant influence: a 47% owned affiliate, Global UniChip Corporation (GUC), and a 25% owned affiliate, VisEra Technologies Co., Ltd. (VisEra). GUC has a wholly-owned subsidiary, Global Unichip Corp. — NA (GUC — NA).

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its affiliates as of December 31, 2004:

TSMC — North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC — Europe and TSMC — Japan are engaged mainly in marketing activities. TSMC Technology is engaged mainly in engineering support activities. TSMC — Shanghai is engaged in the manufacturing and marketing of integrated circuits and other semiconductor devices. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC International is engaged in providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. Emerging Alliance, VTAF II, InveStar and InveStar II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in the researching, developing, manufacturing, testing and marketing of integrated circuits. VisEra is engaged in the manufacturing, material wholesaling and retailing of electronic spare parts. GUC — NA is engaged in providing consulting services for products in the North America region.

2.	SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements are presented in conformity with Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises in the R.O.C. and regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the R.O.C.

For the convenience of readers, the accompanying combined financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Combination

All significant intercompany balances and transactions have been eliminated in the combined financial statements. The combined financial statements include, as of and for the year ended December 31, 2004, the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of GUC, GUC — NA and VisEra that TSMC exercises significant influence on. TSMC and the foregoing affiliates are hereinafter referred to collectively as the “Company”.

Minority interests in the aforementioned affiliates are presented separately in the combined financial statements.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned regulations and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of corporate bonds, asset-backed securities, bond and stock funds, agency bonds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value.

The cost of funds and listed stocks sold are accounted for using the weighted-average method; whereas the other securities are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the year. The others are determined using the average of bid and ask prices as of the balance sheet date.

Cash dividends are recorded as investment income in the current year.

Allowance for Doubtful Receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance have occurred or services provided, if applicable, a fixed or determinable price and the collectibility is reasonably assured. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded using the weighted-average cost method, or recorded at standard cost and adjusted to the approximate weighted-average cost at the end of the year. Market value represents net replacement cost for raw materials, supplies and spare parts. Market value represents net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventory on hand and writes off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less, and the estimated losses on scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized in the “investment income/loss recognized by equity method, net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net equity is amortized using the straight-line method over five years and is recorded in the “investment income/loss recognized by equity method, net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions in the carrying amount of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying amounts of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net assets value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.

When investments in publicly-traded stocks are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount, and the market value becomes the new basis.

If an investee company recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through transactions with third parties. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties.

Gains or losses on sales from investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others, Leased Assets and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 50 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; leased assets — 20 years and other equipment — 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating income or expenses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract, software and system design costs and other charges — 2 or 5 years.

Pension Costs

Net periodic pension costs are recorded based on actuarial calculations. The unrecognized net gains or losses and unrecognized net transition obligation are amortized over 25 years or over the remaining service period of the employees.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes on unappropriated earnings (excluding earnings from foreign combined affiliates) of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When the Company repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock as a reduction to shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus-additional paid-in capital are reversed in proportionate to the equity percentage of the retirement. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock.

Foreign-currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange of the contract date. The differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each year, the receivables or payables arising from forward contracts are restated using the prevailing spot rates at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to the forward contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into cross-currency swap contracts to manage currencies exposures on foreign currency denominated assets and liabilities. The principal amount is recorded using the spot rates at the contract date. The differences in the New Taiwan dollar amounts translated using the spot rates and the amounts translated using the contracted rates on the contract date are amortized over the terms of the contracts using the straight-line method. At the end of each year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing spot rate with the resulting differences charged to income. In addition, the receivables and payables related to the contracts are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense associated with the hedged items.

Translation of Foreign-currency Financial Statements

R.O.C. SFAS No. 14, “Accounting for Foreign-currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

3.	SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with affiliates that have been eliminated upon combination are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payables to related parties	$913,107	WaferTech
		23,091	TSMC — Europe
		21,978	TSMC — Japan
		12,591	TSMC — Shanghai
		8,027	TSMC Technology
		6,589	GUC
		1,881	TSMC — North America
	Deferred credits — gain on intercompany	682,530	TSMC — Shanghai
	Receivables from related parties	15,526,964	TSMC — North America
		56,436	GUC
		4,285	WaferTech
		458	TSMC — Shanghai
	Other receivables from related parties	1,472,880	TSMC — Shanghai
		30,278	VisEra
		2,881	TSMC Technology
	Sales	142,271,732	TSMC — North America
		371,546	GUC
		6,535	WaferTech
		811	TSMC — Shanghai
	Purchases	15,203,047	WaferTech
		12,752	TSMC — Shanghai
	Research and development expenses	11,688	GUC
	General and administrative expenses — rent	13,186	GUC
	Marketing expenses — commissions	253,341	TSMC — Japan
		202,678	TSMC — Europe

(Continued)

Company	Account	Amount	Transaction Entity
	Other non-operating income and gains	$28,917	VisEra
		3,267	WaferTech
TSMC International	Other receivables	1,915,020	TSMC Development
	Interest receivable	30,931	TSMC Development
	Deferred revenue	630,271	TSMC Technology
	Interest income	8,919	TSMC Technology
	Interest income	30,656	TSMC Development
TSMC Partners	Other receivables	9,795,268	TSMC International
	Other receivables	2,553,360	TSMC Development
	Interest receivable	41,242	TSMC Development
	Deferred revenue	8,631,210	TSMC International
	Interest income	40,875	TSMC Development
TSMC Technology	Accounts receivable	2,129	WaferTech
	Management service income	14,832	WaferTech
GUC	Accrued expenses	1,103	GUC — NA
	Operating expenses	8,680	GUC — NA
TSMC — North America	Accounts receivable	18,510	GUC
	Accounts receivable	99,262	VisEra

4.	CASH AND CASH EQUIVALENTS

2004
Cash and bank deposits	$54,838,044
Government bonds acquired under repurchase agreements	19,215,153
Corporate issued notes	478,213

$74,531,410

5.	SHORT-TERM INVESTMENTS

2004
Corporate bonds	$13,554,598
Corporate issued asset-backed securities	11,766,877
Bond and stock funds	10,858,945
Agency bonds	8,633,889
Government bonds	7,346,858
Money market funds	1,640,973
Government bonds acquired under repurchase agreements	249,449
Listed stocks	168,299
Commercial papers	95,666
Corporate issued notes	63,796

54,379,350
Allowance for valuation losses	(75,708)

$54,303,642

Market value	$55,186,236

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage investment portfolios for the Company. In accordance with the investment guidelines and terms in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2004, the Company had investment portfolios with these fund managers that aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as corporate bonds, asset-backed securities, agency bonds, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.

6.	INVENTORIES, NET

2004
Finished goods	$3,547,705
Work in process	11,509,775
Raw materials	993,151
Supplies and spare parts	1,176,735

17,227,366
Allowance for losses	(1,577,770)

$15,649,596

7.	LONG-TERM INVESTMENTS

	2004
		% of
	Carrying	Owner-
	Amount	Ship
Equity method
Vanguard International Semiconductor Corporation (VIS)	$5,401,982	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,290,888	32

	8,692,870

Cost method
Common stocks
Publicly traded stocks	71,832	—
Non-publicly traded stocks	1,226,499	—
Preferred stocks	1,677,865	—
Funds	290,134	—

	3,266,330

Long-term bonds
Government bonds	10,260,481	—
Corporate bonds
China Steel Corporation	2,978,804	—
Taiwan Power Company	915,276	—
Nan Ya Plastics Corporation	407,526	—
Formosa Plastics Corporation	405,485	—
Formosa Petrochemical Corporation	202,595	—

	15,170,167

Other investments	10,521,740	—

	$37,651,107

VIS reduced its capital on August 11, 2004 in order to decrease its accumulated deficit. The number of shares of VIS held by TSMC after the capital reduction declined from 787,016 thousand shares to 409,532 thousand shares. TSMC’s ownership percentage remained the same.

For the year ended December 31, 2004, net investment income recognized from the equity method investees was NT$2,061,973 thousand. The carrying amounts of investments accounted for under the equity method and the related investment income or losses were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

As of December 31, 2004, other investments consist of the following:

	Nominal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits

Domestic bank	$2,000,000	$2,007,681	2.05%-2.20%	July 2007 to August 2007
Foreign bank	2,138,340	2,152,394	1.44%-4.75%	June 2007 to August 2007

Callable range accrual deposits

Foreign bank	6,383,400	6,414,151	(See below)	September 2009
				to December 2009

	$10,521,740	$10,574,226

During the year ended December 31, 2004, the Company deposited funds into structured-time deposits with the following terms:

The interest rate of the step-up callable deposits is determined by the Company and the related banks.

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR rate plus an agreed upon rate ranging between 2.1% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR rate moves outside of the pre-defined range, the interest paid to the Company is at a minimum rate of 1.5%. Under the term of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

Deposits that reside in banks located in Hong Kong and Singapore amounted to NT$2,553,360 thousand and NT$638,340 thousand, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

2004
Land improvements	$172,484
Buildings	38,161,926
Machinery and equipment	287,229,318
Office equipment	5,685,185
Leased assets	33,115
Other equipment	41,112

$331,323,140

Information on the status of the expansion or construction plans of TSMC’s manufacturing facilities as of December 31, 2004 is as follows:

	Estimated	Accumulated	Expected Date of
Construction/Expansion Plan	Total Cost	Expenditures	Commencement
Fab 12 expansion	$58,744,200	$41,870,300	January 2005

Interest expense for the year ended December 31, 2004 was NT$1,807,242 thousand (before deducting capitalized amounts of NT$278,334 thousand in 2004). The interest rates used for purposes of calculating the capitalized amounts were 1.89% to 2.89% in 2004.

The Company entered into agreements to lease certain buildings that qualify as capital leases. The term of the lease is from December 2003 to December 2013. Certain buildings that are leased to others are accounted for as operating leases. The related carrying amount is recorded as in the “Other assets” account.

9.	DEFERRED CHARGES, NET

2004
Technology license fees	$6,642,884
Software and system design costs	2,251,709
Others	324,307

$9,218,900

10.	SHORT-TERM BANK LOANS

2004
Unsecured loan in U.S. dollars:
US$12,000 thousand, repayable by June 2006, annual interest at 2.80%	$383,004

11.	LONG-TERM BANK LOANS

2004
Unsecured loan:
US$60,000 thousand, repayable by December 2006, annual interest at 2.475%	$1,915,020
Science Park Administration (SPA) SOC loan, repayable by October 2008 in 20 equal payments, interest-free	10,443
SPA DSP loan, repayable by July 2007 in 20 equal payments, interest-free	6,761

1,932,224
Less — current portion	5,489

$1,926,735

As of December 31, 2004, all the assets of WaferTech with a carrying amount of approximately NT$15,955,936 thousand (US$499,920 thousand) were pledged for the credit line of the secured loan (no secured loan was outstanding as of December 31, 2004). WaferTech is required to maintain compliance with certain financial covenants defined in the agreement. As of December 31, 2004, WaferTech was in compliance with all such financial covenants. Under the unsecured loan agreement, the Company is required maintain compliance with certain financial covenants which, if violated, could result in payment of the obligation prior to the originally scheduled payment date. The Company was in compliance with the financial covenants as of December 31, 2004.

As of December 31, 2004, principal repayments under the Company’s long-term bank loans are as follows:

Year of Repayment	Amount
2005	$5,489
2006	1,920,509
2007	4,137
2008	2,089

$1,932,224

12.	BONDS PAYABLE

2004
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three equal payments, 2.6%, 2.75% and 3.00% interest, payable annually, respectively	15,000,000

$30,000,000

As of December 31, 2004, future principal repayments for the Company’s bonds are as follows:

Year of Repayment	Amount
2005	$10,500,000
2007	7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$30,000,000

13.	OTHER LONG-TERM PAYABLES

2004
Payables for acquisition of property, plant and equipment (Note 23k)	$6,030,007
Payables for royalties	3,440,313

9,470,320
Less — current portion	1,505,345

$7,964,975

TSMC entered into several license arrangements for certain semiconductor-related patents. Future minimum payments under the agreements as of December 31, 2004 are as follows:

Year	Amount
2005	$1,505,345
2006	466,786
2007	446,838
2008	255,336
2009 and thereafter	766,008

$3,440,313

The current portion of other long-term payables is recorded in the “accrued expenses and other current liabilities” account.

14.	PENSION PLAN

TSMC and GUC have defined benefit plans for all regular employees that provide benefits based on the employee’s length of service and average monthly salary and wages for the six-month period prior to retirement and one-month period prior to retirement, respectively.

TSMC and GUC contribute at an amount equal to 2% of salaries and wages paid each month to their respective pension funds (the Funds). The Funds are administered by their respective pension fund monitoring committees (the Committees) and deposited in the Committees’ name in the Central Trust of China.

Information on the pension plans is summarized as follows:

a.	Components of net periodic pension cost

2004
Service cost	$638,652
Interest cost	129,039
Projected return on plan assets	(42,071)
Amortization	8,829

Net periodic pension cost	$734,449

b.	Reconciliation of the funded status of the plans and accrued pension cost

2004
Benefit obligation
Vested benefit obligation	$69,424
Nonvested benefit obligation	2,711,898

Accumulated benefit obligation	2,781,322
Additional benefits based on future salaries	2,138,852

Projected benefit obligation	4,920,174
Fair value of plan assets	(1,455,148)

Funded status	3,465,026

(Continued)

		2004
	Unrecognized net transitional obligation	$(135,516)
	Unrecognized net loss	(216,469)

	Accrued pension cost	$3,113,041

	Vested benefit	$78,579

c.	Actuarial assumptions

	Discount rated used in determining present values	3.25%-3.50%
	Future salary increase rate	3.00%
	Expected rate of return on plan assets	2.50%-3.25%

d.	Contributions to the Funds	$228,523

e.	Payments from the Funds	$1,446

15.	INCOME TAX

a.	A reconciliation of income tax on income before income tax and minority interest at the statutory rate and income tax expense is as follows:

2004
Income tax based on income before income tax and minority interest at the statutory rate	$(24,704,552)
Tax-exempt income	14,712,500
Temporary and permanent differences	187,005

Current income tax on income before income tax credits	$(9,805,047)

b.	Income tax benefit consists of:

2004
Current income tax on income before income tax credits	$(9,805,047)
Additional 10% income tax on unappropriated earnings	(823,932)
Net operating loss carryforwards	769
Income tax credits	10,478,158
Other income tax	(555,794)
Net change in deferred income tax assets and liabilities
Net operating loss carryforwards	(1,656,944)
Investment tax credits	249,932
Temporary differences	1,132,188
Net change in valuation allowance of deferred income tax assets	1,333,217
Adjustment of prior years’ taxes	(94)

Income tax benefit	$352,453

(Continued)

c.	Deferred income tax assets (liabilities) consist of the following:

2004
Current
Investment tax credits	$8,867,307
Net operating loss carryforwards	12,134
Temporary differences	321,478
Valuation allowance	(282,933)

$8,917,986

Noncurrent
Net operating loss carryforwards	$6,773,516
Investment tax credits	17,136,517
Temporary differences	(7,757,244)
Valuation allowance	(14,502,810)

$1,649,979

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of the TSMC as of December 31, 2004 was zero.

The expected creditable ratio of TSMC for distribution of earnings of 2004 was zero.

The imputation credits allocated to the shareholders are based on the balance as of the date of dividend distribution. The expected creditable ratio for distribution of earnings of 2004 may be adjusted when the allocation of the imputation credits is made.

e.	TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2004, the Company’s investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading	Purchase of machinery and
Industries	equipment	$4,448,442	$—	2004
		3,819,937	116,189	2005
		4,886,611	4,886,611	2006
		4,140,462	4,140,462	2007
		6,309,182	6,309,182	2008

		$23,604,634	$15,452,444

Statute for Upgrading	Research and development
Industries	expenditures	$2,270,013	$—	2004
		3,165,378	3,165,378	2005
		3,363,356	3,363,356	2006
		2,015,531	2,015,531	2007
		1,885,311	1,885,311	2008

		$12,699,589	$10,429,576

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Items	Amounts	Amounts	Year
Statute for Upgrading	Personnel training	$48,659	$—	2004
Industries		29,448	29,448	2005
		27,358	27,358	2006
		26,962	26,962	2007

		$132,427	$83,768

Statute for Upgrading	Investments in important
Industries	technology-based enterprises	$38,036	$38,036	2005

As of December 31, 2004, the net operating loss carryforwards were generated from WaferTech, TSMC Development, TSMC Technology and GUC and will expire at various dates through 2024.

g.	The sales generated from the following expansion and construction of TSMC’s manufacturing plants are exempt from income tax:

Tax-Exemption Periods
Construction of Fab 6	2001 to 2004
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007

The tax authorities have examined income tax returns of TSMC through 2000. However, TSMC is contesting the assessment of the tax authority for 1992 and 1998. TSMC believes that any additional assessment will not have a material adverse effect on TSMC.

16.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	For the Year Ended December 31, 2004
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$10,730,104	$6,018,288	$16,748,392
Labor and health insurance	572,829	328,637	901,466
Pension	472,918	277,870	750,788
Other	431,082	537,129	968,211

	$12,206,933	$7,161,924	$19,368,857

Depreciation	$61,705,023	$2,598,009	$64,303,032

Amortization	$2,496,897	$3,111,875	$5,608,772

17.	SHAREHOLDERS’ EQUITY

TSMC has issued a total of 668,351 thousand ADSs which are traded on the NYSE as of December 31, 2004. The number of common shares represented by the ADSs is 3,341,754 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law of the R.O.C. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus arising from treasury stock transactions) may be appropriated as stock dividends restricted to a certain percentage based on shareholders’ ownership.

As of December 31, 2004, the capital surplus consisted of the following:

2004
From merger	$24,003,546
Additional paid-in capital	23,051,675
From long-term investments	121,354
From convertible bonds	9,360,424
Donations	55
Treasury stock	205

Total	$56,537,259

TSMC’s Articles of Incorporation, as revised on December 21, 2004, provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any cumulative deficit:

a.	10% legal reserve; until the amount of total legal reserve equals the TSMC’s paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonuses to employees at 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed by way of cash dividend or stock dividend at the discretion of TSMC. As the operation of TSMC is at a steady growth stage, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

Any appropriations of net income are recorded in the financial statements in the year of shareholder approval.

An appropriation for legal reserve is required until the reserve equals the aggregate par value of TSMC’s issued capital stock. The reserve can only be used to offset a deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of TSMC.

A special reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the R.O.C. Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance of the related account reverses.

The appropriation of the earnings of 2003 was approved in the shareholders’ meeting on May 11, 2004. The appropriations and dividend per share are as follows:

	Appropriation	Dividend Per
	of Earnings	Share (NT$)
Legal reserve	$4,725,870
Special reserve	(68,945)
Bonus paid to employees — in cash	681,628
Bonus paid to employees — in stock	2,726,514
Preferred stock dividend — in cash	184,493	$0.35
Common stock dividend — in cash	12,159,971	0.60
Common stock dividend — in stock	28,373,267	1.41
Remuneration to directors and supervisors — in cash	127,805

	$48,910,603

The amount of the above appropriation of earnings for 2003 is consistent with the resolution of the meeting of board of directors on February 17, 2004. However, the Company Law of the R.O.C. states TSMC, as a holder of treasury stock shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolution. If the above employee bonus paid in stock had been paid in cash and all of the bonus to employees and remuneration to directors and supervisors had been charged against income for 2003, the after income tax basic earnings per share for the year ended December 31, 2003 would have decreased from NT$2.33 to NT$2.15. The shares distributed as a bonus to employees represented 1.35% of TSMC’s total outstanding common shares as of December 31, 2003.

As of January 13, 2005, the board of directors of TSMC has not resolved the appropriation for earnings of 2004.

The above information about the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

18.	STOCK-BASED COMPENSATION PLANS

Stock Option Plans

TSMC’s Employee Stock Option Plans, the TSMC 2003 Plan and the TSMC 2002 Plan, were approved on October 29, 2003 and June 25, 2002, respectively. The maximum number of units authorized to be granted under the TSMC 2003 Plan and the TSMC 2002 Plan is 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the date of grant. Under the TSMC 2003 Plan and the TSMC 2002 Plan, units that were never granted, or had been granted and subsequently cancelled were expired as of December 31, 2004.

GUC’s Employee Stock Option Plans, the GUC 2003 Plan and the GUC 2002 Plan, were approved on January 23, 2003 and July 1, 2002, respectively. The maximum number of units authorized to be granted under the GUC 2003 Plan and the GUC 2002 Plan is 7,535 units and 5,000 units, respectively, with each unit representing one thousand common shares of stock. The option rights may be granted to qualified employees of GUC. The option rights of both plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the GUC 2002 Plan and the GUC 2003 Plan, units that were never granted, or had been granted and subsequently cancelled were expired as of December 31, 2004.

On August 16, 2004, GUC’s 2004 stock option plan (the GUC 2004 Plan) was approved by the Bureau of Monetary Affairs, Financial Supervisory Commission of the R.O.C. The maximum number of units authorized to be granted is 2,500 units, with each unit representing one thousand common shares of stock. The option rights may be granted to qualified employees of GUC and its subsidiary. The option rights of GUC 2004 plan are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date. As of December 31, 2004, no option rights under the GUC 2004 Plan have been granted.

On November 2, 2004, the board of directors of TSMC approved the 2004 stock option plan ( the TSMC 2004 Plan), in which the maximum number of units authorized to be granted is 11,000 thousand, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The option rights of the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plan, stock option rights are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the date of grant. The TSMC 2004 plan was approved by the Bureau of Monetary Affairs, Financial Supervisory Commission of the R.O.C. on January 6, 2005.

Information on TSMC’s outstanding stock options for the year ended December 31, 2004 is as follows:

	TSMC 2003 Plan		TSMC 2002 Plan
	Number of	Weighted-	Number of	Weighted-
	Outstanding	Average	Outstanding	Average
	Stock Option	Exercise	Stock Option	Exercise
	Rights	Price	Rights	Prices
	(in Thousands)	(NT$)	(in Thousands)	(NT$)
Beginning outstanding balance	842	57.8	48,515	42.7
Options granted	13,199	49.9	7,201	42.6
Options exercised	—	—	(87)	41.8
Options cancelled	(1,404)	50.9	(3,899)	44.2

Ending outstanding balance	12,637		51,730

The number of outstanding option rights and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the above plans.

Information on GUC’s outstanding stock options for the year ended December 31, 2004 is as follows:

	GUC 2003 Plan		GUC 2002 Plan
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Outstanding	Exercise	Outstanding	Exercise
	Stock Option	Price	Stock Option	Prices
	Rights	(NT$)	Rights	(NT$)
Beginning outstanding balance	2,058	10.5	5,000	10.5
Options granted	831	10.5	—	—

Ending outstanding balance	2,889		5,000

As of December 31, 2004, information on outstanding and exercisable option rights is as follows:

		Options Outstanding			Options Exercisable
			Weighted-
		Number of	Average	Weighted-	Number of	Weighted-
	Range of	Outstanding	Remaining	Average	Exercisable	Average
	Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
	Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
TSMC 2003 Plan	$43.8-$57.8	12,637	9.34	$50.3	—	$—
TSMC 2002 Plan	$32.8-$46.2	51,730	8.09	42.6	10,307	41.7

		64,367	8.33	44.1	10,307	41.7

		Options Outstanding			Options Exercisable
				Weighted-		Weighted-
	Range of	Number of	Remaining	Average	Number of	Average
	Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
	Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
GUC 2003 Plan	10.5	2,889	4.17-5.42	10.5	—	—
GUC 2002 Plan	10.5	5,000	3.58-4.17	10.5	4,238	10.5

		7,889	3.58-5.42	10.5	4,238	10.5

The compensation cost recognized by the Company for the year ended December 31, 2004 was zero. Had the Company used the fair value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company for the year ended December 31, 2004 would have been as follows:

Method:	Black-Scholes Model
Assumptions:
Expected dividend yield	0%-1.00%
Expected volatility	38.74%-46.15%
Risk free interest rate	2.56%-3.85%
Expected life	5-6 years
Net income:
Net income as reported	$92,316,115
Pro forma net income	92,256,103

NT$
Earnings per share (EPS) — after income tax:
Basic EPS as reported	3.97
Pro forma basic EPS	3.97
Diluted EPS as reported	3.97
Pro forma diluted EPS	3.97

The estimated weighted average fair value for the options granted of TSMC and GUC during the year ended December 31, 2004 was NT$19.73 and NT$4.42 per option, respectively.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. According to the 1997 amendment, the Board of Directors of WaferTech approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the WaferTech Plans) under which officers, key employees and non-employee directors may be granted stock option rights. The WaferTech Plans provide for 15,150 thousand option rights available for grant. For option rights granted to date, the option purchase price was equal to or exceeded the fair market value at the date of grant. The options will expire if not exercised at specified dates ranging from May 2006 and June 2011. In December 2000, WaferTech implemented a Stock Option Buyback Program (Buyback). The Buyback program provides employees with the right to sell back to WaferTech all vested stock options and outstanding ownership interests granted under the WaferTech Plans. As of December 31, 2004, the outstanding and exercisable stock options were 134 thousand and 133 thousand, respectively, and US$616 thousand was accrued in connection with the Buyback program.

Stock Appreciation Rights

In December 2000, WaferTech and TSMC — North America implemented a stock appreciation rights program (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through Stock Appreciation Rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech and TSMC — North America that is the excess of the market price of TSMC common stock on TSE on the date of exercise over the exercise price. As of December 31, 2004, WaferTech and TSMC — North America accrued US$381 thousand and US$1,360 thousand, respectively, in connection with the Appreciation. During 2002, benefits under the Appreciation plan for TSMC — North America were replaced by the TSMC stock option plans aforementioned.

19.	TREASURY STOCK (COMMON STOCK)

	(Shares in Thousand)
	Beginning	Increase/		Ending
Year ended December 31, 2004	Shares	Dividend	Decrease	Shares
Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	752	45,521
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,472	45,521

Proceeds from the sale of treasury stock for the year ended December 31, 2004 were NT$39,906 thousand. TSMC’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders. As of December 31, 2004, the book value of the treasury stock was NT$1,595,186 thousand; the market value was NT$2,241,009 thousand.

TSMC held a special meeting of the board of directors and approved a share buyback plan to repurchase TSMC’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. TSMC repurchased 124,720 thousand common shares for a total of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

20.	EARNINGS PER SHARE

EPS for the year ended December 31, 2004 is computed as follows:

	Amounts (Numerator)			EPS (NT$)
				Income
	Income		Number	Before
	Before Income		of	Income
	Tax and		Shares	Tax and	Combined
	Minority	Combined	(Denominator)	Minority	Net
	Interest	Net Income	(Thousand)	Interest	Income
Basic EPS
Income available to common shareholders	$92,019,242	$92,316,115	23,248,682	$3.96	$3.97

Effect of diluted securities
— stock options	—	—	6,404

Diluted earnings per share
Income available to common shareholders	$92,019,242	$92,316,115	23,255,086	$3.96	$3.97

21.	RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the combined financial statements, the following is a summary of significant related party transactions:

a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC is one of its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS
SSMC

d.	Omnivision International Holding, Ltd. (Omnivision), a shareholder holding a 25% ownership in VisEra

e.	Huawei Semiconductor (Shanghai) Co., Ltd. (Huawei), the president of which is the president of VisEra

	2004
For the year ended	Amount	%
Sales
Philips and its affiliates	$5,463,565	2
Omnivision	1,969,396	1
Other	87,453	—

	$7,520,414	3

Purchase
VIS	$9,169,602	21
SSMC	5,869,123	13
Huawei	195,965	—

	$15,234,690	34

Manufacturing expenses — technical assistance fees
Philips (see Note 23a)	$907,047	1

Proceeds from disposal of property, plant and equipment
VIS	$33,974	2

Non-operating income and gains
SSMC (primarily technical service income; see Note 23e)	$364,505	6
VIS (primarily technical service income; see Note 23j)	117,760	2

	$482,265	8

At end of the year
Receivables
Philips and its affiliates	$581,487	54
Omnivision	479,877	44
ITRI	16,454	2

	$1,077,818	100

Other Receivables
SSMC	$63,701	57
VIS	47,599	43

	$111,300	100

Payables
VIS	$1,533,938	69
Philips and its affiliates	469,494	21
SSMC	207,794	9
Huawei	30,522	1

	$2,241,748	100

Other long-term payables
Philips and its affiliates	$2,317,972	100

The terms of sales to related parties are not significantly different from those to third parties. For other related parties transactions, since there are no other similar transactions to follow, the prices are determined in accordance with the related contractual agreements.

22.	SIGNIFICANT LONG-TERM OPERATING LEASES

TSMC leases land from the SPA. These agreements expire on various dates from March 2008 to December 2020. The agreements can be renewed upon their expiration.

TSMC — North America leases its office premises and certain equipment under non-cancelable operating agreements. TSMC - Europe and TSMC — Japan entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. The agreements can be renewed upon their expiration.

GUC leases land from the SPA. The agreement will expire in December 2021. The agreement can be renewed upon their expiration.

As of December 31, 2004 future remaining lease payments are as follows:

Year	Amount
2005	$356,284
2006	355,013
2007	342,773
2008	327,588
2009	324,559
2010 and thereafter	1,537,325

$3,243,542

23.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2004 are as follows:

a.	On June 20, 2004, TSMC and Philips revised the Technical Cooperation Agreement, which was originally signed on May 12, 1997, with an effective date from January 1, 2004 for five years. Upon expiration, this amended Technical Cooperation Agreement will be terminated at the expiration date and will not be automatically renewed. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on fixed amounts mutually agreed-on, rather than under certain percentage of TSMC’s annual net sales. TSMC and Philips also agree to cross license the patents owned by each party. TSMC also obtained through Philips a number of patent cross licenses.

b.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2004, TSMC had a total of US$12,802 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2004, TSMC’s equity interest in SSMC was 32%. TSMC and Philips committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

i.	In December 2003, TSMC entered into a Technology Development and License Agreement with Motorola, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Motorola, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

j.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into in August 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prior as agreed by the parties.

k.	Under an agreement signed with a certain company, TSMC — Shanghai has the obligation to purchase certain assets within a specified period at the price agreed upon by both parties. TSMC — Shanghai will compensate the other party in case of a breach of the agreement.

l.	GUC entered into a research and development project (DSP core) with the SPA. In accordance with the contract, the SPA provided a NT$13,522 thousand grant (DSP grants) to GUC during the period of January 2000 to June 2001 for the development of new products. GUC should repay the loan after the accomplishment of the project. In addition, GUC should also pay the SPA a 2% royalty fee based on the sales of the developed products every three months for the subsequent three years, starting from the first date of the product sale. The total royalty should not exceed 60% of the DSP grants.

m.	GUC entered into a research and development project (Platform Development for System-On-a-Chip Integration, Verification and Testing) with the SPA. In accordance with the contract, the SPA provided a NT$13,923 thousand grant (SOC grants) to GUC during the period of April 2001 to September 2002 for the development of new products. GUC should repay the loan after the accomplishment of the project. In addition, GUC should also pay the SPA a 2% royalty fee based on the sales of the developed products every three months for the subsequent three years, starting from the first date of the product sale. The total royalty should not exceed the 60% of the SOC grants.

n.	Amounts available under unused letters of credit as of December 31, 2004 were NT$6,480 thousand, US$1,282 thousand and SG$85 thousand. Among the unused letters of credit, TSMC - North America has an outstanding irrevocable standby letter of credit for US$1,078 thousand. The standby letter of credit was entered into as security to the landlord of TSMC — North America’s office spaces in San Jose, California. The standby letter of credit will expire in October, 2005.

o.	The Company filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U.S. International Trade Commission against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple patents of the Company and misappropriated the Company’s trade secrets. These suits have been settled out of court on January 30, 2005. As part of the agreement, SMIC will pay TSMC US$175 million over six years to resolve the Company’s patent infringement and trade secret claims.

24.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions for the year ended December 31, 2004 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of December 31, 2004 are as follows:

Financial			Contract Amount
Instruments	Currency	Maturity Date	(in Thousands)
Sell	US$/NT$	January 2005 to March 2005	US$	733,000
Sell	US$/EUR	January 2005	US$	159,081

As of December 31, 2004, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate to approximately NT$392,534 thousand; payables from forward exchange contracts (included in the “other current liabilities” account) aggregate to approximately NT$559 thousand.

b)	Cross currency swaps

Outstanding cross currency swap contracts as of December 31, 2004 are as follows:

Range of
	Contract Amount	Range of	Interest Rate
Maturity Date	(in Thousands)	Interest Rate Paid	Received
January 2005 to June 2005	US$1,420,000	1.28%-2.72%	0.49%-1.17%

As of December 31, 2004, receivables from the cross currency swap contracts (included in the “other financial assets” account) were approximately NT$761,030 thousand.

Net exchange gain or loss arising from forward exchange contracts and cross currency swap contracts was recognized in the “foreign exchange loss, net” account and the difference in interest was recorded in interest income or expense.

c)	Interest rate swaps

Outstanding contracts as of December 31, 2004 were as follows:

Contract Date	Period	Contract Amount
September 2003	September 2003 to December 2005	$500,000
October 2003	October 2003 to December 2005	500,000
October 2003	October 2003 to December 2005	500,000
October 2003	October 2003 to December 2005	500,000
October 2003	October 2003 to December 2005	500,000
November 2003	November 2003 to December 2005	500,000

d)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of December 31, 2004, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts are as follows:

	Inflow		Outflow
Term	(In Thousands)		(In Thousands)
Within one year		$69,761,484	US$ 2,312,081
	EUR	118,500

The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2)	Fair values of financial instruments were as follows:

	2004
	Carrying
	Amount	Fair Value
Non-derivative financial instruments
Assets
Short-term investments, net	$54,303,642	$55,186,236
Long-term investments (securities with market price)	31,165,721	34,265,072
Liabilities
Bonds payable (including current portion)	30,000,000	30,607,341

Derivative financial instruments
Forward exchange contracts (sell)	391,975	317,090
Cross currency swap contracts	761,030	760,012
Interest rate swap contracts	4,361	(22,714)

The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates the carrying value.

Fair values of financial instruments were determined as follows:

a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	The fair value of bonds payable is the quoted market value.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.

k.	Information on investment in Mainland China

1)	The name of the investee company in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, ratio of ownership, equity in the net gain or net loss, ending balance, amount received as earnings distributions from the investment, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee company, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 21.

25.	SEGMENT FINANCIAL INFORMATION

a.	Geographic information for the year ended December 31, 2004:

			Adjustments
	Overseas	Taiwan	and Elimination	Combined
Sales to unaffiliated customers	$142,650,532	$116,960,703	$—	$259,611,235
Transfers between geographic areas	16,808,395	142,005,640	(158,814,035)	—

Total sales	$159,458,927	$258,966,343	$(158,814,035)	$259,611,235

Gross profit	$6,173,780	$110,588,670	$(526,331)	$116,236,119

Operating expenses				(27,648,783)
Non-operating income and gains				6,044,014
Non-operating expenses and losses				(2,612,108)

Income before income tax and minority interest				$92,019,242

Minority interest in income of affiliates				$55,580

(Continued)

			Adjustments
	Overseas	Taiwan	and Elimination	Combined
Identifiable assets	$89,451,648	$417,993,101	$(44,418,225)	$463,026,524

Long-term investments				37,651,107

Total assets				$500,677,631

b.	Gross export sales

The export sales information is determined based on billed regions. Gross export sales for the year ended December 31, 2004 were NT$95,066,154 thousand. There were no export sales to a region that accounted for more than 10% of the Company’s total sales.

c.	Major customer

The Company has no customer that accounts for more than 10% of its total sales in 2004.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Financing
				Maximum									Financing	Company's
				Balance									Limit	Financing
				for the	Ending				Reasons	Allowance			for	Amount
				Period	Balance		Type of		for	for			Each	Limits
	Financing		Financial Statement	(US$ in	(US$ in	Interest	Financing	Transaction	Short-term	Bad	Collateral		Borrowing	(US$ in
No.	Name	Counter-party	Account	Thousand)	Thousand)	Rate	(Note 1)	Amounts	Financing	Debt	Item	Value	Company	Thousand)
1	TSMC Inter- national	TSMC Development	Other receivables	$1,915,020 (US$60,000)	$1,915,020 (US$60,000)	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$31,532,982 (US$987,968) (Note 2)

		TSMC Technology	Other receivables	319,170 (US$10,000)	—	—	—	—	—	—	—	—

2	TSMC Partners	TSMC Development	Other receivables	2,553,360 (US$80,000)	2,553,360 (US$80,000)	1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)

Note 1:	The No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

								Ratio of Accumulated
		Counter-party		Limits on Each	Maximum		Value of	Amount of Collateral	Maximum
	Endorsement/		Nature of	Counter-party's	Balance		Collateral	to Net Equity of the	Collateral/Guarantee
	Guarantee		Relationship	Endorsement/	for the Year	Ending Balance	Property, Plant	Latest Financial	Amounts Allowable
No.	Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousand)	(US$ in Thousand)	and Equipment	Statement	(Note 1)

0	The Company	TSMC Development	3	Not exceed 10% of the net worth of the Company, and also limiting to the total capital issued of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$1,915,020 (US$ 60,000)	$1,915,020 (US$ 60,000)	$—	0.48%	$99,741,325
		TSMC— North America	2		1,276,680 (US$ 40,000)	1,276,680 (US$ 40,000)	—	0.32%
		WaferTech	3		14,043,480 (US$ 440,000)	—	—	—

Note 1:	25% of the net worth of the Company as of December 31, 2004.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

MARKETABLE SECURITIES HELD
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
The Company	Government bonds
	2003 Government Bond Series A	—	Short-term investment	—		$1,207,409	N/A		$1,202,028
	United States Treas NTS	—	Short-term investment	—	US$	192,357	N/A	US$	191,824
	2003 Government Bond Series I	—	Long-term investment	—		3,397,081	N/A		3,393,982
	2004 Government Bond Series A	—	Long-term investment	—		2,349,573	N/A		2,352,973
	2004 Government Bond Series E	—	Long-term investment	—		3,893,827	N/A		3,892,025
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		620,000

	Bonds under repurchase agreement	—	Short-term investment	—		249,449	N/A		251,593

	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	78,698		1,153,209	N/A		1,169,406
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		1,978,785
	JF Taiwan First Bond Fund	—	Short-term investment	84,886		1,151,463	N/A		1,162,632
	INVESCO R.O.C. Bond A Fund	—	Short-term investment	76,705		1,101,911	N/A		1,111,932
	Dresdner Bond DAM Fund	—	Short-term investment	80,833		900,000	N/A		910,904
	Barits Bond Fund	—	Short-term investment	76,640		900,000	N/A		907,765
	Shinkong Chi Shin Bond Fund	—	Short-term investment	151,594		2,100,000	N/A		2,115,554
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		201,183
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		602,703
	HSBC NTD Money Management Fund	—	Short-term investment	41,568		600,000	N/A		601,958

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,787		6,528	—		27,552
	TSMC International	Subsidiary	Long-term investment	987,968		23,778,997	100		23,778,997
	VIS	Investee	Long-term investment	409,532		5,401,982	28		8,493,692
	TSMC Partners	Subsidiary	Long-term investment	300		3,908,356	100		3,908,356
	SSMC	Investee	Long-term investment	382		3,290,888	32		3,290,888
	TSMC— North America	Subsidiary	Long-term investment	11,000		502,242	100		1,179,352	Treasury stock of NT$677,110 thousand is deducted from the carrying value.

	GUC	Investee	Long-term investment	39,040		391,626	47		418,272
	TSMC— Japan	Subsidiary	Long-term investment	6		102,572	100		102,572
	VisEra	Investee	Long-term investment	5,100		59,116	25		59,116
	TSMC— Europe	Subsidiary	Long-term investment	—		25,439	100		25,439
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		284,036
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		170,940

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	W.K. Technology Fund IV	—	Long-term investment	5,000		$50,000	2		$55,146
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		83,916	10		53,571
	Globaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,909

	Corporate bonds
	Taiwan Power Company	—	Short-term investment	—		2,777,798	N/A		2,749,413
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,709
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,587
	Ace Ltd	—	Short-term investment	—	US$	1,046	N/A	US$	1,042
	AIG Sunamerica Global Fing IX	—	Short-term investment	—	US$	1,032	N/A	US$	1,028
	Allstate Finl Global Fdg LLC	—	Short-term investment	—	US$	3,171	N/A	US$	3,096
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,503
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,765
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	3,087
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,042
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,803
	American Intl Group Inc. Mtnf	—	Short-term investment	—	US$	3,795	N/A	US$	3,795
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,991
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,978
	ANZ Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	1,001
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,509
	Bank New York Inc.	—	Short-term investment	—	US$	3,945	N/A	US$	3,943
	Bank Scotland Treas Svcs PLC	—	Short-term investment	—	US$	2,715	N/A	US$	2,717
	Bank Utd Houston TX Mtbn	—	Short-term investment	—	US$	580	N/A	US$	574
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,518	N/A	US$	3,493
	Bear Stearns Cos Inc. Medium Te	—	Short-term investment	—	US$	3,105	N/A	US$	3,105
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,494
	Bristol Myers Squibb Co.	—	Short-term investment	—	US$	3,819	N/A	US$	3,788
	British Telecommunications PLC	—	Short-term investment	—	US$	2,104	N/A	US$	2,091
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,079
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,613
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,195
	Citigroup Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	2,002
	Citigroup Inc.	—	Short-term investment	—	US$	1,033	N/A	US$	1,033
	Citigroup Inc.	—	Short-term investment	—	US$	3,583	N/A	US$	3,523
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,612
	Compaq Computer Corp.	—	Short-term investment	—	US$	3,719	N/A	US$	3,593
	Consolidated Edison Co. NY Inc.	—	Short-term investment	—	US$	3,687	N/A	US$	3,618
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,060
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,158	N/A	US$	2,151
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,157

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	2,645	N/A	US$	2,599
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	779
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,240
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	999
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	755
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	3,025
	Den Danske BK Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,166
	Deutsche Telkom Intl Fin BV	—	Short-term investment	—	US$	1,852	N/A	US$	1,838
	Diageo PLC	—	Short-term investment	—	US$	3,459	N/A	US$	3,477
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	911
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,236
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,466
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,986
	First Un Corp.	—	Short-term investment	—	US$	970	N/A	US$	965
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	493
	Fleet Finl Corp Inc. New	—	Short-term investment	—	US$	975	N/A	US$	962
	Ford Mtr Cr Co.	—	Short-term investment	—	US$	1,542	N/A	US$	1,535
	FPL Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	990
	FPL Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	846
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,467	N/A	US$	3,455
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	1,040	N/A	US$	1,040
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,886	N/A	US$	3,878
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,408
	Goldman Sachs Group Inc. Mtn	—	Short-term investment	—	US$	3,505	N/A	US$	3,494
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,599
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,100	N/A	US$	1,075
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	972
	GTE Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,109
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	986
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	765	N/A	US$	758
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	296
	Heller Finl Inc.	—	Short-term investment	—	US$	1,171	N/A	US$	1,163
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,606
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,305
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,218
	Household Fin Corp.	—	Short-term investment	—	US$	529	N/A	US$	522
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,985
	Household Fin Corp. Mtn Bk Ent	—	Short-term investment	—	US$	3,542	N/A	US$	3,510
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,134
	Huntington Natl Bk	—	Short-term investment	—	US$	3,003	N/A	US$	3,000
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,961
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,113
	ING Sec Life Ins Ingslf	—	Short-term investment	—	US$	3,012	N/A	US$	3,007
	Intl Bk For Recon + Dev	—	Short-term investment	—	US$	5,232	N/A	US$	5,102
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	1,043	N/A	US$	1,039
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,032
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	2,998	N/A	US$	2,988

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,629
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,502
	KFW Intl Fin Inc.	—	Short-term investment	—	US$	5,104	N/A	US$	5,027
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	765
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,036
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,162
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	3,705	N/A	US$	3,634
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	2,171	N/A	US$	2,154
	Lilly Eli + Co.	—	Short-term investment	—	US$	3,750	N/A	US$	3,749
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	518
	Merita Bk Ltd NY Brh	—	Short-term investment	—	US$	538	N/A	US$	533
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,481
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,910
	Monumental Global Fdg II	—	Short-term investment	—	US$	2,500	N/A	US$	2,501
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,516
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,034
	Morgan Stanley	—	Short-term investment	—	US$	2,136	N/A	US$	2,128
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	3,638	N/A	US$	3,628
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	1,050	N/A	US$	1,048
	National Westminster Bk PLC	—	Short-term investment	—	US$	1,433	N/A	US$	1,422
	Nationsbank Corp.	—	Short-term investment	—	US$	3,644	N/A	US$	3,549
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,477
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,469
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,817
	PNC Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,075
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	3,022
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,914
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,507	N/A	US$	3,503
	Pricoa Global Fdg I Mtn	—	Short-term investment	—	US$	3,050	N/A	US$	3,047
	Principal Life Global Fdg I Gl	—	Short-term investment	—	US$	3,168	N/A	US$	3,102
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,969
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,610
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,089
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	1,563	N/A	US$	1,547
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	564	N/A	US$	558
	Royal Bk Scotland Group PLC	—	Short-term investment	—	US$	369	N/A	US$	364
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	763
	Salomon Smith Barney Hldgs Inc.	—	Short-term investment	—	US$	3,160	N/A	US$	3,100
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,601
	SBC Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,617
	SBC Communications Inc.	—	Short-term investment	—	US$	2,251	N/A	US$	2,245
	Scotland Intl Fin B V 144A	—	Short-term investment	—	US$	1,533	N/A	US$	1,532
	Shell Finance (UK) PLC	—	Short-term investment	—	US$	3,604	N/A	US$	3,553
	SLM Corp.	—	Short-term investment	—	US$	500	N/A	US$	501
	SLM Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,985
	SP Powerassets Ltd Global	—	Short-term investment	—	US$	991	N/A	US$	992
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,060
	Swedbank Sparbanken Svenge AB	—	Short-term investment	—	US$	1,084	N/A	US$	1,067

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	TIAA Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	514
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,965
	Union Planters	—	Short-term investment	—	US$	2,755	N/A	US$	2,704
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,097
	US Bk Natl Assn Cincinnati OH	—	Short-term investment	—	US$	2,669	N/A	US$	2,687
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,838
	Vodafone Group PLC New	—	Short-term investment	—	US$	2,559	N/A	US$	2,561
	Wachovia Corp.	—	Short-term investment	—	US$	3,720	N/A	US$	3,600
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,602
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	4,768	N/A	US$	4,689
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,682
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,180
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,631
	Westfield Cap Corp. Ltd	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	China Steel Corporation	—	Long-term investment	—		2,978,804	N/A		2,977,695
	Taiwan Power Company	—	Long-term investment	—		915,276	N/A		914,582
	Nan Ya Plastics Corporation	—	Long-term investment	—		407,526	N/A		407,484
	Formosa Plastics Corporation	—	Long-term investment	—		405,485	N/A		405,322
	Formosa Petrochemical Corporation	—	Long-term investment	—		202,595	N/A		200,000

	Agency bonds			—
	Fed Hm Ln Pc	—	Short-term investment	—	US$	3,466	N/A	US$	3,462
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,520
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,024
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,947
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,962	N/A	US$	7,939
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,014	N/A	US$	6,924
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,936	N/A	US$	4,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,948	N/A	US$	4,944
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,468
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,018	N/A	US$	7,004
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,996	N/A	US$	4,973
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,042	N/A	US$	6,985
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	6,084
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,909	N/A	US$	2,907
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,953	N/A	US$	13,898
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,983	N/A	US$	13,946
	Federal Home Ln Bks	—	Short-term investment	—	US$	13,981	N/A	US$	13,946
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	6,978	N/A	US$	6,928
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,419
	Federal Home Ln Mtg Corp	—	Short-term investment	—	US$	4,953	N/A	US$	4,941
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,943
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	998	N/A	US$	993
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,933	N/A	US$	4,936
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,938
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,891
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,943

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,270	N/A	US$	5,237
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,940	N/A	US$	6,937
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,903	N/A	US$	6,917
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,981	N/A	US$	4,953
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	6,997	N/A	US$	6,983
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,798
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,976
	Freddie Mac	—	Short-term investment	—	US$	4,929	N/A	US$	4,934
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	2,535	N/A	US$	2,531
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	2,277	N/A	US$	2,273
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	6,075
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,435	N/A	US$	4,440
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,558	N/A	US$	3,539
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,645	N/A	US$	3,615
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,242	N/A	US$	4,188
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	2,141	N/A	US$	2,126
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,765	N/A	US$	4,719
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	3,486	N/A	US$	3,446
	FNMA Pool 685116	—	Short-term investment	—	US$	1,003	N/A	US$	1,002
	FNMA Pool 725095	—	Short-term investment	—	US$	2,008	N/A	US$	2,003
	FNMA Pool 790828	—	Short-term investment	—	US$	4,807	N/A	US$	4,773
	FNMA Pool 793932	—	Short-term investment	—	US$	994	N/A	US$	994
	FNMA Pool 794040	—	Short-term investment	—	US$	1,021	N/A	US$	1,020
	FNMA Pool 795548	—	Short-term investment	—	US$	977	N/A	US$	975
	FNMA Pool 806642	—	Short-term investment	—	US$	2,006	N/A	US$	2,004
	GNMA II Pool 081150	—	Short-term investment	—	US$	999	N/A	US$	997
	GNMA II Pool 081153	—	Short-term investment	—	US$	3,789	N/A	US$	3,766
	Government Natl Mtg Assn	—	Short-term investment	—	US$	1,734	N/A	US$	1,700

	Corporate issued asset-backed securities
	Aegis Asset Backed Secs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,004
	Aesop Fed II LLC	—	Short-term investment	—	US$	4,955	N/A	US$	4,963
	Aesop Fed II LLC	—	Short-term investment	—	US$	1,912	N/A	US$	1,888
	American Express Cr Account Ma	—	Short-term investment	—	US$	3,445	N/A	US$	3,427
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	949	N/A	US$	949
	Americredit Automobile Receiv	—	Short-term investment	—	US$	2,002	N/A	US$	1,998
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,055	N/A	US$	1,048
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,990
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,912
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	926	N/A	US$	923
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	5,364	N/A	US$	5,315
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	4,006
	Bank of Amer Lease Equip Tr	—	Short-term investment	—	US$	4,023	N/A	US$	3,995
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	1,478	N/A	US$	1,489
	Bear Stearns Asset Backed Secs	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	BMW Veh Owner Tr	—	Short-term investment	—	US$	4,978	N/A	US$	4,941
	California Infr + Economic Dev	—	Short-term investment	—	US$	4,298	N/A	US$	4,230

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	California Infras + Economic	—	Short-term investment	—	US$	6,126	N/A	US$	6,064
	California Infrastructure Dev	—	Short-term investment	—	US$	5,089	N/A	US$	5,035
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	4,018	N/A	US$	3,992
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	319	N/A	US$	318
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	1,147	N/A	US$	1,145
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,989
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,977
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	10,008	N/A	US$	9,923
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,493
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,991
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	4,959	N/A	US$	4,965
	Citicorp Mtg Secs	—	Short-term investment	—	US$	2,364	N/A	US$	2,363
	CNH Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,952
	Comm 2004 Htl 1	—	Short-term investment	—	US$	4,600	N/A	US$	4,607
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	4,209	N/A	US$	4,178
	CWABS Inc.	—	Short-term investment	—	US$	1,647	N/A	US$	1,662
	CWABS Inc.	—	Short-term investment	—	US$	1,903	N/A	US$	1,907
	CWABS Inc.	—	Short-term investment	—	US$	1,907	N/A	US$	1,912
	CWABS Inc.	—	Short-term investment	—	US$	2,000	N/A	US$	1,997
	CWABS Inc.	—	Short-term investment	—	US$	5,000	N/A	US$	5,055
	CWABS Inc.	—	Short-term investment	—	US$	3,500	N/A	US$	3,541
	CWALT Inc.	—	Short-term investment	—	US$	4,292	N/A	US$	4,277
	CWABS Inc.	—	Short-term investment	—	US$	2,317	N/A	US$	2,298
	CWABS Inc.	—	Short-term investment	—	US$	4,040	N/A	US$	4,040
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,991	N/A	US$	4,970
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,982	N/A	US$	4,970
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,897	N/A	US$	4,893
	Detroit Edison Securitization	—	Short-term investment	—	US$	674	N/A	US$	671
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,999
	Finance Amer Mtg Ln Tr	—	Short-term investment	—	US$	985	N/A	US$	986
	First Franklin Mtg Ln Tr	—	Short-term investment	—	US$	2,002	N/A	US$	2,006
	First Horizon Abs Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	3,567	N/A	US$	3,534
	First USA Credit Cr Master Tr	—	Short-term investment	—	US$	5,011	N/A	US$	5,008
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,999	N/A	US$	10,936
	Granite Mtgs PLC	—	Short-term investment	—	US$	5,000	N/A	US$	5,000
	GS Auto Ln Tr	—	Short-term investment	—	US$	2,948	N/A	US$	2,970
	GS Mtg Secs Corp.	—	Short-term investment	—	US$	2,944	N/A	US$	2,944
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	3,417	N/A	US$	3,400
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,938
	Holmes Fing No 8 PLC	—	Short-term investment	—	US$	5,001	N/A	US$	5,052
	Honda Auto Receivables	—	Short-term investment	—	US$	5,000	N/A	US$	4,991
	Household Automotive Tr	—	Short-term investment	—	US$	513	N/A	US$	511
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,468
	IMPAC Cmb Tr	—	Short-term investment	—	US$	1,414	N/A	US$	1,413
	IMPAC Cmb Tr	—	Short-term investment	—	US$	988	N/A	US$	988
	IMPAC Secd Assets Corp.	—	Short-term investment	—	US$	3,570	N/A	US$	3,566

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,502
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,460	N/A	US$	1,460
	Merrill Lynch Mtg Invs Inc.	—	Short-term investment	—	US$	1,500	N/A	US$	1,502
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,001
	National City Auto Receivables	—	Short-term investment	—	US$	1,206	N/A	US$	1,207
	Navistar finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,889
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,958
	Nissan Auto Receivables Own Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,993
	Nissan Auto Receivables Owner	—	Short-term investment	—	US$	4,853	N/A	US$	4,872
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	963	N/A	US$	961
	ONYX Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,933
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	4,204	N/A	US$	4,201
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,982
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	5,185	N/A	US$	5,117
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,731	N/A	US$	3,672
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	3,000	N/A	US$	2,980
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	3,659	N/A	US$	3,631
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,504	N/A	US$	2,513
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,960	N/A	US$	1,955
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,488	N/A	US$	1,486
	Sequoia Mtg Tr	—	Short-term investment	—	US$	2,000	N/A	US$	2,000
	Sequoia Mtg Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,500
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	3,037	N/A	US$	3,031
	Structured Asset Secs Corp.	—	Short-term investment	—	US$	1,403	N/A	US$	1,394
	Thoornburg Mtg Secs Tr	—	Short-term investment	—	US$	1,921	N/A	US$	1,923
	Toyota Auto Receivables 2003B	—	Short-term investment	—	US$	4,970	N/A	US$	4,930
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	5,042	N/A	US$	4,997
	TXU Elec Delivery Transition	—	Short-term investment	—	US$	7,736	N/A	US$	7,715
	USAA Auto Owner Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,991
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	6,000	N/A	US$	5,991
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,995
	WFS Financial Owner Trust	—	Short-term investment	—	US$	5,008	N/A	US$	4,989
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,992
	WFS Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,342
	Whole Auto Ln Tr	—	Short-term investment	—	US$	5,967	N/A	US$	5,966
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,969
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,964
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,906

	Commercial papers		Short-term investment	—	US$	2,997	N/A	US$	2,997

	Corporate issued notes		Short-term investment	—	US$	1,999	N/A	US$	1,999

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	Money market funds		Short-term investment	—	US$	21,114	N/A	US$	21,114

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		246,485	N/A		246,485
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		43,649	N/A		43,649
TSMC— North America	TSMC stock	Parent company	Short-term investment	14,151		677,110	—		696,661

Chi Cherng	TSMC stock	Parent company	Short-term investment	15,670		458,564	—		771,451

Hsin Ruey	TSMC stock	Parent company	Short-term investment	15,700		459,512	—		772,897

TSMC International	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300

	Stock
	InveStar	Subsidiary	Long-term investment	24,320	US$	34,514	97	US$	34,514
	InveStar II	Subsidiary	Long-term investment	51,300	US$	34,534	97	US$	34,534
	TSMC Development	Subsidiary	Long-term investment	1	US$	603,993	100	US$	603,993
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,544	100	US$	5,544
	3DFX Interactive Inc.	—	Long-term investment	68		—	—	—

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	484,060	99	US$	484,060

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	682	US$	67	—	US$	1,370
	Advanced Power Electronics Corp.	—	Short-term investment	1,108	US$	502	—	US$	697
	Broadtek Electronics Corp.	—	Short-term investment	869	US$	275	—	US$	225
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	—	US$	19,910
	SiRF Technology Holdings, Inc.	—	Short-term investment	90	US$	393	—	US$	1,157
	Broadtek Electronics Corp.	—	Long-term investment	145	US$	46	—	US$	38
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	208	1	US$	208
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,670	9	US$	5,670
	RichTek Technology Corp.	—	Long-term investment	842	US$	83	1	US$	1,692
	Signia Technologies, Inc.	—	Long-term investment	701	US$	202	3	US$	202
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	92	1	US$	92
	Advanced Power Electronics Corp.	—	Long-term investment	1,123	US$	508	2	US$	706
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	154	4	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
	Tropian, Inc.	—	Long-term investment	1,758	US$	471	3	US$	471

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	321	US$	184	—	US$	645
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	—	US$	8,716
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	RichTek Technology Corp.	—	Long-term investment	395	US$	226	1	US$	794
	Programmable Microelectronics
	(Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	GeoVision, Inc.	—	Long-term investment	471	US$	127	1	US$	127
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	490	14	US$	490
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,175	8	US$	1,175
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Silicon Data International Co., Inc.	—	Long-term investment	2,000	US$	204	3	US$	204
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	3	US$	122

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Sonics, Inc.	—	Long-term investment	1,582	US$	3,082	5	US$	3,082
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Tropian, Inc.	—	Long-term investment	1,464	US$	393	2	US$	393
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	Alchip Technologies Limited	—	Long-term investment	2,579	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	2,600	US$	867	13	US$	867
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	1,388

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125

(Continued)

				December 31, 2004
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(In Thousands of)	Thousand)		Ownership	Thousand)		Note
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Teknovus, Inc.	—	Long-term investment	5,556	US$	1,000	3	US$	1,000
	Miradia, Inc. (Formerly XHP Microsystems, Inc.)	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000
	Layer N Networks, Inc.	—	Long-term investment	1,905	US$	1,000	2	US$	1,000

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022
	Ivyon Technology, Inc.	—	Long-term investment	200	US$	775	10	US$	775

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	258	US$	250	3	US$	250
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Agelia Technologies, Inc.	—	Long-term investment	1,149	US$	1,000	2	US$	1,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	Axiom Microdevices, Inc.	—	Long-term investment	686	US$	700	5	US$	700
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182

GUC	Bond funds
	Grand Cathay	—	Short-term investment	3,608		45,543	N/A		45,544
	TIIM	—	Short-term investment	703		9,698	N/A		9,698
	Polaris De Li	—	Short-term investment	1,550		22,800	N/A		22,800
	EnTrust Kirin	—	Short-term investment	2,106		22,697	N/A		22,698
	E. Sun New Era	—	Short-term investment	1,920		20,313	N/A		20,314
	Jih Sun	—	Short-term investment	772		10,262	N/A		10,262
	EnTrust Phoenix	—	Short-term investment	2,081		30,563	N/A		30,564
	Transcend Fortune	—	Short-term investment	1,936		22,947	N/A		22,948

	Stock funds
	TIIM DaLi	—	Short-term investment	296		5,000	N/A		4,474
	UPAMC Global Select Fund of Funds	—	Short-term investment	336		3,364	N/A		3,378
	Sheng Hua 9966 Balance	—	Short-term investment	300		3,000	N/A		3,011

	Stock
	Global Unichip Corporation — NA	Subsidiary	Long-term investment	100		3,375	100		3,375

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition			Disposal							Ending Balance
													Carrying		Gain (Loss)			Amount
						Amount		Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	—	40,000	$1,359,120	—		$—	40,000		$1,359,120		$1,359,120		$—	—		$—
						(US$40,000)						(US$40,000)		(US$40,000)
	GS Fund	Short-term investment	Goldman Sachs	—	20,000	679,560	—		—	20,000		679,560		679,560		—	—		—
						(US$20,000)						(US$20,000)		(US$20,000)

	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	34,343	500,000	68,021		1,000,000	23,666		350,000		346,791		3,209	78,698		1,153,209
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	34,794	500,000	165,257		2,400,000	65,145		950,000		943,825		6,175	134,906		1,956,175
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—	—	18,235		200,000	—		—		—		—	18,235		200,000
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—	—	110,580		1,500,000	25,694		350,000		348,537		1,463	84,886		1,151,463
	INVESCO R.O.C Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—	—	—	93,975		1,350,000	17,270		250,000		248,089		1,911	76,705		1,101,911
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	—	—	80,833		900,000	—		—		—		—	80,833		900,000
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	—	—	76,640		900,000	—		—		—		—	76,640		900,000
	Shin Kong Chi Shin Bond Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	—	—	151,594		2,100,000	—		—		—		—	151,594		2,100,000
	NITC Bond Fund	Short-term investment	National Investment Trust Co., Ltd.	—	—	—	3,764		600,000	—		—		—		—	3,764		600,000
	HSBC NTD Money Management Fund	Short-term investment	HSBC Asset Management (Taiwan) Ltd.	—	—	—	41,568		600,000	—		—		—		—	41,568		600,000

	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,800,000	—		2,577,163	—		4,127,714		4,127,714		—	—		249,449

	Government bonds
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,422,197	—		—	—		1,427,762		1,422,197		5,565	—		—
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	3,157,331	—		—	—		3,169,750		3,157,331		12,419	—		—
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—	3,113,066	—		—	—		3,133,875		3,113,066		20,809	—		—
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—	—	—	—		2,023,206	—		2,031,500		2,023,206		8,294	—		—
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	—	—		1,207,409	—		—		—		—	—		1,207,409
	United States Treas NTS	Short-term investment	—	—	—	—	—	US$	699,398	—	US$	506,162	US$	507,041	US$	(879)	—	US$	192,357
	2003 Government Bond Series I	Long-term investment	FCB and several financial institutions	—	—	—	—		3,402,213	—		—		—		—	—		3,397,081
	2004 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—	—	—		2,349,573	—		—		—		—	—		2,349,573
	2004 Government Bond Series E	Long-term investment	BNP and several financial institutions	—	—	—	—		3,890,925	—		—		—		—	—		3,893,827
	2004 Kaohsiung Municipal Bond Series A	Long-term investment	KGI Securities Co., Ltd. and several financial institutions	—	—	—	—		620,000	—		—		—		—	—		620,000

	Corporate bonds
	Taiwan Power Company	Short-term investment	KGI Securities Co., Ltd.	—	—	—	—		2,777,798	—		—		—		—	—		2,777,798
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	—	—	US$	3,171	—		—		—		—	—	US$	3,171
	American Express Co.	Short-term investment	—	—	—	—	—	US$	3,550	—		—		—		—	—	US$	3,550
	American Express Cr Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,503	—	US$	3,504	US$	3,503	US$	1	—		—
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,130	—		—		—		—	—	US$	3,130
	American Gen Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,702	—		—		—		—	—	US$	3,702
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,509	—	US$	3,509	US$	3,509		—	—		—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,750	—	US$	3,755	US$	3,750	US$	5	—		—
	American Honda Fin Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,800	—		—		—		—	—	US$	3,800

(Continued)

					Beginning Balance		Acquisition			Disposal							Ending Balance
													Carrying		Gain (Loss)			Amount
						Amount		Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—	$—	—	US$	3,795	—		$—		$—		$—	—	US$	3,795
	Amgen Inc.	Short-term investment	—	—	—	—	—	US$	3,005	—		—		—		—	—	US$	3,005
	Bank New York Inc.	Short-term investment	—	—	—	—	—	US$	3,945	—		—		—		—	—	US$	3,945
	Bank One Corp.	Short-term investment	—	—	—	—	—	US$	3,693	—	US$	3,695	US$	3,693	US$	2	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$	3,805	—	US$	3,816	US$	3,805	US$	11	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	—	—	US$	3,518	—		—		—		—	—	US$	3,518
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	—	—	US$	3,105	—		—		—		—	—	US$	3,105
	Bristol Myers Squibb Co.	Short-term investment	—	—	—	—	—	US$	3,819	—		—		—		—	—	US$	3,819
	Brown Forman Corp.	Short-term investment	—	—	—	—	—	US$	3,277	—	US$	3,280	US$	3,277	US$	3	—		—
	Cardinal Health Inc.	Short-term investment	—	—	—	—	—	US$	3,837	—	US$	3,795	US$	3,837	US$	(42)	—		—
	Cit Group Hldgs Inc.	Short-term investment	—	—	—	—	—	US$	3,203	—		—		—		—	—	US$	3,203
	Citigroup Inc.	Short-term investment	—	—	—	—	—	US$	3,583	—		—		—		—	—	US$	3,583
	Compaq Computer Corp.	Short-term investment	—	—	—	—	—	US$	3,719	—		—		—		—	—	US$	3,719
	Consolidated Edison Co. NY Inc.	Short-term investment	—	—	—	—	—	US$	3,687	—		—		—		—	—	US$	3,687
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,534	—	US$	3,540	US$	3,534	US$	6	—		—
	Countrywide Home Lns Inc.	Short-term investment	—	—	—	—	—	US$	5,210	—		—		—		—	—	US$	5,210
	Credit Suisse First Boston USA	Short-term investment	—	—	—	—	—	US$	3,177	—	US$	3,188	US$	$3,177	US$	11	—		—
	Dell Computer Corp.	Short-term investment	—	—	—	—	—	US$	3,054	—		—		—		—	—	US$	3,054
	Diageo PLC	Short-term investment	—	—	—	—	—	US$	3,459	—		—		—		—	—	US$	3,459
	European Invt Bk	Short-term investment	—	—	—	—	—	US$	8,315	—		—		—		—	—	US$	8,315
	Federal Home Ln Mtg Corp	Short-term investment	—	—	—	—	—	US$	4,237	—		—		—		—	—	US$	4,237
	Federal Home Loan Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,847	—		—		—		—	—	US$	4,847
	First Data Corp.	Short-term investment	—	—	—	—	—	US$	3,013	—		—		—		—	—	US$	3,013
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,507	—	US$	3,498	US$	3,507	US$	(9)	—		—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,467	—		—		—		—	—	US$	3,467
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	—	—	US$	3,886	—		—		—		—	—	US$	3,886
	Genworth Finl Inc.	Short-term investment	—	—	—	—	—	US$	3,412	—		—		—		—	—	US$	3,412
	Goldman Sachs Group Inc Mtn	Short-term investment	—	—	—	—	—	US$	3,505	—		—		—		—	—	US$	3,505
	Goldman Sachs Group LP	Short-term investment	—	—	—	—	—	US$	3,820	—		—		—		—	—	US$	3,820
	Hewlett Packard Co.	Short-term investment	—	—	—	—	—	US$	3,373	—		—		—		—	—	US$	3,373
	Honeywell Inc.	Short-term investment	—	—	—	—	—	US$	3,284	—		—		—		—	—	US$	3,284
	Household Fin Corp.	Short-term investment	—	—	—	—	—	US$	3,712	—	US$	3,633	US$	3,712	US$	(79)	—		—
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	—	—	US$	3,542	—		—		—		—	—	US$	3,542
	Huntington Natl Bk	Short-term investment	—	—	—	—	—	US$	3,003	—		—		—		—	—	US$	3,003
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	—	—	US$	3,012	—		—		—		—	—	US$	3,012
	Intl Bk For Recon + Dev	Short-term investment	—	—	—	—	—	US$	5,232	—		—		—		—	—	US$	5,232
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$	3,638	—	US$	3,601	US$	3,638	US$	(37)	—		—
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$	3,128	—		—		—		—	—	US$	3,128
	JP Morgan Chase + Co.	Short-term investment	—	—	—	—	—	US$	3,663	—		—		—		—	—	US$	3,663
	Keycorp Mtn Book Entry	Short-term investment	—	—	—	—	—	US$	3,500	—		—		—		—	—	US$	3,500
	KFW Intl Fin Inc.	Short-term investment	—	—	—	—	—	US$	5,104	—		—		—		—	—	US$	5,104
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$	3,417	—	US$	3,381	US$	3,417	US$	(36)	—		—
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	—	—	US$	3,705	—		—		—		—	—	US$	3,705
	Lilly Eli + Co.	Short-term investment	—	—	—	—	—	US$	3,750	—		—		—		—	—	US$	3,750
	Merrill Lynch + Co Inc.	Short-term investment	—	—	—	—	—	US$	3,497	—	US$	3,498	US$	3,497	US$	1	—		—
	Merrill Lynch + Co Inc.	Short-term investment	—	—	—	—	—	US$	3,486	—		—		—		—	—	US$	3,486
	Monumental Global Fdg II 2002A	Short-term investment	—	—	—	—	—	US$	3,129	—		—		—		—	—	US$	3,129
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—	—	US$	5,741	—		—		—		—	—	US$	5,741
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	—	—	US$	4,763	—	US$	3,713	US$	3,713		—	—	US$	1,050
	Nationsbank Corp.	Short-term investment	—	—	—	—	—	US$	3,644	—		—		—		—	—	US$	3,644
	Nationwide Bldg Soc	Short-term investment	—	—	—	—	—	US$	3,457	—		—		—		—	—	US$	3,457
	Nationwide Life Global Mtn	Short-term investment	—	—	—	—	—	US$	3,413	—		—		—		—	—	US$	3,413
	Pepsico Inc. Mtn Book Entry	Short-term investment	—	—	—	—	—	US$	3,818	—		—		—		—	—	US$	3,818
	Popular North Amer Inc Mtn	Short-term investment	—	—	—	—	—	US$	3,042	—		—		—		—	—	US$	3,042
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$	3,507	—		—		—		—	—	US$	3,507
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	—	—	US$	3,050	—		—		—		—	—	US$	3,050
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	—	—	US$	3,168	—		—		—		—	—	US$	3,168
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	—	—	US$	3,160	—		—		—		—	—	US$	3,160
	SBC Communications Inc.	Short-term investment	—	—	—	—	—	US$	3,681	—		—		—		—	—	US$	3,681

(Continued)

					Beginning Balance		Acquisition			Disposal							Ending Balance
													Carrying		Gain (Loss)			Amount
						Amount		Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
	Shell Finance (UK) PLC	Short-term investment	—	—	—	$—	—	US$	3,604	—		$—		$—		$—	—	US$	3,604
	TIAA Global Mkts Inc.	Short-term investment	—	—	—	—	—	US$	3,631	—	US$	3,131	US$	3,112	US$	19	—	US$	519
	Unitedhealth Group Inc.	Short-term investment	—	—	—	—	—	US$	3,119	—		—		—		—	—	US$	3,119
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$	3,177	—	US$	3,135	US$	3,177	US$	(42)	—		—
	Viacom Inc.	Short-term investment	—	—	—	—	—	US$	3,172	—	US$	3,175	US$	3,172	US$	3	—		—
	Wachovia Corp.	Short-term investment	—	—	—	—	—	US$	3,720	—		—		—		—	—	US$	3,720
	Walmart Cda Venture Corp.	Short-term investment	—	—	—	—	—	US$	3,670	—		—		—		—	—	US$	3,670
	Washington Mut Fin Corp.	Short-term investment	—	—	—	—	—	US$	4,768	—		—		—		—	—	US$	4,768
	Washington Mut Inc.	Short-term investment	—	—	—	—	—	US$	4,735	—		—		—		—	—	US$	4,735
	Washington Post Co.	Short-term investment	—	—	—	—	—	US$	3,182	—		—		—		—	—	US$	3,182
	Wells Fargo + Co. New	Short-term investment	—	—	—	—	—	US$	3,697	—		—		—		—	—	US$	3,697
	China Steel Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		2,997,430	—		—		—		—	—		2,978,804
	Taiwan Power Company	Long-term investment	BNP and several financial institutions	—	—	—	—		950,646	—		—		—		—	—		915,276
	Nan Ya Plastics Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		408,538	—		—		—		—	—		407,526
	Formosa Plastics Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		406,245	—		—		—		—	—		405,485
	Formosa Petrochemical Corporation	Long-term investment	Chung Shing Bills Finance Corp.	—	—	—	—		202,980	—		—		—		—	—		202,595

	Agency bonds
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	6,096	—		—		—		—	—	US$	6,096
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,725	—		—		—		—	—	US$	4,725
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	3,558	—		—		—		—	—	US$	3,558
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	5,861	—		—		—		—	—	US$	5,861
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	3,393	—		—		—		—	—	US$	3,393
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	6,130	—		—		—		—	—	US$	6,130
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	—	—	—	US$	6,371	—		—		—		—	—	US$	6,371
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$	7,000	—		—		—		—	—	US$	7,000
	Fnma Pool 790828	Short-term investment	—	—	—	—	—	US$	5,014	—		—		—		—	—	US$	5,014
	Gnma II Pool 081153	Short-term investment	—	—	—	—	—	US$	3,817	—		—		—		—	—	US$	3,817
	Gnma II Pool Tba Nov 30 Arms	Short-term investment	—	—	—	—	—	US$	4,829	—	US$	4,829	US$	4,829		—	—		—
	Government Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,473	—		—		—		—	—	US$	4,473
	Federal Hm Ln PC	Short-term investment	—	—	—	—	—	US$	3,466	—		—		—		—	—	US$	3,466
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	5,210	—	US$	4,153	US$	4,168	US$	(15)	—	US$	1,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,927	—		—		—		—	—	US$	4,927
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	14,938	—	US$	6,980	US$	6,976	US$	4	—	US$	7,962
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,014	—		—		—		—	—	US$	7,014
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,936	—		—		—		—	—	US$	4,936
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	9,956	—	US$	9,967	US$	9,956	US$	11	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	5,264	—	US$	5,286	US$	5,264	US$	22	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	4,948	—		—		—		—	—	US$	4,948
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,018	—		—		—		—	—	US$	7,018
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	9,993	—	US$	5,000	US$	4,997	US$	3	—	US$	4,996
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	7,042	—		—		—		—	—	US$	7,042
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	6,098	—		—		—		—	—	US$	6,098
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,953	—		—		—		—	—	US$	13,953
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,983	—		—		—		—	—	US$	13,983
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$	13,981	—		—		—		—	—	US$	13,981
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	6,978	—		—		—		—	—	US$	6,978
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	3,388	—		—		—		—	—	US$	3,388
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,907	—	US$	4,981	US$	4,907	US$	74	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,953	—		—		—		—	—	US$	4,953
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	9,997	—		—		—		—	—	US$	9,997
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	9,971	—	US$	9,942	US$	9,971	US$	(29)	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	11,984	—	US$	10,965	US$	10,986	US$	(21)	—	US$	998
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,933	—		—		—		—	—	US$	4,933
	Federal Home Ln Mtg Corp. Mtn	Short-term investment	—	—	—	—	—	US$	4,930	—		—		—		—	—	US$	4,930
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	—	—	US$	4,903	—		—		—		—	—	US$	4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	11,036	—	US$	10,997	US$	11,036	US$	(39)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	10,496	—	US$	10,430	US$	10,496	US$	(66)	—		—
(Continued)

					Beginning Balance		Acquisition			Disposal							Ending Balance
													Carrying		Gain (Loss)			Amount
						Amount		Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in	Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)	(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
	Federal Natl Mtg Assn	Short-term investment	—	—	—	$—	—	US$	5,270	—		$—		$—		$—	—	US$	5,270
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,982	—	US$	4,983	US$	4,982	US$	1	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	6,940	—		—					—	US$	6,940
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,867	—	US$	4,938	US$	4,867	US$	71	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	6,903	—		—		—		—	—	US$	6,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,981	—		—		—		—	—	US$	4,981
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	6,997	—		—		—		—	—	US$	6,997
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$	4,993	—	US$	4,993	US$	4,993		—	—		—
	Federal Natl Mtg Assn Disc Nts	Short-term investment	—	—	—	—	—	US$	5,000	—		—		—		—	—	US$	5,000
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$	15,787	—		—		—		—	—	US$	15,787
	Freddie Mac	Short-term investment	—	—	—	—	—	US$	4,929	—		—		—		—	—	US$	4,929
	Student Ln Marketing Assn	Short-term investment	—	—	—	—	—	US$	16,000	—	US$	16,000	US$	16,000		—	—		—

	Corporate issued asset-backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	—	—	US$	4,955	—		—		—		—	—	US$	4,955
	American Express Cr Account MA	Short-term investment	—	—	—	—	—	US$	3,445	—		—		—		—	—	US$	3,445
	Americredit Automobile Receivb	Short-term investment	—	—	—	—	—	US$	4,949	—		—		—		—	—	US$	4,949
	Banc Amer Coml Mtg Inc.	Short-term investment	—	—	—	—	—	US$	5,503	—		—		—		—	—	US$	5,503
	Banc Amer Mtg Secs Inc.	Short-term investment	—	—	—	—	—	US$	4,030	—		—		—		—	—	US$	4,030
	Bank Of Amer Lease Equip Tr	Short-term investment	—	—	—	—	—	US$	4,023	—		—		—		—	—	US$	4,023
	BMW Veh Owner Tr	Short-term investment	—	—	—	—	—	US$	4,978	—		—		—		—	—	US$	4,978
	California Infr + Economic Dev	Short-term investment	—	—	—	—	—	US$	4,298	—		—		—		—	—	US$	4,298
	California Infras + Economic	Short-term investment	—	—	—	—	—	US$	8,383	—		—		—		—	—	US$	8,383
	California Infrastructure Dev	Short-term investment	—	—	—	—	—	US$	7,419	—		—		—		—	—	US$	7,419
	Capital Auto Receivables Asset	Short-term investment	—	—	—	—	—	US$	4,627	—		—		—		—	—	US$	4,627
	Capital One Master Tr	Short-term investment	—	—	—	—	—	US$	3,093	—	US$	3,072	US$	3,093	US$	(21)	—		—
	Capital One Multi Asset Execut	Short-term investment	—	—	—	—	—	US$	4,957	—		—		—		—	—	US$	4,957
	Capital One Secd Nt Tr	Short-term investment	—	—	—	—	—	US$	5,032	—	US$	5,000	US$	5,032	US$	(32)	—		—
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—	—	US$	10,008	—		—		—		—	—	US$	10,008
	Centex Home Equity Ln Tr	Short-term investment	—	—	—	—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Cit Equip Coll Tr	Short-term investment	—	—	—	—	—	US$	4,999	—		—		—		—	—	US$	4,999
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—	—	US$	4,959	—		—		—		—	—	US$	4,959
	CHN Equip Tr	Short-term investment	—	—	—	—	—	US$	5,000	—		—		—		—	—	US$	5,000
	Comm 2004 Htl 1	Short-term investment	—	—	—	—	—	US$	4,600	—		—		—		—	—	US$	4,600
	Credit Suisse First Boston Mtg	Short-term investment	—	—	—	—	—	US$	5,000	—		—		—		—	—	US$	5,000
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$	5,000	—		—		—		—	—	US$	5,000
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$	3,500	—		—		—		—	—	US$	3,500
	CWALT Inc.	Short-term investment	—	—	—	—	—	US$	4,718	—		—		—		—	—	US$	4,718
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$	3,129	—		—		—		—	—	US$	3,129
	CWABS Inc.	Short-term investment	—	—	—	—	—	US$	4,040	—		—		—		—	—	US$	4,040
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$	4,991	—		—		—		—	—	US$	4,991
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$	4,982	—		—		—		—	—	US$	4,982
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	—	—	US$	4,897	—		—		—		—	—	US$	4,897
	First Union Lehman Bros Mtg Tr	Short-term investment	—	—	—	—	—	US$	4,177	—		—		—		—	—	US$	4,177
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	—	—	US$	5,011	—		—		—		—	—	US$	5,011
	Ford Cr Auto Owner Tr	Short-term investment	—	—	—	—	—	US$	10,999	—		—		—		—	—	US$	10,999
	GE Cap Cr Card Master Nt Tr	Short-term investment	—	—	—	—	—	US$	4,000		US$	4,003	US$	4,000	US$	3	—		—
	Granite Mtgs PLC	Short-term investment	—	—	—	—	—	US$	5,000	—		—		—		—	—	US$	5,000
	GS Mtg Secs Corp.	Short-term investment	—	—	—	—	—	US$	4,000	—		—		—		—	—	US$	4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$	4,000	—		—		—		—	—	US$	4,000
	Harley Davidson Motorcycle Tr	Short-term investment	—	—	—	—	—	US$	5,999	—		—		—		—	—	US$	5,999
	Holmes Fing No 8 PLC	Short-term investment	—	—	—	—	—	US$	5,001	—		—		—		—	—	US$	5,001
	Honda Auto Receivables	Short-term investment	—	—	—	—	—	US$	5,000	—		—		—		—	—	US$	5,000
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Impac Secd Assets Corp.	Short-term investment	—	—	—	—	—	US$	4,000	—		—		—		—	—	US$	4,000
	Monumentl Global Fdg II	Short-term investment	—	—	—	—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Navistar Finl 2003 A Owner Tr	Short-term investment	—	—	—	—	—	US$	4,928	—		—		—		—	—	US$	4,928
	Nissan Auto Receivables	Short-term investment	—	—	—	—	—	US$	7,000	—		—		—		—	—	US$	7,000

(Continued)

					Beginning Balance			Acquisition			Disposal							Ending Balance
														Carrying		Gain (Loss)			Amount
						Amount			Amount			Amount		Value		on Disposal			(US$ in
	Marketable Securities	Financial Statement		Nature of	Shares/Units	(US$ in		Shares/Units	(US$ in		Shares/Units	(US$ in		(US$ in		(US$ in		Shares/Units	Thousand)
Company Name	Type and Name	Account	Counter-party	Relationship	(Thousand)	Thousand)		(Thousand)	Thousand)		(Thousand)	Thousand)		Thousand)		Thousand)		(Thousand)	(Note 1)
	Nissan Auto Receivables Owner Tr	Short-term investment	—	—	—		$—	—	US$	4,999	—		$—		$—		$—	—	US$	4,999
	Nissan Auto Receivables Owner	Short-term investment	—	—	—		—	—	US$	4,853	—		—		—		—	—	US$	4,853
	ONYX Accep Owner Tr	Short-term investment	—	—	—		—	—	US$	4,913	—		—		—		—	—	US$	4,913
	Permanent Fing No 1 PLC	Short-term investment	—	—	—		—	—	US$	5,102	—	US$	5,036	US$	5,102	US$	(66)	—		—
	Providian Gateway Owner Tr	Short-term investment	—	—	—		—	—	US$	4,204	—		—		—		—	—	US$	4,204
	Providian Gateway Owner Tr	Short-term investment	—	—	—		—	—	US$	3,992	—		—		—		—	—	US$	3,992
	Reliant Energy Transition Bd	Short-term investment	—	—	—		—	—	US$	5,185	—		—		—		—	—	US$	5,185
	Residential Asset Mtg Prods	Short-term investment	—	—	—		—	—	US$	3,766	—		—		—		—	—	US$	3,766
	Residential Fdg Mtg Secs I Inc	Short-term investment	—	—	—		—	—	US$	3,947	—		—		—		—	—	US$	3,947
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Structured Adj Rate Mtg Ln Tr	Short-term investment	—	—	—		—	—	US$	3,058	—		—		—		—	—	US$	3,058
	Toyota Auto Receivables 2003 B	Short-term investment	—	—	—		—	—	US$	4,970	—		—		—		—	—	US$	4,970
	Triad Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	5,042	—		—		—		—	—	US$	5,042
	TXU Elec Delivery Transition	Short-term investment	—	—	—		—	—	US$	8,009	—		—		—		—	—	US$	8,009
	USAA Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	4,000	—		—		—		—	—	US$	4,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	6,000	—		—		—		—	—	US$	6,000
	Wachovia Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	4,999	—		—		—		—	—	US$	4,999
	WFS Financial Owner Trust	Short-term investment	—	—	—		—	—	US$	5,008	—		—		—		—	—	US$	5,008
	WFS Finl 2002 4 Owner Tr	Short-term investment	—	—	—		—	—	US$	3,904	—		—		—		—	—	US$	3,904
	WFS Finl 2004 2 Owner Tr	Short-term investment	—	—	—		—	—	US$	4,994	—		—		—		—	—	US$	4,994
	WFS Finl 2004 4 Owner Tr	Short-term investment	—	—	—		—	—	US$	5,399	—		—		—		—	—	US	5,399
	Whole Auto Ln Tr	Short-term investment	—	—	—		—	—	US$	5,967	—		—		—		—	—	US$	5,967
	Whole Auto Ln Tr	Short-term investment	—	—	—		—	—	US$	4,000	—		—		—		—	—	US$	4,000
	World Omni Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	5,963	—		—		—		—	—	US$	5,963
	World Omni Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	5,000	—	US$	4,986	US$	5,000	US$	(14)	—		—

	Money market funds	Short-term investment	—	—	—		—	—	US$	21,114	—		—		—		—	—	US$	21,114

InveStar	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	947	US$	121	—		—	1,595	US$	6,783	US$	184	US$	6,598	682	US$	67
	Atheros Communication, Inc.	Short-term investment	—	—	1,205	US$	3,593	—		—	1,205	US$	8,972	US$	3,593	US$	5,379	—		—
	Monolithic Power Systems, Inc.	Short-term investment	—	—	2,521	US$	2,000	—		—	546	US$	4,318	US$	433	US$	3,885	1,975	US$	1,567

InveStar II	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	465	US$	346	—		—	768	US$	3,394	US$	519	US$	2,875	321	US$	184

Note: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and the bond premium or discount amortization amount.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Prior Transaction of
	Types					Nature	Related Counter-party					Purpose
Company	of	Transaction	Transaction			of			Transfer		Price	of	Other
Name	Property	Date	Amount	Payment Term	Counter-party	Relationship	Owner	Relationship	Date	Amount	Reference	Acquisition	Terms
The Company	Fab. 12	April 21, 2004	$1,484,370	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	April 21, 2004	420,168	By the construction progress	CHRIST AG	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	April 22, 2004	224,800	By the construction progress	Allis Electric Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	340,307	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	116,181	By the construction progress	United Industry gas Corp., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	May 12, 2004	133,092	By the construction progress	BOC EDWARDS, CMS	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 17, 2004	165,208	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 2, 2004	225,744	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 8, 2004	100,767	By the construction progress	Kanto Chemical Co., Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	July 8, 2004	466,833	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 3, 2004	300,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	122,969	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	185,984	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	August 5, 2004	182,060	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	October 15, 2004	105,299	By the construction progress	IDC Taiwan, Inc., Taiwan Branch (U.S.A.)	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Abnormal		Notes/Accounts
			Transaction Details				Transaction		Payable or Receivable
Company	Related	Nature of	Purchase/		% to	Payment	Unit	Payment	Ending	% to
Name	Party	Relationship	Sale	Amount	Total	Terms	Price	Terms	Balance	Total	Note
The Company	TSMC — North America	Subsidiary	Sales	$142,271,732	55	Net 30 days after invoice date	None	None	$15,526,964	47
	Philips and its affiliates	Major shareholder	Sales	5,463,565	2	Net 30 days after monthly closing	None	None	581,487	2
	GUC	Investee	Sales	371,546	—	Net 30 days after monthly closing	None	None	56,436	—
	WaferTech	Subsidiary	Purchases	15,203,047	34	Net 30 days after monthly closing	None	None	(913,107)	9
	VIS	Investee	Purchases	9,169,602	13	Net 30 days after monthly closing	None	None	(1,533,938)	16
	SSMC	Investee	Purchases	5,869,123	21	Net 30 days after monthly closing	None	None	(207,794)	2

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amounts Received
Company	Related	Nature of	Ending	Turnover	Overdue		in Subsequent	Allowance for
Name	Party	Relationship	Balance	Rate	Amount	Action Taken	Period	Bad Debts
The Company	TSMC — North America	Subsidiary	$15,526,964	38 days	$5,044,202	—	$6,013,414	$—
	TSMC — Shanghai	Subsidiary	1,473,365	(Note)	145,146	Accelerate demand on account receivables	—	—
	Philips and its affiliates	Major shareholder	581,487	49 days	7,136	—	13,726	—

Note: The ending balance is generated mainly from the sales of machinery, so it is not applicable for the calculation of the turnover rate.

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of December 31, 2004
							Percentage		Net Income	Investment
				December 31,	December 31,	Shares	of	Carrying Value	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2004	2003	(Thousand)	Ownership	(Note 1)	Investee	(Note 2)	Note

The Company	TSMC - North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	$333,178	$333,178	11,000	100	$502,242	$120,587	$112,543	Subsidiary
	TSMC - Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	25,439	262	262	Subsidiary
	TSMC - Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	102,572	2,919	2,919	Subsidiary
	TSMC - Shanghai	Shanghai, China	Manufacturing and marketing of integrated circuits and semiconductor devices	9,187,962	1,890,952	—	100	8,113,511	(727,036)	(727,036)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	409,532	28	5,401,982	4,706,668	1,329,555	Investee
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	23,778,997	2,598,162	2,598,162	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	50,570	21,359	(664)	Investee
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	49,823	21,887	(491)	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	3,908,356	43,117	43,117	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	3,290,888	2,288,786	732,418	Investee
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,447,957	1,179,690	—	99	823,232	(97,767)	(97,278)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	39,040	47	391,626	30,424	23,279	Investee
	VisEra	Hsin-Chu, Taiwan	Manufacturing, material wholesaling and retailing of electronic spare parts	51,000	51,000	5,100	25	59,116	35,540	8,885	Investee
	VTAF II	Cayman Islands	Investing in new start-up technology companies	332,412	—	—	98	329,968	18,373	14,648	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The gains or losses on disposal of the stocks held by subsidiaries (treated as treasury stocks) and the paid-in capital from cash dividend distributed by parent company are excluded.

TABLE 9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan as			from Taiwan				Inward
		of Paid-in		of	Investment Flows		as of			Carrying Value	Remittance of
		Capital		January 1, 2004	Outflow		December 31,	Percentage of	Investment	as of	Earnings as of
	Main Businesses and	(RMB in	Investment	(US$ in	(US$ in		2004 (US$ in	Ownership in	Gain (Loss)	December 31,	December 31,
Investee Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2004	2004

TSMC (Shanghai) Company Limited	Manufacturing and marketing of integrated circuits and semiconductor devices	$9,187,962 (RMB2,284,355)	(Note 1)	$1,890,952 (US$56,000)	$7,297,010 (US$220,000)	$ —	$9,187,962 (US$276,000)	100%	$(727,036)	$8,113,511	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2004	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$9,187,962 (US$276,000)	$11,841,207 (US$371,000)	$11,841,207 (US$371,000)

Note 1: Direct investment in TSMC (Shanghai) US$276,000 thousand.

Note 2: Amount was recognized based on the audited financial statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 25, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer